

PLUM CREEK 2007 ANNUAL REPORT + 10-K

...en MAXIMIZE VALUE
Now MAXIMIZE VALUE
Next MAXIMIZE VALUE

DISTRIBUTION OF ACREAGE
[TOTALING 8 MILLION ACRES]



MONTANA 1,226,000
WISCONSIN 364,000
MICHIGAN 646,000
WASHINGTON 124,000
OREGON 405,000
MAINE 929,000
NEW HAMPSHIRE 33,000
WEST VIRGINIA 113,000
ARKANSAS 899,000
OKLAHOMA 120,000
NORTH CAROLINA 62,000
TEXAS 47,000
SOUTH CAROLINA 199,000
GEORGIA 866,000
FLORIDA 601,000
ALABAMA 101,000
MISSISSIPPI 807,000
LOUISIANA 492,000

HOW WE DO BUSINESS

The timber and land assets Plum Creek owns are a tremendous store of value. We think of our forests as the principal of an investment—one that grows biologically each year. As these trees grow in volume, they also grow in value as larger trees become better suited for more valuable end uses. Sustainably managed and third-party-certified under the Sustainable Forestry Initiative® (SFI), these growing forests are capable of generating cash flows for generations.

Just as our timber assets represent a unique and growing store of value, so do our underlying land assets. Our land assets have a long-term history of price appreciation. As the population of the nation has expanded, so has the demand for rural land for recreation, permanent conservation, and family retreats.

Our job is to maximize the value of these remarkably valuable assets—and deliver that value to our shareholders. Through the scope and scale of our ownership, we have a perspective on timber and rural land markets that is unmatched. It provides superior insight into value-creation opportunities across the nation—which leads to superior investment decisions.

Our view of these assets is as intimate as it is comprehensive. Our professional foresters, real estate professionals, and experts in non-timber natural resources evaluate every acre we manage to understand its highest-value use. And we manage each acre as productive forest with its ultimate end use in mind.

As Plum Creek has grown, our disciplined approach to capital allocation has remained constant. We base investment decisions on the value created by their long-term cash flows. Our strategies are designed and proven to grow the long-term value of our shareholders' investments: paying an attractive, sustainable, and growing dividend; making acquisitions that add to our cash flow; and opportunistically repurchasing our stock.



Rick R. Holley
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear fellow shareholders: At Plum Creek, every employee focuses each day on what he or she can do to identify, create, grow, and deliver value to our shareholders.

I believe that our single-minded focus on value is what differentiates Plum Creek from other companies. It has also served our shareholders well in good times and bad. Never was our value focus more evident than in 2007—a year in which the country experienced the worst housing decline since 1980, a credit market in turmoil, and an uncertain economy. Yet, even during these challenging economic times, Plum Creek delivered total shareholder returns of more than 20% for the year, outpacing the S&P 500, which returned 5.5%.

How could the company achieve these returns in such a difficult environment? First, our financial results held up very well due to the geographic diversity of our land holdings and to the performance of our Real Estate segment, which continues to grow. Also, I believe that in these uncertain economic times, investors have become more focused on companies with hard assets and healthy, safe dividends. Plum Creek has both.

We are not only the largest private timberland owner in the United States but also the largest landowner, and today, investors have a better understanding of and appreciation for the incredible store of value in these assets. So, with Plum Creek, investors own long-term appreciating, not depreciating, assets—assets that can't be manufactured or duplicated—a unique and enduring investment. And our dividend is not only safe, but it also has increased for the fourth consecutive year by 5%.

When I meet with investors, I explain what's unique and special about Plum Creek. Eight million acres of land in 18 states—the largest and most geographically diverse land holding in the richest and most politically stable country in the world—that's unique. A core asset, timber, that grows biologically, 7% each year. A land asset composed of multiple layers of value opportunities—the trees we harvest from them, the land itself, and the natural resources that lie beneath our land holdings—oil and gas, construction materials, and even water, as well as emerging opportunities with bioenergy and wind power.

"Each of our core assets, timber and land, appreciates in value every day."

Another unique aspect of Plum Creek is our steadfast focus, year after year, on our strategic objectives, which remain unchanged and bear repeating:

- Evaluating our timberland portfolio for the highest-value outcome
- Growing the value of our core timber business
- Creating and capturing value from timberlands with high-value alternative use
- Allocating capital in a disciplined and effective manner that creates the most value for our shareholders

Summarized below are some of the ways we put these strategies to work.

EVALUATING OUR TIMBERLAND PORTFOLIO

We continuously evaluate our 8 million-acre land portfolio to determine the best use and highest long-term value of every acre. Today, we have approximately 6 million acres of core timberlands that we expect to sustainably manage for generations. We've identified approximately 300,000 acres as non-strategic, and we will sell these lands over the next several years. We've also identified another 500,000 acres of land that we expect to sell over time for conservation. Our remaining land, nearly 1.2 million acres, consists of properties that we call "higher and better use" (HBU) lands. These properties are valued at several times the value of our core timberlands and will be monetized over time, either sold as small parcels or improved in some way and sold as partially developed properties. At a November 2007 investor meeting, we estimated the value of our 2 million acres of non-core land at approximately $5.7 billion.

Additionally, we have identified another 950,000 acres of core timberland that we believe have higher values today, and we may transition them to the HBU category over time.

GROWING THE VALUE OF OUR CORE TIMBER BUSINESS

Trees reach economic maturity anywhere from 20 to 90 years, depending on the region of the country where they are located. Certainly it would be unwise to grow a tree to maturity then harvest it in a market that will not pay full value. Although timber markets weakened in 2007, due to the slowdown in the U.S. housing market, Plum Creek demonstrated one of its unique strengths—the willingness and ability to defer harvests in weaker markets and accelerate harvests in stronger markets. During the year, we reduced the harvest of sawlogs to the lowest level in six years, deferring the sawlog harvest in unattractively priced markets. At the same time, we increased the harvest of pulpwood in other markets to take advantage of the best prices we've seen in years for this product. This disciplined approach allows us to maximize the long-term value of our assets and the company.

Growing and protecting the value of our forests is an imperative at Plum Creek. We plant nearly 85 million seedlings each year and spend $45 million each year to improve the productivity of our forests. All of our lands have been independently certified to demonstrate compliance with the Sustainable Forestry Initiative standard.

CREATING AND CAPTURING VALUE FROM TIMBERLANDS WITH HIGH-VALUE ALTERNATIVE USE

As I mentioned previously, we spend a lot of time identifying the best and highest-value use of every acre we manage. However, it's one thing to identify value and quite another to capture it. Over the last few years, we've built an excellent team of professionals to manage our Real Estate segment—where our revenue has tripled to more than $330 million over the last five years. This team entitled and sold a number of our high-value properties for more than $10,000 per acre in some cases. We've also entered into a number of joint ventures with development partners to capture value. Determining the highest value of an acre of land then capturing that value—that's what we do!

Today, we are seeing many new opportunities in the marketplace that will enable us to utilize and capture value from our assets, and we're paying attention to them all. We will be responsive to changes in the market, whether driven by aging "baby boomers," interest in rural recreation lands, or concerns of the American public related to global warming and dependence on foreign oil. At Plum Creek, we are analyzing and will respond to these opportunities. One example is the potential use of wood for energy. Wood is a terrific source of energy—it's carbon-neutral, renewable, and plentiful. Post-harvest residuals can be burned

DISCIPLINED ASSET MANAGEMENT
8 MILLION ACRES

We manage our portfolio of timberlands with a goal of growing the total value of our shareholders' investment. We seek to redeploy the capital generated from the sale of both non-strategic and higher-value timberlands to best benefit our shareholders, whether through acquisition of new core timberlands, opportunistic repurchase of the company's shares, or investments aimed at improving the productivity of our core timberlands.


HOLD & GROW VALUE
CORE TIMBERLANDS
6.0 MILLION ACRES
SELL & REDEPLOY
NON-STRATEGIC TIMBERLANDS
0.3 MILLION ACRES
SELL & REDEPLOY
TIMBERLANDS WITH HIGHER VALUES
1.7 MILLION ACRES

as fuel in a cogeneration facility, manufactured into wood pellets to heat homes, or used in the manufacture of cellulosic ethanol, which can serve as a renewable liquid fuel for automobiles.

ALLOCATING CAPITAL

You've heard this before, but capital allocation remains a top priority at Plum Creek. We believe that being effective stewards of shareholder capital is critical to our ongoing success. Even in the challenging economic environment we experienced last year, we generated significant cash flow, which allowed us to increase your dividend by 5% in 2007, invest $174 million to purchase additional lands, and invest $93 million to improve the quality of our assets. During the year, we also repurchased $202 million of the company's stock at very attractive prices, increasing your proportionate ownership in Plum Creek by nearly 3%. We also sold nearly 100,000 acres of timberland in Wisconsin for $70 million. This sale captured attractive value for our shareholders while attesting to the value of timberlands in this region of the country.

Our financial performance in 2007 was very good, considering the downturn in housing.

Our revenue for the year was $1.68 billion and net income was $282 million. Importantly, we continued to generate significant cash flow. For the year, cash provided by operating activities was $517 million, $223 million more than our annual dividend. We ended the year with $240 million in cash and cash equivalents. Our strong cash flow and balance sheet provide the company with ample financial flexibility to improve our asset base and pursue our value-maximizing strategic objectives.

Looking ahead, clouds of uncertainty lie on the horizon. The housing sector is not expected to improve in 2008, and our country may be headed into a recession. Fortunately, longer term, the outlook is much better. The U.S. economy will continue to grow, and demographic trends in the country will require a significant number of homes to be built over the next decade.

The good news for Plum Creek and its shareholders is that our assets continue to grow—biologically and in value—each day. Our management team's knowledge of company assets, understanding of the markets, and focus on value will continue to serve the company well—as they have over the past 15 years, during which time our annualized total shareholder return was 15.2%.

Earlier I mentioned that Plum Creek had both unique and special attributes. What's the special attribute? It's our people, with their unwavering commitment to value in everything they do! I thank all our employees for their hard work and dedication—our success is a tribute to them. I also thank you, our shareholders, for your continued support.

Rick Holley
President and Chief Executive Officer

CONSISTENT FOCUS ON LONG-TERM VALUE CREATION

Much has changed since Plum Creek began almost 20 years ago. But the important things remain constant: our focus on maximizing the value of our assets, our sustainable management of each acre of forest, and our disciplined approach to capital allocation.



1989 Plum Creek is formed as a master limited partnership and acquires 1.4 million acres of northwest timberlands from its former parent, Burlington Resources. The company lists on the New York Stock Exchange (NYSE) as PCL.

1993 Acquires 865,000 acres of Montana timberlands from Champion International.

1996 Diversifies its landholdings into the South through the purchase of 538,000 acres of timberland in Louisiana and Arkansas from Riverwood International Corp.

1998 Further diversifies its timberland ownership by purchasing 905,000 acres in Maine from Sappi Ltd.

1999 Becomes the first company to have all lands third-party certified to the Sustainable Forestry Initiative standards and becomes the first timber real estate investment trust.

2001 Becomes the most diversified landowner in the United States, with a total of 7.8 million acres through a merger with The Timber Company.

2002 Acquires 307,000 acres of timberlands in Wisconsin from Stora Enso.

2003 Acquires 139,000 acres of lands in South Carolina, Arkansas, and New Hampshire.

2004 Acquires 78,000 acres in Arkansas and Maine.

2005 Further diversifies ownership through the acquisition of 650,000 acres of timberlands in the upper peninsula of Michigan from Escanaba Timber LLC. Acquires 56,000 acres of land in Florida from Soterra LLC.

2006 Broadens the company's ownership in Oregon, acquiring 98,000 acres.

2007 Acquires a total of 69,000 acres, expanding ownership in Oregon and Georgia.

At Plum Creek, we talk a lot about maximizing value.

Here's how we do it.



CONSERVING THE LAND

Sometimes a property's greatest value is in preserving it for future generations. Plum Creek is committed to land conservation and has a proud history of partnerships that have resulted in the preservation of more than half a million acres across the United States. Since the company was founded in 1989, Plum Creek has joined organizations such as The Nature Conservancy, The Trust for Public Land, and other organizations, to complete nearly 150 conservation transactions in 10 states. In the coming years, we plan to conserve 500,000 acres more.

1 ▶	2 ▶	3 ▶	4 ▶	5 ▶	6 ▶	7 ▶	8 ▶
GIS REVIEW OF ATTRIBUTES	COMP SALES	SIZE AND ATTRIBUTES' IMPACT ON VALUE	VALUE ESTIMATES	LOCAL REVIEW	SEGMENTATION	LONG-TERM MANAGEMENT PLAN	EVALUATE RETURN ON ASSETS
USE GEOGRAPHIC INFORMATION SYSTEMS TO CONDUCT PRELIMINARY PROPERTY EVALUATION.	COLLECT AND SUMMARIZE COMPARABLE SALES DATA FOR EACH PROPERTY TYPE.	IDENTIFY THE ATTRIBUTES THAT DRIVE VALUE FOR EACH SUB-MARKET BASED ON COMPARABLE SALES DATA.	REFINE VALUE ESTIMATES BASED ON PROPERTY ATTRIBUTES.	MULTIDISCIPLINARY TEAM OF LOCAL PLUM CREEK EXPERTS EVALUATES EACH PROPERTY AND REFINES THE PRELIMINARY PROPERTY EVALUATION.	FINALIZE PROPERTY EVALUATION AND CLASSIFY EACH PROPERTY.	DEVELOP LONG-TERM MANAGEMENT PLANS TO OPTIMIZE VALUE.	EVALUATE THE EXPECTED RETURNS AGAINST MARKET VALUE.

UNDERSTANDING EVERY ACRE

Our evaluation process utilizes both technology and local expertise to understand the best use of every property and its value potential, and to develop long-term plans to capture that value for shareholders.

1] UNDERSTAND

Analyze each asset. Then analyze it again.

Forest products companies have historically thought about value strictly in terms of timber. But at Plum Creek, we realize there are more sources of value on the lands we own than just the trees.

In fact, timberlands have a wide variety of valuable attributes associated with them, from the land itself to the timber and other resources. Each one of these assets is a potential source of value. So we carefully analyze every one of them.

Our geographic reach and significant holdings—8 million acres in 18 states—mean we have a large number of options for creating and capturing value for our shareholders. Our goal: to understand exactly how to best use every asset for maximum value.

TAP INTO TECHNOLOGY

Advances in technology and data over the past five years allow us to efficiently analyze a large and complex land base while giving us new insights into what drives value in each local market—not just timber values but also the value of our lands and other resources.

Yet, while today's technology provides valuable tools, they'll never replace the ones you'll find beneath Plum Creek hard hats.

LET LOCAL EXPERTS MAKE THE FINAL ANALYSIS

There are more than 350 Plum Creek foresters who work where they live. So they have an intimate knowledge of local timber markets, competitors, and market trends. Some of our foresters are following in their fathers' and grandfathers' footsteps and bring with them the added benefit of multiple generations of knowledge.

Our local expertise isn't limited to forestry. Our people include biologists, hydrologists, real estate professionals, and experts in areas such as oil, gas, and other non-timber resources. This array of talent ensures that we have a complete understanding of every acre. So we have the local knowledge, the expertise, and the nationwide resources to make the best decisions possible.

MAKE IT A CONTINUOUS PROCESS

Because markets change over time, we're continually fine-tuning our analysis, refining our understanding of the potential value of our land in each of our markets. The result: We're responsive to emerging opportunities and prepared to take advantage of the ones that make the most of our assets.

APPLY THE SAME ANALYSIS TO THE LANDS WE BUY

We want to understand the land we may acquire as thoroughly as the land we now own. So we combine the same research and local knowledge to property we're considering purchasing. Only a small percentage of these properties passes our stringent review: In 2007, we evaluated millions of acres of potential acquisitions, but only 69,000 acres met our acquisition criteria.

At Plum Creek, we believe that greater understanding leads to greater value delivery. That's why we make it a priority to thoroughly understand every acre and every asset we own.

◀ UNNAMED BOG, PROPOSED CONSERVATION AREA, PISCATAQUIS COUNTY, MAINE

PLUM CREEK'S TIMBERLAND PORTFOLIO

Based on our intimate knowledge of our timberlands and the markets we serve, we have segmented our lands based on their highest-value use. We develop sustainable, long-term management plans aimed at delivering the best value possible from every acre.


CORE 6,000,000 acres
Manage
TIMBERLANDS WITH
HIGHER VALUES 1,700,000 acres
CONSERVATION 500,000 acres / Sell or Easement
RECREATION 1,000,000 acres / Sell
DEVELOPMENT 200,000 acres/ Joint Venture or Entitle and Sell
NON-STRATEGIC 300,000 acres
Sell

2) STRATEGIZE

Apply a proven—but flexible—approach.

Sustainable forestry requires patience and a commitment to long-term planning. It is at the core of our asset management approach. As the company has evolved and expanded to areas beyond traditional forestry, our strategies remain focused on long-term value creation. It's embedded in our culture and at the core of our overall strategy for deriving value from the assets we own.

USE SUSTAINABLE, LONG-TERM MANAGEMENT

Sustainable forestry is the core of our sustainable business model. All of our timberlands are certified as being managed to the standards of the Sustainable Forestry Initiative program. This certification confirms our longstanding commitment to practicing sustainable forestry, which incorporates the perpetual growing and harvesting of trees with the protection of wildlife, plants, soil, and water quality.

By applying the best forestry science, we work to constantly improve the productivity, growth, and yield of our forests. Our own team of scientists works closely with our local foresters to improve the productivity of our forests and plan our future harvests to maximize our forests' value potential.

We have deliberately built the most geographically diverse asset base in the industry. Our presence in multiple markets diversifies risk. The size and diversity of our timber holdings give us operational flexibility to adjust harvests to current demand, deferring harvests during weak markets, allowing the trees to grow in size and value, and increasing harvests in strong markets to capture attractive pricing.

Similarly, our broad view of value means that we have multiple income sources working for our shareholders. So we're much more than a timber company. Rural land, our manufacturing business, energy, and other natural resources are all sources of both cash flow and future value.

MANAGE EACH PROPERTY WITH THE ULTIMATE OUTCOME IN MIND

We develop a long-range plan for each property and manage every acre for timber production with its ultimate outcome in mind. This results in a tailored management plan for each property aimed at maximizing its total value potential. It's an extreme example of thinking ahead, because we routinely plan 15 years out.

MAINTAIN FLEXIBILITY TO RESPOND TO EVOLVING MARKETS

Even with a well-defined strategy and a long-term view, we remain flexible and modify our plans as markets evolve. We keep our options and our minds open—all with a view toward maximizing the total integrated value of each property.

▶ BOOTS ON THE GROUND, EVALUATING A TIMBER STAND, MARQUETTE COUNTY, MICHIGAN



THE BEST DECISIONS ARE LOCAL

While Plum Creek is a national company with timberlands that extend from coast to coast, we understand that the best decisions come from local knowledge. There is simply no substitute for boots on the ground when deciding the best time to capture the greatest value from a sustainable harvest. Some of our local foresters have managed stands of Plum Creek timber from the day they were planted. You can't get much more local than that.



MATCH LOGS TO CUSTOMERS

Our innovative log merchandising process matches each log—and even parts of logs—with the customer who values it most. For example, different sections of the same log can be sold to different customers. Larger-diameter sections may be sold to manufacture plywood or dimensional lumber. Smaller-diameter sections may be used to produce pulp or paper products. Our goal is to capture the most value from every tree.

FLEXIBILITY TO RESPOND TO LOCAL MARKET CONDITIONS

Timber markets are local markets. Plum Creek's employees respond to local market conditions to capture the most value for shareholders. For example, over the past two years, log prices in southern Arkansas increased. Our foresters responded by increasing the harvest to capture these improved values. At the same time, in central Georgia, log prices declined. Our local managers deferred harvests in this market, allowing the trees to grow in volume and value.

HARVEST VOLUME (tons)
LOG PRICE ($/ton stumpage) ----------



ARKANSAS / Chip+Saw
SOUTH-CENTRAL
50,000
40,000
30,000
20,000
10,000
0
$25
$20
$15
$10
$5
$0
Q1.06
Q2.06
Q3.06
Q4.06
Q1.07
Q2.07
Q3.07

2006 AVERAGE PRICE: **$16.60**
2007 AVERAGE PRICE: **$18.00**
INCREASE HARVEST – **75,000 tons/year**



GEORGIA / Chip+Saw
CENTRAL
50,000
40,000
30,000
20,000
10,000
0
$25
$20
$15
$10
$5
$0
Q1.06
Q2.06
Q3.06
Q4.06
Q1.07
Q2.07
Q3.07

2006 AVERAGE PRICE: **$22.90**
2007 AVERAGE PRICE: **$17.80**
REDUCE HARVEST – **70,000 tons/year**

3) MANAGE

Capture the most value every time.

At Plum Creek, "Maximizing Value" isn't a slogan, it's a way of life, as important to the operation of our company as the trees that grow on our timberlands. As a result, we have developed tactics that guide our decision making, helping ensure that we capture the most value every time.

MANAGE FOR LONG-TERM VALUE, NOT SHORT-TERM RESULTS

With a maturity of 20 to 90 years, a forest is a very long-term investment. That's exactly how we manage it. We insist on making the right long-term value decisions. We won't accelerate a harvest during poor market conditions to boost current cash flows. And we are unwilling to sell real estate properties before they are ready to capture full value. We simply will not compromise long-term value to produce short-term results.

There are a number of reasons we continue to deliver value over the long term. First is the assets themselves. The fundamental biologic growth of our forest and appreciation of the land mean our assets grow in value over time. Additionally, our broad reach—from Oregon to Maine—and the diversity of more than 40 local markets spread risk, while our scale gives us advantages at the local level. Finally, our capital structure allows us to pursue our strategy for long-term value creation, enabling us to comfortably service debt and meet our obligations to our shareholders, even in the most challenging of environments.

HAVE THE PEOPLE CLOSEST TO THE SITUATION MAKE THE DECISIONS

We believe that the key to succeeding at the national level is to succeed at the local level. That's why we give the people of Plum Creek the latitude they need to make value-maximizing, day-to-day operating decisions.

For example, our foresters know when each stand of trees they manage reaches its economic maturity—the time frame when the value of the stand is optimized. They plan their annual harvests to capture this optimum value. It's up to them to prioritize and manage the actual harvests. After all, no one knows the local market—from local supply and demand to customer requirements—better than they do. This approach gives our people the flexibility to adjust to changing market conditions, helping ensure that we capture the best value possible from every harvest. See the graphs above for a recent example.

Once harvested, it's also our foresters' job to maximize the value of each tree by matching each of its segments with the customer who values it most through a process we call *log merchandising*.

Long-term value. It's as close to a corporate mantra as you'll find at Plum Creek.

◄ MERCHANDISING HARD MAPLE LOGS, L'ANSE, MICHIGAN

BIOFUEL ENERGY BALANCE

Technologies are rapidly developing to help the nation meet its renewable energy goals. Wood fiber is potentially a very attractive raw material for the production of renewable biofuels. Cellulosic ethanol, ethanol made from wood fiber, may be a particularly efficient biofuel. It is estimated that each British Thermal Unit (BTU) of fossil fuel used to produce cellulosic ethanol could produce 17 BTUs of renewable energy.



Input (BTU) ▶
Output (BTU)
FOSSIL FUEL
CORN
1.3
BIODIESEL
2.5
SUGAR CANE
8
CELLULOSE
17

SOURCE: WORLDWATCH INSTITUTE

4) LOOK AHEAD

Embrace change and seek out new opportunities.

We believe that flexible change is the key to growth. That's why we're constantly seeking new—and often surprising—ways to maximize value.

APPLY AN ENTREPRENEURIAL SPIRIT TO A TRADITION-BOUND INDUSTRY

In many respects, trees have been harvested and logs have been sold in pretty much the same way for more than a hundred years. We think our willingness to look at different ways of doing business sets us apart and ultimately adds value to everything we do.

For example, in 1999 we took the pioneering step of converting the company to a real estate investment trust, a structure that maintained our tax efficiency and enhanced our access to capital that has helped grow our business.

You can also see our entrepreneurial approach in the way we bring timber to market through our sophisticated log merchandising and freight logistics efforts. By adding a superior service component to what has historically been treated as a commodity, we enable our customers to reap benefits in improved productivity—and we capture more attractive prices in the process.

We're also taking a new approach to rural land markets by working to gain a better understanding of these lands and their values. Our efforts in this area have been rewarded, growing our rural land sales from $100 million to more than $330 million over the last five years.

EXPLORE THE EMBEDDED OPTIONS IN OUR ASSETS

We are pursuing ways to maximize the value of assets such as water; sand and gravel; oil, gas, and other natural resources; and renewable energy.

Renewable energy? Certainly: As the momentum for clean, renewable energy builds, demand is growing for wood fiber as an energy source. Technologies are rapidly developing to convert wood fiber efficiently into liquid transportation fuels, and wood fiber offers a number of advantages as an energy source. It's an abundant non-food resource and available year-round; it's energy efficient compared with existing feedstocks such as corn; and, when sourced from sustainably managed lands such as ours, it's carbon friendly. As demand builds for these uses, expect Plum Creek to be a supplier to this emerging industry.

We've grown our business in other unexpected ways as well. Over the past five years, we've more than doubled the income produced by minerals, aggregates, and other natural resources to $17 million. We're exploring a wide variety of innovative ways to tap into the value of our assets, including wind power generation. So over the coming years, we expect to grow the financial contribution from other natural resources we own.

Our approach to new opportunities comes straight from our culture: Be open to new opportunities and be willing to pursue them.

▶ HARDWOOD TIMBERLANDS,
ONEIDA COUNTY, WISCONSIN



READY FOR WHAT'S NEXT

What's the value of a growing forest in a carbon-constrained world? We've been asking ourselves that question for some 10 years now. After all, forests store carbon naturally. We are carefully watching the development of carbon markets around the globe. In addition, we are pursuing opportunities for wind power generation and other sustainable, environmentally friendly power sources.


You could say we're obsessed with value.
And you'd be right.

VALUE OF A $10,000 INVESTMENT IN PLUM CREEK VS. S&P 500
OVER 5 YEARS (INCLUDES REINVESTMENT OF DIVIDENDS)



25
20
15
10
Q4 2002
Q2 2003
Q4
Q2 2004
Q4
Q2 2005
Q4
Q2 2006
Q4
Q2 2007
Q4
$24,372 Plum Creek (PCL)
$18,278 S&P 500



MAXIMIZING SHAREHOLDER VALUE

Our obsession with maximizing value has paid off for Plum Creek investors. Over the past five years, an investment in Plum Creek has handily beat the S&P 500, with average annual returns of 19.6% versus the S&P's 12.8% return. That means a $10,000 investment in Plum Creek made at the end of 2002 was worth more than $24,370 at the end of 2007, assuming reinvestment of all dividends.

2003–2007

Selected five-year financial highlights

$ IN MILLIONS EXCEPT PER-SHARE AMOUNTS	**2007[A]**	2006[B]	2005[C]	2004[D]	2003[E]
INCOME STATEMENT ITEMS					
Revenues	**$1,675**	$1,627	$1,576	$1,528	$1,196
Operating Income	**424**	461	448	477	303
Interest Expense, Net	**147**	133	109	111	117
Income before Income Taxes	**277**	328	339	366	186
Provision (Benefit) for Income Taxes	**(3)**	13	8	27	(6)
Income from Continuing Operations	**280**	315	331	339	192
Gain on Sale of Properties, Net of Tax	**2**	-	23	23	-
Cumulative Effect of Accounting Change, Net of Tax	**-**	2	-	-	-
Net Income	**$ 282**	$ 317	$ 354	$ 362	$ 192
Diluted Earnings per Share					
Income from Continuing Operations	**$ 1.60**	$ 1.74	$ 1.79	$1.84	$ 1.04
Net Income	**$ 1.61**	$ 1.75	$ 1.92	$1.97	$ 1.04
Dividends Declared per Share	**$ 1.68**	$ 1.60	$ 1.52	$1.42	$ 1.40
Net Cash Provided by Operating Activities	**$ 517**	$ 556	$ 516	$582	$ 385
Dividends Paid	**294**	290	279	260	257
Acquisition of Treasury Stock	**202**	263	1	-	43
NON-CASH ITEMS					
Depreciation, Depletion, and Amortization	**$ 134**	$ 128	$ 113	$114	$ 108
Basis in Real Estate Sold	**108**	85	124	134	66
BALANCE SHEET ITEMS					
Total Assets	**$4,664**	$4,661	$4,812	$4,378	$4,411
Total Debt, Including Timber Obligations	**2,532**	2,333	2,241	1,897	2,076
Total Harvest Volume (million tons)	**20.4**	21.0	19.2	18.6	19.0

A. During 2007, the company acquired a total of approximately 69,000 acres of timberlands, located primarily in Georgia and Oregon, for $174 million. The company sold approximately 100,000 acres of large, non-strategic timberlands in Wisconsin for approximately $70 million, resulting in an after-tax gain of $43 million. The company recorded a loss of $4 million, representing the book basis of timber destroyed by fire on approximately 41,000 acres in Montana.

B. During 2006, the company acquired a total of approximately 98,000 acres of timberlands, located primarily in Oregon, for $111 million. Includes $14 million pre-tax ($13 million after-tax) gain from the settlement of the Canadian lumber dispute.

C. During 2005, the company acquired a total of approximately 754,000 acres of timberlands, located primarily in Michigan, Florida, and Arkansas, for $501 million. Additionally, the company sold approximately 40,000 acres of large, non-strategic timberlands in Idaho for approximately $31 million. The company recorded a loss of $2 million, representing the book basis of timber destroyed by Hurricane Katrina. The company sold coal and industrial mineral assets for $24 million, resulting in a $23 million gain, net of taxes.

D. During 2004, the company acquired approximately 78,000 acres of timberlands in Arkansas and Maine for $66 million. Additionally, the company sold approximately 255,000 acres of large, non-strategic timberlands for $133 million. The company recorded impairment losses on sales of timberlands expected to close within a 12-month period of $21 million. The company recorded a $9 million pre-tax ($5 million after-tax) impairment of lumber assets. The company sold its coal bed methane operating interest for $27 million, resulting in a $5 million gain. The company also sold coal assets in Virginia for $23 million, resulting in a $23 million gain.

E. During 2003, the company acquired 139,000 acres of timberlands in Arkansas, South Carolina, and New Hampshire for $162 million. Additionally, approximately 29,000 acres of large, non-strategic timberlands were sold in 2003 for $13 million. The company recorded impairment losses on sales of timberlands expected to close within a 12-month period of $14 million. The company recorded a loss of $4 million, representing the book basis of timber destroyed by fire on approximately 45,000 acres in Montana.



PLUM CREEK

FORM 10-K 2007

BOARD OF DIRECTORS

Ian B. Davidson
CHAIRMAN OF THE BOARD
DAVIDSON COMPANIES, HOLDING COMPANY OF D.A. DAVIDSON & CO., A BROKERAGE FIRM

Rick R. Holley
DIRECTOR AND PRESIDENT AND CHIEF EXECUTIVE OFFICER
PLUM CREEK TIMBER COMPANY, INC.

Robin Josephs
FORMER MANAGING DIRECTOR
STARWOOD CAPITAL GROUP, A REAL ESTATE INVESTMENT FIRM

Professor John G. McDonald
PROFESSOR OF FINANCE, STANFORD INVESTORS CHAIR
STANFORD UNIVERSITY, GRADUATE SCHOOL OF BUSINESS

Robert B. McLeod
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
NEWLAND COMMUNITIES, A NATIONAL DEVELOPER OF MASTER PLANNED COMMUNITIES

John F. Morgan, Sr.
OWNER
MORGAN TIMBER, LLC, A PRIVATE TIMBER COMPANY

John H. Scully
MANAGING DIRECTOR*
SPO PARTNERS & CO., A PRIVATE INVESTMENT FIRM

Stephen C. Tobias
VICE CHAIRMAN AND CHIEF OPERATING OFFICER
NORFOLK SOUTHERN CORPORATION, A RAIL TRANSPORTATION COMPANY

Martin A. White
FORMER CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
MDU RESOURCES, INC., AN ENERGY AND NATURAL RESOURCES COMPANY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-10239

PLUM CREEK TIMBER COMPANY, INC.

(Exact name of registrant as specified in its charter)

Organized in the State of Delaware | **I.R.S. Employer Identification No. 91-1912863**

999 Third Avenue, Suite 4300
Seattle, Washington 98104-4096
Telephone: (206) 467-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates based on the closing sales price on June 30, 2007, was $7,240,117,962 . For this calculation, all executive officers, directors and stockholders owning more than 5% of the outstanding common stock have been deemed affiliates. Such determination should not be deemed an admission that such executive officers, directors and stockholders are, in fact, affiliates of the registrant.

The number of outstanding shares of the registrant's common stock as of February 22, 2008 was 171,147,955.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated:

Portions of the Proxy Statement for registrant's 2008 Annual Meeting of Shareholders to be held on May 7, 2008, are incorporated by reference into Part III of this Annual Report on Form 10-K.

PLUM CREEK TIMBER COMPANY, INC.
ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended December 31, 2007

TABLE OF CONTENTS

Part I		3
ITEM 1.	Business	3
ITEM 1A.	Risk Factors	17
ITEM 1B.	Unresolved Staff Comments	22
ITEM 2.	Properties	22
ITEM 3.	Legal Proceedings	22
ITEM 4.	Submission of Matters to a Vote of Security Holders	22
Part II		24
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	24
ITEM 6.	Selected Financial Data	27
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	54
ITEM 8.	Financial Statements and Supplementary Data	55
	Plum Creek Timber Company, Inc.	55
	Plum Creek Timberlands, L.P.	93
ITEM 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	130
ITEM 9A.	Controls and Procedures	130
ITEM 9B.	Other Information	130
Part III		131
ITEM 10.	Directors, Executive Officers and Corporate Governance	131
ITEM 11.	Executive Compensation	131
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	131
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	131
ITEM 14.	Principal Accounting Fees and Services	131
Part IV		132
ITEM 15.	Exhibits, Financial Statement Schedules	132
Index to Exhibits		133

Note: except for the certifications of Messrs. Rick R. Holley and David W. Lambert, the exhibits to Plum Creek's Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission, are not included with this document. These items can be viewed with Plum Creek's Annual Report on Form 10-K on the Securities and Exchange Commission's website at *www.sec.gov*.

PART I

When we refer to "we," "us," "our," "the company" or "Plum Creek," we mean Plum Creek Timber Company, Inc. and its consolidated subsidiaries. References in Items 1 through 7 to Notes to Financial Statements refer to the Notes to the Consolidated Financial Statements of Plum Creek Timber Company, Inc. included in Item 8 of this form.

ITEM 1. BUSINESS

Industry Overview

GENERAL

The timber industry possesses several unique characteristics that distinguish it from the broader paper and forest products industry. The timber industry, which consists primarily of timberland owners, provides raw material and conducts resource management activities for the paper and forest products industry, including the planting, fertilizing, thinning, and harvesting of trees and the marketing of logs. Logs are marketed and sold either as sawlogs to lumber and other wood products manufacturers or as pulplogs to pulp and paper manufacturers or producers of oriented strand board (OSB). Also over time timberlands may become more valuable for purposes other than growing timber. In these circumstances, timberlands may be sold to realize these values.

We believe timber is an attractive asset class for many reasons, including the following:

Renewable Resource. Timber is a growing and renewable resource that, when properly managed, increases in volume and value as it grows over time. Larger diameter trees command a higher price than smaller trees because they may be converted to higher value end-use products such as lumber and plywood.

Predictable and Improving Growth Rates. Predictable biological growth is an attractive feature of timberland assets because it contributes to predictable, long-term harvest planning. The development and application of intensive forest management practices continue to improve biological growth rates.

Harvest Flexibility. Timberland owners have some flexibility to increase their harvests when prices are high and decrease their harvests when prices are low, allowing timberland owners to maximize the long-term value of their growing resource base.

Historical Price Appreciation. Due to growing demand combined with limitations on supply caused by, among other factors, environmental restrictions and urban sprawl, prices for softwood timber have exhibited a compound annual growth rate of approximately 3% from 1982 through 2007.

SUPPLY AND DEMAND DYNAMICS

There are five primary end-markets for most of the timber harvested in the United States: products used in new housing construction; products used in the repair and remodeling of existing housing; products for industrial uses; raw material for the manufacture of pulp and paper and OSB; and logs for export.

Supply. Timber supply can fluctuate based upon a variety of factors. The supply of timber is limited, to some extent, by the availability of timberlands. The availability of timberlands, in turn, is limited by several factors, including government restrictions relating to environmental regulation and land use, alternate uses such as agriculture, and expansion of population centers. The large amounts of capital and length of time required to create new timberlands also limits timber supply.

Over the long-term, timber supply increases when modern forestry techniques increase productivity of timberlands and when some marginal agriculture lands revert to timberlands or are planted as forests for conservation purposes. In certain regional markets, log supply can expand when log imports increase relative to log exports.

Demand. The demand for timber is directly related to the underlying demand for pulp and paper products, lumber, panel and other wood related products. The demand for pulp and paper is largely driven by general macroeconomic conditions, including population growth, per-capita income levels, and industry capacity. The demand for lumber and manufactured wood products is affected primarily by the level of new residential construction activity, repair and remodeling activity and industrial demand, which, in turn, is impacted by changes in general economic and demographic factors, including population, interest rates for home mortgages and construction loans. The demand for United States timber is also impacted by the amounts of pulp and paper products, lumber, panel and other wood products that are imported into the United States. Significant factors determining the volume of products shipped into the United States by foreign producers are currency valuation shifts as well as tariffs and quotas. In addition to these historically significant factors, the demand for timber could also be affected by new markets for wood-based biofuel and bioenergy.

Our Business

We are the largest private timberland owner in the United States, with 8 million acres of timberlands located in 18 states. Our objective is to maximize the long-term value of these assets. We analyze each timberland acre comprehensively to understand its highest-valued use. We realize these values in many different ways, including harvesting the trees, selling the timberland or converting our trees to lumber, plywood and other wood products.

Our timberlands are well diversified, not only geographically, but also by species mix and age distribution. Growth rates vary depending on species, location, age and forestry practices. We manage our timberlands in two business segments: the Northern Resources Segment, consisting of timberlands in Maine, Michigan, Montana, New Hampshire, Oregon, Washington, West Virginia and Wisconsin; and the Southern Resources Segment, consisting of timberlands in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas. In addition, our Other Segment includes our natural resource businesses that focus on opportunities relating to mineral extraction, natural gas production and communication and transportation rights of way resulting from our extensive property ownership. The Real Estate Segment comprises our sales of higher and better use timberlands (some of which are sold through our wholly-owned taxable REIT subsidiaries), and sales of non-strategic timberlands, including from time to time, sales of large blocks of timberlands. Our Real Estate Segment includes development of certain properties, internally and through joint ventures.

Our Manufactured Products Segment, also conducted through our wholly-owned taxable REIT subsidiaries, includes four lumber mills, two plywood plants, two medium density fiberboard ("MDF") facilities, and two lumber remanufacturing facilities. These facilities, strategically located near our Montana timberlands, convert logs to lumber, plywood and other wood products, and convert chips, sawdust and wood shavings to MDF. The Manufactured Products Segment also has established a network of nation-wide field inventory points where inventory is held for customers at either independent public warehouses or on consignment at customer distribution centers and facilities.

OUR STRATEGIES FOR GROWING ASSET VALUE

Our strategies for growing asset value are guided by our disciplined focus to maximize the long-term value of our assets across our geographically diverse ownership. We seek to maximize the long-term value by managing our 8 million acres with the ultimate best use in mind. We strive to optimize our resource base through intensive resource management, disciplined acquisitions and dispositions and practicing environmentally responsible resource management.

Intensive Resource Management. We grow the value of our core timber business through intensive management of our timberlands. We view our core timber resource base as a renewable asset with substantial inherent value. We seek to manage our timberlands in a manner that optimizes the balance among current cash flows, the biological growth of our timber and prudent environmental management. Our management approach employs advanced forest management practices, including the use of a computerized timber inventory system, thinning and fertilization, and selective breeding to produce superior seedlings. Tree growth rates vary by region because of differences in weather, climate and soil conditions. Newly-planted seedlings take 20 to 30 years to reach harvest maturity in the Southern United States, 35 to 60 years in the Northwestern United States, 45 to 70 years in the Northeastern United States and 70 to 90 years in inland regions of the Western United States, depending on the desired product. Our goal is to harvest trees at their optimal economic value. We merchandise the tree to get the most value from each log segment, while meeting customer specifications.

As part of our resources business, we focus on realizing the maximum value for non-timber resources on our properties, including opportunities relating to mineral extraction. Our strategy involves forming strategic alliances with industry specific leaders to identify and pursue such opportunities.

Disciplined Acquisitions and Dispositions. We continually review our timberland portfolio to identify properties that are no longer strategic to our long-term timberland operations or that may have higher values other than as commercial timberlands. We estimate that included in the company's approximately 8 million acres of timberlands are about 1.7 million acres of higher value timberlands which are expected to be sold and/or developed over the next 15 years for recreational, conservation or residential purposes. Included within the 1.7 million acres of higher value timberlands are approximately 1 million acres we expect to sell for recreational uses, approximately 500,000 acres we expect to sell for conservation and approximately 200,000 acres that may be developed by our real estate development business. Our real estate development business is conducted through our wholly-owned taxable REIT subsidiaries. In addition, the company has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold over the next five years. Furthermore, from time to time we may also sell large blocks of other timberlands to maximize value. Until a parcel of land is sold, all of our timberlands continue to be used productively in our business of growing and selling timber.

We may sell or exchange timberlands that have high environmental or other public values and reinvest in timberlands that are more suitable for commercial timber management. In addition, we may sell conservation easements that limit development rights, but ensure that the timberlands will be maintained as a working forest in perpetuity. We may also sell or exchange less strategic timberlands to other forest products companies or non-industrial investors.

Our disciplined acquisition strategy has allowed us to expand and diversify our timberland holdings, as well as increase our cash flow. Since 1989, we have increased our timber holdings from 1.4 million acres to approximately 8 million acres at December 31, 2007. These acquisitions have enhanced our operating flexibility and reduced our exposure to regional timber market fluctuations.

Environmentally Responsible Resource Management. We believe that environmentally sound management practices contribute to our growth in value by providing greater predictability in the management of our assets. We follow the principles of the Sustainable Forestry Initiative® program ("SFI℠") which are aimed at the sound management of all natural resources, including soils, air, watersheds, fisheries and wildlife habitats. These principles are reflected in our habitat planning efforts, which have led to the implementation of six major conservation agreements under which we manage approximately 2.7 million acres of our timberlands. Our forestry practices on all of our timberlands have been independently audited and certified by PricewaterhouseCoopers LLP under the SFI℠ program. Our manufacturing business follows a set of internally developed environmental principles. See "Federal and State Regulations" below.

ACQUISITIONS AND DISPOSITIONS

The table below summarizes significant acquisitions and dispositions by Plum Creek (dollars in millions):

	2007[A]	2006[B]	2005[C]
Acquisitions			
Purchase Price	**$ 174**	$ 111	$ 501
Acres	**69,000**	98,000	754,000
Dispositions			
Acres	**252,000**	112,000	232,000

A Acquired timberlands consist primarily of 33,000 and 35,000 acres located in Oregon and Georgia, respectively. Dispositions included 164,000 acres located in the Northern Resources Segment and 88,000 acres in the Southern Resources Segment.

B Acquired timberlands consist primarily of 88,000 acres located in Oregon. Dispositions included 57,000 acres located in the Northern Resources Segment and 55,000 acres in the Southern Resources Segment.

C Acquired timberlands consist primarily of 650,000 acres located in Northern Michigan, 52,000 acres located in Arkansas, and 50,000 acres located in Florida. Dispositions included 63,000 acres located in the Northern Resources Segment and 169,000 acres in the Southern Resources Segment.

Segment Information

Certain financial information for each business segment is included in Note 14 of the Notes to Financial Statements and is incorporated herein by reference.

NORTHERN RESOURCES SEGMENT

As of December 31, 2007, the Northern Resources Segment encompassed 3.8 million acres of timberlands in Maine, Michigan, Montana, New Hampshire, Oregon, Washington, West Virginia and Wisconsin, and contained an estimated 121 million tons (41 million cunits) of standing timber. Consistent with industry practices in the North, Plum Creek's estimated inventory of standing timber includes deductions for visible and hidden defect. Furthermore, Plum Creek's estimated inventory includes volumes in environmentally sensitive areas, where we defer harvest until conditions permit the removal of trees without adversely affecting the environment.

Logs harvested in the Northern Resources Segment are sold predominately to domestic mills and also used in our manufacturing facilities. Competitors in the domestic log market include the United States Forest Service, the Bureau of Land Management, the Bureau of Indian Affairs, the British Columbia Ministry of Forests, and numerous private individuals, domestic and foreign industrial timberland owners, and state agencies located in the regions in which we operate. In the Northern Resources Segment, domestic wood and fiber consuming facilities tend to purchase raw materials within a 200-mile radius due to transportation costs. Competitive factors within a market area generally will include price, species, grade, quality, proximity to wood consuming facilities and the ability to consistently meet customer requirements. We compete based on price and on our reputation as a stable and consistent supplier of well-merchandised, high-quality logs.

The Northern Resources Segment has several log supply agreements. In general, the agreements require us to supply a specified volume of timber to certain manufacturing facilities in the U.S. and Canada. We had the following supply agreements in the Northern Resources Segment as of **December 31, 2007**:

Company	Product Type	Price	Expiration Date
D&G Forest Products, Ltd.[A]	Sawlogs	Market Prices	June 30, 2008
Escanaba Paper Company[A]	Pulpwood	Market Prices	December 31, 2016
Swanson Group, Inc.[B]	Sawlogs	Market Prices	November 15, 2021
Sappi, Ltd.[C]	Pulpwood	Market Prices	November 30, 2023

[A] May be mutually extended for three years.

[B] May be mutually extended for five years.

[C] May be extended for 15 years at the option of Sappi, Ltd.

During 2007, approximately 26% of the timber harvested in our Northern Resources Segment was sold pursuant to a supply agreement. We expect this percentage to be approximately 29% during 2008. The volume commitments under these supply agreements may restrict our ability to sell timberlands in certain areas within our Northern Resources Segment.

SOUTHERN RESOURCES SEGMENT

As of December 31, 2007, the Southern Resources Segment consisted of 4.2 million acres of timberlands (including approximately 298,000 acres of leased land) located in the states of Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas, and contained an estimated 156 million tons (44 million cunits) of standing timber. Consistent with industry practices in the South, Plum Creek's estimated inventory of standing timber includes deductions for visible defect. Furthermore, Plum Creek's estimated inventory includes volume in environmentally sensitive areas, where we defer harvest until conditions permit the removal of trees without adversely affecting the environment.

Logs in the Southern Resources Segment are sold to third party mills producing a wide array of forest products, including manufacturers of lumber, plywood, oriented strand board, and pulp and paper products. We compete with numerous private and industrial timberland owners as well as federal and state agencies across the Southern United States. Due to transportation costs, domestic wood and fiber consuming facilities in the Southern Resources Segment tend to purchase raw material within a 100-mile radius. Competitive factors within our Southern Resources Segment include price, species, grade, quality, proximity to wood consuming facilities and the ability to consistently meet customer requirements. We compete based on our reputation as a stable and consistent supplier of well-merchandised, high-quality logs, and on price. The Southern Resources Segment has a single customer that represents 29% of its revenues, the loss of which could have a significant impact on its operating income.

The Southern Resources Segment has several log supply agreements. In general, the agreements require us to supply a specific volume of timber to certain manufacturing facilities in the U.S. We had the following supply agreements in the Southern Resources Segment as of **December 31, 2007**:

Company	Product Type	Price	Expiration Date
Georgia-Pacific[A]	Sawlogs and Pulpwood	Market Prices	December 31, 2010
West Fraser (South), Inc.[B]	Sawlogs	Market Prices	December 31, 2015
Graphic Packaging Corp.[C]	Pulpwood	Market Prices	October 18, 2016

A Subject to an automatic 10-year renewal period unless either party delivers a timely termination notice.

B May be renewed for five-year periods upon mutual consent of both parties.

C May be extended up to an additional 10 years by either party.

During 2007, approximately 18% of the timber harvested in our Southern Resources Segment was sold pursuant to a supply agreement. We expect this percentage to be approximately the same during 2008. The volume commitments under these supply agreements may restrict our ability to sell timberlands in certain areas within our Southern Resources Segment.

REAL ESTATE SEGMENT

We estimate that included in our 8 million acres of timberlands are approximately 1.7 million acres of higher value timberlands that are expected to be sold and/or developed over the next 15 years for recreational, conservation or residential purposes. Included in the 1.7 million acres of higher value timberlands are approximately 500,000 acres identified as conservation acres and another 200,000 acres that may be developed. The remaining 1 million acres are expected to be sold for recreational use. Additionally, approximately 300,000 acres of our ownership has been identified as non-strategic timberlands and are expected to be sold over the next five years. We compete with numerous sellers of entitled and unentitled land in hundreds of local markets.

From time to time, we may also sell large blocks of other timberlands to maximize value. For example, during 2007 we sold approximately 100,000 acres in Wisconsin for $70 million. Until the properties are sold, they will continue to be used productively in our business of growing and selling timber.

The 200,000 acres identified as development are expected to be developed internally or through joint venture arrangements. Projects developed internally by the company will generally be low-intensity development limited to activities associated with obtaining entitlements and investing in infrastructure, such as roads and utilities. It is our intent to enter into joint venture arrangements with leading land developers for larger and more complicated projects, such as master planned communities. Our real estate development business is conducted through our wholly-owned taxable REIT subsidiaries.

We have identified approximately 70,000 acres (an estimated 100 properties) that we expect to develop internally over the next 15 years. At December 31, 2007, we had 21 internal development properties, or approximately 5,600 acres entitled and an additional 18 properties, or approximately 10,000 acres, in the planning process. Listed below is a summary of our projects sold over the last two years and entitled or developed properties as of **December 31, 2007**:

Project Status Location (County, State)	Year Sales Begin	Total Acres	Acres Sold[A]	Average Selling Price Per Acre
Entitled or Developed Projects				
Greene, GA	2008	51	-	$ -
Newton, GA	2008	396	-	-
Oconee, GA	2008	459	-	-
Oconee, GA	2009	295	-	-
Wayne, GA	2007	10	7	28,694
Wayne, GA	2008	500	-	-
Piscataquis, ME	2002	450	395	16,475
Flathead, MT	2008	370	-	-
Flathead, MT	2008	844	-	-
Flathead, MT	2008	648	-	-
Flathead, MT	2010	22	-	-
Lake, MT	2006	467	165	26,318
Lincoln, MT	2007	222	181	11,971
Lincoln, MT	2008	270	-	-
Ravalli, MT	2009	1,381	-	-
Sanders, MT	2008	519	-	-
Adams, WI	2008	40	-	-
Bayfield, WI	2008	77	-	-
Langdale, WI	2006	610	90	4,482
Oneida, WI	2005	47	23	11,427
Price, WI	2006	121	28	3,506
Price, WI	2007	218	-	-
Price, WI	2008	214	-	-
Vilas, WI	2007	81	61	4,187
		8,312	950	
Projects Entirely Sold (2006 – 2007)				
Butts, GA	2006	305	305	$ 4,328
Newton, GA	2006	413	413	12,349
Glynn, GA	2007	222	222	16,692
Greene, GA	2006	354	354	15,759
Greene, GA	2007	80	80	32,760
Greene, GA	2007	261	261	30,972
Greene, GA	2007	2,544	2,544	7,323
Greene, GA	2007	295	295	5,776
Lamar, MS	2006	37	37	11,211
Lamar, MS	2007	385	385	6,089
Lamar, MS	2007	364	364	8,641
Flathead, MT	2006	89	89	6,855
Flathead, MT	2006	509	509	8,622
Lake, MT	2006	140	140	6,200
Sanders, MT	2007	654	654	6,353
King, WA	2006	1,905	1,905	22,372
Wood, WI	2006	469	469	4,125
		9,026	9,026	

[A] Acres Sold represents sales since inception of the project.

The company estimates that approximately 130,000 acres will be developed through joint venture arrangements over the next 15 to 20 years. At December 31, 2007, we have entered into six joint venture arrangements with land developers for three projects in northeast Florida, two in southeast Georgia, and one in South Carolina. The six joint venture arrangements cover approximately 26,000 acres. The actual developable acres will be less and will depend upon numerous factors including, but not limited to, zoning restrictions, wetlands, and governmental approvals. We expect these joint venture arrangements will each take from five to fifteen years to complete all entitlement, development and sales activities. We do not expect any significant revenues from these joint ventures in 2008 or 2009. At December 31, 2007, the zoning has been obtained for approximately 18,000 acres that are expected to be developed through joint venture arrangements; however, additional permits are required before construction can begin. As a result of current adverse market conditions, we expect that the development of many of these properties will be delayed.

Under each of the current structures, the company sells land to the venture and the joint venture partner is required to pursue entitlements and fund all of the capital costs of the project. The company then receives a percentage of revenues generated by the projects. As a result of current market conditions, our partners may not, in some instances, perform some or all of their remaining obligations under the terms of the joint venture agreements. Therefore, the company may choose to modify elements of the structure with existing partners or pursue existing projects with new partners. In addition, on certain other properties the company may pursue entitlements and then enter into joint venture arrangements for development of the entitled property.

Listed below is a summary of our joint venture arrangements as of **December 31, 2007** (dollars in millions):

Location (County State)	Expected Year of Initial Closing[A]	Total Acres[B]	Phase(s)	Non-Contingent Purchase Price[C]	Expected Participation Timeline
Alachua, Florida	2011	1,785	4	$ 8	until 2020
St. John, Florida	2010	3,590	5	$ 15	until 2021
Volusia, Florida	2010	7,080	5	$ 16	until 2018
Camden, Georgia	2011	10,105	6	$ 16	until 2024
Glynn, Georgia	2010	1,360	4	$ 8	until 2018
Berkeley, South Carolina[D]	2007	2,035	1	$ 8	until 2013

A Year land is expected to be sold to the joint venture. This represents the year of initial transfer for projects with multiple phases.

B Actual development acreage will depend upon final approval(s).

C Total proceeds for all phases in connection with sale of land to joint ventures. Does not include contingent consideration associated with future lot sales.

D During the first quarter of 2007, the property was transferred to a joint venture arrangement in exchange for $2 million in cash and a $5.5 million note.

MANUFACTURED PRODUCTS SEGMENT

Lumber. We produce a diverse line of softwood lumber products, including common, select and edge-glued boards, studs and finger-jointed studs. Lumber products manufactured in our two Montana random-length board mills and remanufacturing facility in Idaho are targeted to domestic lumber retailers, such as retail home centers for use in repair and remodeling projects. Lumber from our two Montana studmills and finger-joint stud remanufacturing plant are targeted to contractor distribution yards for use in home construction. These lumber products are also sold to stocking distributors who serve a wide variety of end uses.

Competition in our lumber markets is based on price and quality and, to a lesser extent, the ability to meet delivery requirements on a consistent long-term basis and to provide specialized customer service. We compete in domestic lumber markets with many United States, Canadian and European producers. Canadian lumber producers have a significant position in the United States market due to their lower wood fiber costs and historically favorable exchange rates. Competition from European lumber producers varies from year to year and is significantly impacted by alternative international wood markets and changes in both currency exchange rates and ocean freight rates. The lumber market is also subject to competition from substitute products, such as products made from engineered wood composites, fiber/cement composites, plastics and steel.

Our lumber and plywood mills produce residual wood chips, sawdust and planer shavings as by-products of the conversion of logs into finished products. The wood chips are sold to regional paper and pulp mills or used in our MDF facilities, which also consume the chips, sawdust and shavings.

Plywood. Our two plywood plants in western Montana produce high-grade softwood plywood that we sell primarily into domestic specialized industrial markets, including boat, recreational vehicle, transportation and concrete forming applications. Our plywood products are generally of higher quality than commodity construction grade products and generally command higher prices in these specialty markets. While some plywood products are sold directly to large industrial customers, the majority is sold via stocking wholesale distributors. During 2007, we sold approximately 6% of our plywood in Canada. See "*Lumber*" above for a discussion of residual wood chips.

Competition within the plywood market is based primarily on price and quality and, to a lesser extent, the ability to offer a full line of products and meet delivery requirements on a consistent, long-term basis. The domestic plywood market is characterized by numerous large and small producers and is also subject to competition from oriented strand board (OSB), a less expensive structural wood panel used primarily in new residential construction markets. Due to its low cost, OSB accounts for approximately 60% of structural panel production. To improve operating performance, some commodity plywood manufacturers have refocused their products toward the specialty plywood market, resulting in increased competition in the markets we serve. We expect to remain competitive due to our strong customer base, extensive experience in industrial markets, supply of superior quality timber, and reputation for high-quality products.

Medium Density Fiberboard. Our MDF facilities in western Montana supply high-quality MDF to a wide range of customers throughout North America. Some of the more common uses for our MDF include furniture and cabinet components, architectural moldings, doors, store fixtures, core material for hardwood plywood, commercial wall paneling and substrate for laminate flooring. Our MDF facilities have a combined capacity of approximately 275 million feet ¾ basis. In 2007, both lines operated at about 94% of planned production capacity yielding a combined output of approximately 254 million feet ¾ basis. During 2007, we sold approximately 8% and 5% of our MDF in Canada and Mexico, respectively.

Outside North America, the MDF industry has undergone dramatic growth in terms of productive capacity and demand for its products. During 2007, global MDF capacity increased over 12%. In 2008, global MDF capacity is expected to increase 8%. Manufacturers compete on a global scale on the basis of price, quality, service and the availability of specialty products. Additionally, MDF is a ready substitute for solid wood, hardboard and hardwood plywood in specific applications. Competition in the North American MDF industry will continue to be impacted by imports from New Zealand, Asia and South America. In addition, the continuing shift of end product production to offshore manufacturing, as has been seen with certain types of furniture from China and moldings from South America, continues to negatively impact the North American MDF industry. Recently, a weak U.S. dollar along with stronger markets in Japan and Europe has reduced the impact of imports on U.S. MDF producers.

Raw Materials. Our lumber and plywood facilities obtain approximately two-thirds of their logs from our Montana timberlands. Our timberlands currently supply high-quality logs and preferred timber species to our lumber and plywood facilities, although future harvest levels on our Montana timberlands are expected to decline. Also, over time the average log size is expected to decline due to evolving harvest and growth patterns.

Our lumber and plywood facilities have purchased and will continue to source stumpage and logs from external suppliers, including the United States Forest Service, Bureau of Indian Affairs, and state and private timberland owners. We expect to increase purchases of stumpage and logs from external sources as harvest levels on our Montana timberlands decline. However, all timberland harvest levels in and around Montana are also declining, and we may experience a shortage of logs in the future. The geographic area from which our lumber and plywood facilities obtain logs may expand or contract from year to year as the cost of logs and value of manufactured products fluctuates. (For further discussion of other timber supply issues, see "Federal and State Regulations" below.) Our MDF facilities have a consistent supply of chips, sawdust and wood shavings from internal and external sources. However, as a result of declining residual wood chips as a result of lower lumber and plywood production near our MDF facilities, we have had to expand the area in which we purchase chips, sawdust and wood shavings. This has resulted in longer hauling distances and higher raw material costs. Both MDF and plywood use large quantities of resins, which are procured from a reliable supplier. Our two lumber remanufacturing facilities (the Montana finger-joint stud plant and the Idaho pine board plant) obtain about 30-40% and 10-20%, respectively, of their lumber raw materials from Plum Creek sawmills, with the remainder being procured from third-party suppliers.

Competition. Markets for manufactured forest products are highly competitive in terms of price and quality. Also, wood products are subject to increasing competition from a variety of substitutes, including non-wood and engineered wood products as well as import competition from other worldwide suppliers. We believe we can compete effectively because of our extensive private timber inventory, our reputation for environmentally responsible forestry, which has positioned us to meet regulatory challenges on a cost-effective basis, our reputation as a dependable, long-term supplier of quality products, our innovative approach to providing high-quality, value-added products to various retail and industrial niche markets and the integration of our timberlands with efficient manufacturing processes.

OTHER SEGMENT—NATURAL RESOURCES

We focus on realizing the maximum value potential of our extensive property ownership, including opportunities relating to mineral extraction, natural gas production and communication and transportation rights of way. This segment represents a diverse array of natural resource products and markets subject to widely varying forms and levels of competition. Our strategy involves forming strategic alliances with industry specific leaders to identify and pursue such opportunities. We currently receive royalty revenue from the extraction of oil, gas, and minerals from some of our timberlands.

We continue to evaluate a wide variety of non-timber natural resource opportunities, and we expect to continue to negotiate royalty arrangements, leases and joint ventures to capture the maximum value for all of our non-timber natural resource assets.

Resource Management and Environmental Stewardship

RESOURCE MANAGEMENT

We view our timberlands as assets with substantial inherent value and strive to manage them in an economically prudent and environmentally responsible manner to enhance their value. We seek to enhance value by improving the productivity of our forests, controlling harvesting costs, and sorting and merchandising logs to obtain their highest value.

We use different management techniques in each of our regions, employing a variety of the most cost effective silvicultural methods available. We expect timber growth rates on our timberlands to continue to improve over time as a result of genetic advances in seedlings, intensive forest management practices such as thinning and fertilization, and the increasing proportion of our timberlands that are converted from natural forests to actively managed plantations. Technology and forest management advances have increased growth rates and shortened harvest cycles. We believe our focus on intensive management practices will enhance forest productivity and increase the value of our timberlands over time.

Value can be enhanced on younger timber stands through thinning operations. Value increases as trees grow and add wood volume. Thinning a timber stand enables the healthier and potentially more valuable trees to grow more rapidly. As trees grow larger, they can be used in higher value applications such as high-grade lumber, plywood, and furniture. We also consider the impact of forest management activities on properties with potentially higher and better uses other than long-term timber production, and modify silviculture and harvest plans accordingly.

Intensive silvicultural applications, including the use of superior seedlings, early and mid-rotation applications of fertilizers and chemicals to control plant competition, and pre-commercial thinning, will continue to enhance the growth and value of our timberlands. These projects improve not only the growth of the forests, but enhance the quality of the wood grown, reduce future harvesting costs, and shorten the length of harvest rotations.

It is our policy to ensure that every acre harvested is promptly reforested. Based on the geographic and climatic conditions of the harvest site, harvested areas may be regenerated naturally by leaving mature trees to reseed the area. Natural regeneration methods are used on a substantial portion of our timberlands in the Northern Resources Segment. In the Southern Resources Segment, substantially all reforestation is done by planting and we plant nearly 85 million seedlings a year.

Forests are subject to a number of natural hazards, including damage by fire, hurricanes, insects and disease. Changes in global climate conditions may intensify these natural hazards. Severe weather conditions and other natural disasters can also reduce the productivity of timberlands and disrupt the harvesting and delivery of forest products. While damage from natural causes is typically localized and would normally affect only a small portion of our timberlands at any one time, these hazards are unpredictable and losses might not be so limited. The size and diversity of our timberlands, together with our intensive forest management, should help to minimize these risks. Consistent with the practices of other large timber companies, we do not maintain insurance against loss of standing timber on our timberlands due to natural disasters, but we do maintain insurance for loss of already harvested logs due to fire and other occurrences. During 2007, a loss of $4 million was recorded as a result of timber volume destroyed from forest fires. During 2005, a loss of $2 million was recorded as a result of hurricane damage.

ENVIRONMENTAL STEWARDSHIP

We practice environmentally responsible resource management. We adhere to the philosophy that environmentally sound management practices contribute to the company's growth in value by providing greater predictability in the management of its natural resource assets. We follow the principles and objectives of the Sustainable Forestry Initiative® program ("SFI℠"), which sets forth a comprehensive approach to responsible forest stewardship. Our forestry practices on all of our timberlands have been independently audited and certified by PricewaterhouseCoopers LLP under the SFI℠ program. The SFI℠ program principles, which can be found on the company's website at *www.plumcreek.com*, are designed to ensure that forest management is integrated with the conservation of soil, air and water resources, wildlife and fish habitat, and aesthetics.

Consistent with these principles, we have actively engaged in habitat conservation planning. The habitats of hundreds of species are protected by several agreements, including numerous species listed as threatened or endangered under the Endangered Species Act. These agreements, which include Habitat Conservation Plans ("HCPs") and other types of conservation agreements, are as follows:

Conservation Agreement	Protects	State(s)	Acres (millions)
Central Cascades HCP	315 species	Washington	0.1
Native Fish HCP	9 species of trout and salmon	Montana	1.3
Swan Valley Grizzly Bear Agreement	Grizzly Bear	Montana	0.1
Karner Blue Butterfly HCP	Karner Blue Butterfly	Wisconsin	0.3
Red-Cockaded Woodpecker HCP	Red-Cockaded Woodpecker	Arkansas and Louisiana	0.3
Red-Cockaded Woodpecker	Red-Cockaded Woodpecker	Arkansas and Louisiana	0.6

Seasonal Effects

Log sales volumes from our Northern Resources Segment are typically at their lowest point in the second quarter of each year when warming weather thaws and softens roadbeds, thus restricting access to logging sites. Log sales volumes from our Southern Resources Segment are generally at their lowest point during the first quarter of each year, as winter rains limit operations.

Demand for manufactured products is generally lower in the winter quarter when activity in construction markets is slower, and higher in the spring, summer and fall quarters when construction increases. Working capital varies with seasonal fluctuations.

Real estate sales activity in the northern states are typically at their lowest point in the fall and winter months when access to the properties is limited due to wintry weather.

Federal and State Regulations

GENERAL ENVIRONMENTAL REGULATION

Our operations are subject to federal, state and local environmental laws and regulations, including laws relating to water, air, solid waste and hazardous substances and the requirements of the Federal Occupational Safety and Health Act and comparable state statutes relating to the health and safety of our employees. Although we believe that we are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties, and liabilities, including those relating to claims for damages to property or natural resources, resulting from our operations. We maintain environmental and safety compliance programs and conduct regular internal and independent third-party audits of our facilities and timberlands to monitor compliance with these laws and regulations.

ENDANGERED SPECIES

The Endangered Species Act protects species threatened with possible extinction. A number of species indigenous to our timberlands have been listed as threatened or endangered or have been proposed for one or the other status under the Endangered Species Act. As a result, our activities in or adjacent to the habitat of these species may be subject to restrictions on the harvesting of timber, reforestation activities and the construction and use of roads.

We have received incidental take permits and similar authorizations pursuant to our Habitat Conservation Plans and other conservation agreements (detailed in "Environmental Stewardship" above) from the U.S. Fish and Wildlife Service that in total cover our forest management on 1.8 million acres in the Northern Resources Segment and 0.9 million acres in the Southern Resources Segment. As required by the Endangered Species Act, we prepared Habitat Conservation Plans that will govern our management activities on the timberlands covered by the plans in these regions during their respective terms. The Habitat Conservation Plans require us to maintain certain levels of wildlife and fish habitat, and to take numerous other mitigation measures, including the protection of riparian areas. With the implementation of these mitigation measures, we are authorized to conduct forestry practices that are consistent with the conservations plans, even though they may have an adverse impact on the habitat of listed species covered by the plans.

Although the Habitat Conservation Plans and other conservation agreements have been implemented and are functioning as expected, there can be no assurance that they will remain in force or be sufficient to protect us against subsequent changes to the Endangered Species Act. Nor can there be any assurance that the Habitat Conservation Plans and the conservation agreements, individually or collectively, will be sufficient to protect us against the listing of additional species, or against changes to other applicable laws and regulations. Any of these changes could materially and adversely affect our operations.

CLEAN WATER

The Clean Water Act and comparable state laws, regulations and best management practices programs protect water quality. As a result, our resource management activities adjacent to rivers and streams as well as the point source discharges from our manufacturing facilities are subject to strict regulation. Most silvicultural activities are defined by regulation to be "non-point sources" and thus do not require federal permits from the Environmental Protection Agency, but rather are subject to state regulation and best management practices programs. Recent litigation, however, has challenged this silvicultural exemption under the Clean Water Act. Accordingly, there can be no assurance that our forest management activities will not be subject to increased regulation under the Clean Water Act in the future.

At this time, we believe that federal and state laws and regulations related to the protection of endangered species and clean water will not have a material adverse effect on our financial position, results of operations or liquidity. We anticipate, however, that increasingly strict laws and regulations relating to the environment, natural resources and forestry operations, as well as increased social concern over environmental issues, may result in additional restrictions on us leading to increased costs, additional capital expenditures and reduced operating flexibility. We believe that our experience provides us a relative competitive advantage in managing environmental risks.

In connection with the October 6, 2001 merger with The Timber Company, Plum Creek agreed to indemnify Georgia-Pacific for substantially all of the liabilities attributed to The Timber Company. During 2003, Georgia-Pacific provided Plum Creek with information about the existence of mine tailings and acidic surface water on approximately 90 acres in Hot Spring County, Arkansas, on former Georgia-Pacific properties. Barite mining and related activities were conducted on the site between 1939 and 1981 in part by lessees of an entity that was acquired by Georgia-Pacific. A remediation plan has not yet been approved. The company believes that it has strong defenses in the matter. Furthermore, to the extent Plum Creek is required to indemnify Georgia-Pacific for its share of the remediation costs, Plum Creek may be able to recover a portion of its cost from Georgia-Pacific's insurance policy, or indemnity obligations of the various lessees that conducted mining operations on the property, or both. No amounts have been accrued for this potential liability.

TIMBERLANDS

Our forest practices are and will in the future be subject to specialized statutes and regulations in the states where we operate. Many of these states have enacted laws that regulate forestry operations, such as growing, harvesting and processing activities on timberlands. Among other requirements, these laws impose some reforestation obligations on the owners of timberlands. Several states require prior notification before beginning harvesting activities. A number of states require a regulatory review taking from 15 to 30 days or more prior to harvesting, depending upon the environmental and other sensitivities of the proposed activity. Other state laws and regulations control the following activities: slash burning and harvesting during fire hazard periods; activities that affect water courses or are in proximity to inland shorelines; and activities that affect water quality, and some grading and road construction activities.

Encumbrances

Under the terms of our debt agreements, we have agreed not to pledge, assign or transfer timberlands, except under limited circumstances.

The title to our timberlands does not always include the related hard rock mineral interests or oil and gas rights. Title to the timberlands is subject to presently existing easements, rights of way, flowage and flooding rights, servitudes, hunting and other leases, licenses and permits, none of which materially adversely affect the value of the timberlands or materially restrict the harvesting of timber or other operations.

Employees

We currently have approximately 900 salaried and 1,100 non-union hourly employees. We believe that our employee relations are good. Our wage scale and benefits are generally competitive with other forest products companies. The planting of seedlings and the harvesting and delivery of logs are conducted by independent contractors who are not our employees.

Certain Corporate Governance and Other Available Information

The company maintains a code of ethics entitled the *Plum Creek Code of Conduct*, which applies to each director and to all of the company's employees including the principal executive officer, the principal financial officer and the principal accounting officer. In addition, each committee of the company's board of directors is governed by a charter. The *Plum Creek Code of Conduct* and the governing charters of the Audit, Compensation, and Corporate Governance and Nominating committees, along with the company's Corporate Governance Guidelines, can be found in the "Corporate Governance" section of the company's website accessible to the public at *www.plumcreek.com.* To find this section, click on the "Investors" link and then the "Corporate Governance" link. The company will post any amendments to, or waivers from, its *Code of Conduct* (to the extent applicable to any director or any of the company's executive officers, including the principal executive officer, principal financial officer or principal accounting officer) at this location on its website. In addition to these documents, the company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and reports concerning transactions in the company's stock by directors and certain officers of the company, and any amendments to those reports, can also be found on our website by first clicking the "Investors" link, then the "Earnings/Financial Publications" link and finally the "SEC Filings" link. Copies of any of these documents may be obtained free of charge through our website or by contacting the company's Investor Relations Department at 999 Third Avenue, Suite 4300, Seattle, Washington 98104, or by calling (206) 467-3600.

Stock Exchange Listing Compliance and SEC Certifications

On May 15, 2007, Rick R. Holley, as President and Chief Executive Officer of the company, submitted an unqualified certification to the New York Stock Exchange stating that, as of that date, he was not aware of any violation by the company of the New York Stock Exchange Corporate Governance Listing Standards. Additionally, the company has filed with the Securities and Exchange Commission the Chief Executive Officer and Chief Financial Officer certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended.

ITEM 1A. RISK FACTORS

Business and Operating Risks

THE CYCLICAL NATURE OF OUR BUSINESS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

Our results of operations are affected by the cyclical nature of the forest products industry. Historical prices for logs and manufactured wood products have been volatile, and we, like other participants in the forest products industry, have limited direct influence over the time and extent of price changes for logs and wood products. The demand for logs and wood products is affected primarily by the level of new residential construction activity and, to a lesser extent, repair and remodeling activity and other industrial uses. The demand for logs is also affected by the demand for wood chips in the pulp and paper and engineered wood products markets. These activities are, in turn, subject to fluctuations due to, among other factors:

- changes in domestic and international economic conditions;
- interest rates;
- population growth and changing demographics; and
- seasonal weather cycles (e.g., dry summers, wet winters).

Decreases in the level of residential construction activity generally reduce demand for logs and wood products. This results in lower revenues, profits and cash flows. In addition, industry-wide increases in the supply of logs and wood products during favorable price environments can also lead to downward pressure on prices. Timber owners generally increase production volumes for logs and wood products during favorable price environments. Such increased production, however, when coupled with even modest declines in demand for these products in general, could lead to oversupply and lower prices.

Our results of operations may also be subject to global economic changes as global supplies of wood fiber shift in response to changing economic conditions. Changes in global economic conditions that could affect our results of operations include, but are not limited to, new timber supply sources and changes in currency exchange rates, foreign and domestic interest rates and foreign and domestic trade policies.

In addition, changes in our ability to sell or exchange non-strategic timberlands and timberland properties that have higher and better uses at attractive prices, or changes that adversely affect our ability to execute on certain real estate development activities conducted through our wholly-owned taxable REIT subsidiaries, could have a significant effect on our results of operations.

The following factors, among others, may adversely affect the timing and amount of our income generated by our land sales or our real estate development activities:

- general economic conditions;
- availability of funding for governmental agencies, developers, conservation organizations, individuals and others to purchase our timberlands for recreational, conservation, residential or other purposes;
- local real estate market conditions, such as oversupply of, or reduced demand for, properties sharing the same or similar characteristics as those in our portfolio;
- competition from other sellers of land and real estate developers;
- weather conditions or natural disasters having an adverse effect on our properties;
- relative illiquidity of real estate investments;
- changes in interest rates;
- impact of federal, state and local land use and environmental protection laws;
- changes in laws, regulations or the regulatory environment affecting tax, real estate and zoning;
- our ability to obtain all land use entitlements and other permits necessary for our development activities; or

- real estate markets and their impact on our ability or the ability of our partners to timely pursue our joint venture development strategy.

THE FOREST PRODUCTS INDUSTRY IS HIGHLY COMPETITIVE

The forest products industry is highly competitive in terms of price and quality. Wood products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products. For example, plywood markets are subject to competition from oriented strand board, and U.S. lumber and log markets are subject to competition from other worldwide suppliers.

Historically, Canada has been a significant source of lumber for the U.S. market, particularly in the new home construction market. A trade agreement concerning lumber imports between the U.S. and Canada expired in March 2001. Soon thereafter, a U.S. industry coalition, of which Plum Creek is a member, submitted countervailing and anti-dumping duty petitions to the International Trade Commission and the U.S. Department of Commerce alleging that Canadian lumber exports to the U.S. were unfairly subsidized and that lumber from Canada was being dumped into the U.S. market. In response to these petitions, the U.S. Department of Commerce imposed both countervailing and anti-dumping duties. Canada appealed the imposition of these duties to both NAFTA and the WTO.

On October 13, 2006, a definitive agreement was signed establishing a system of tiered taxes and/or volume restrictions which will be in effect for a period of seven years. Notwithstanding the signing of a definitive agreement between the U.S. and Canadian governments, there can be no assurance that the agreement will effectively create a fair trade environment. Therefore, downward pressure on domestic timber and lumber prices caused by Canadian imports could continue or increase.

OUR CASH DIVIDENDS ARE NOT GUARANTEED AND MAY FLUCTUATE

We have elected to be taxed as a REIT under sections 856-860 of the United States Internal Revenue Code of 1986, as amended. Generally, REITs are required to distribute 90% of their taxable income. However, REITs are required to distribute only their ordinary taxable income and not their net capital gains income. Accordingly, we do not believe that we are required to distribute material amounts of cash given that substantially all of our taxable income is treated as capital gains income. To the extent capital gains income is not distributed to shareholders, a REIT would be subject to a 35% federal corporate income tax and applicable state income taxes on the undistributed capital gain income. In addition, the shareholders would be required to report their share of the retained capital gains income on their respective income tax returns, but would receive a refundable tax credit for their share of the tax paid at the corporate level.

Our Board of Directors, in its sole discretion, determines the amount of the quarterly dividends (including the determination of whether to retain net capital gains income) to be provided to our stockholders based on consideration of a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures, harvest levels, changes in the price and demand for our products and general market demand for timberlands, including those timberland properties that have higher and better uses. Consequently, our dividend levels may fluctuate.

WE MAY BE UNSUCCESSFUL IN CARRYING OUT OUR ACQUISITION STRATEGY

We intend to pursue acquisitions of strategic timberland properties. As with any investment, our future acquisitions, if any, may not perform in accordance with our expectations. In addition, we anticipate financing such acquisitions through cash from operations, borrowings under our unsecured credit facilities, proceeds from equity or debt offerings (including offerings of limited partnership units by our operating partnership) or proceeds from asset dispositions, or any combination thereof. Our inability to finance future acquisitions on favorable terms or the failure of any acquisitions to conform to our expectations, could adversely affect our results of operations.

WE DEPEND ON EXTERNAL SOURCES OF CAPITAL FOR FUTURE GROWTH

Our ability to finance growth is dependent to a significant degree on external sources of capital. Our ability to access such capital on favorable terms could be hampered by a number of factors, many of which are outside of our control, including, without limitation, a decline in general market conditions, decreased market liquidity, a downgrade to our public debt rating, increases in interest rates, an unfavorable market perception of our growth potential, a decrease in our current or estimated future earnings or a decrease in the market price of our common stock. In addition, our ability to access additional capital may also be limited by the terms of our existing indebtedness, which, among other things, restricts our incurrence of debt and the payment of dividends. Any of these factors, individually or in combination, could prevent us from being able to obtain the capital we require on terms that are acceptable to us, and the failure to obtain necessary capital could materially adversely affect our future growth.

OUR ABILITY TO HARVEST TIMBER MAY BE SUBJECT TO LIMITATIONS WHICH COULD ADVERSELY AFFECT OUR OPERATIONS

Weather conditions, timber growth cycles, access limitations, availability of contract loggers, and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting of timberlands as may other factors, including damage by fire, insect infestation, disease, prolonged drought and other natural disasters. Changes in global climate conditions could intensify one or more of these factors. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that any damage affecting our timberlands will in fact be so limited. As is common in the forest products industry, we do not maintain insurance coverage with respect to damage to our timberlands.

Our revenues, net income and cash flow from our operations are dependent to a significant extent on the pricing of our products and our continued ability to harvest timber at adequate levels. In addition, the terms of our long-term debt agreements limit our ability to fund dividends to stockholders by accelerating the harvest of significant amounts of timber.

OUR TIMBERLANDS AND MANUFACTURING FACILITIES ARE SUBJECT TO FEDERAL AND STATE ENVIRONMENTAL REGULATIONS

We are subject to regulation under, among other laws, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act of 1980, the National Environmental Policy Act, and the Endangered Species Act, as well as comparable state laws and regulations. Violations of various statutory and regulatory programs that apply to our operations could result in civil penalties, remediation expenses, potential injunctions, cease and desist orders and criminal penalties.

We engage in the following activities that are subject to regulation:

- forestry activities, including harvesting, planting, and construction, use and maintenance of roads;
- the generation of air emissions;
- the discharge of industrial wastewater and storm water; and
- the generation and disposal of both hazardous and non-hazardous wastes.

Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to the person's negligence or fault. These laws or future legislation or administrative or judicial action with respect to protection of the environment may adversely affect our business.

The Endangered Species Act and comparable state laws protect species threatened with possible extinction. A number of species on our timberlands have been and in the future may be protected under these laws. Protection of threatened and endangered species may include restrictions on timber harvesting, road building and other forest practices on private, federal and state land containing the affected species.

Stock Ownership

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW MAY PREVENT A CHANGE IN CONTROL

Some provisions of our certificate of incorporation may discourage a third party from seeking to gain control of us. For example, the ownership limitations described in our certificate of incorporation could have the effect of delaying, deferring, or limiting a change of control in which holders of our common stock might receive a premium for their shares over the then prevailing market price. The following is a summary of provisions of our certificate of incorporation that may have this effect.

Ownership Limit. In order for us to maintain our qualification as a REIT, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code. For the purpose of preserving our REIT qualification, our certificate of incorporation prohibits ownership, either directly or under the applicable attribution rules of the Internal Revenue Code, of more than 5% of the lesser of the total number of shares of our common stock outstanding or the value of the outstanding shares of our common stock by any stockholder other than by some designated persons agreed to by us or as set forth in our certificate of incorporation (the "Ownership Limit"). The Ownership Limit may have the effect of discouraging an acquisition of control of us without the approval of our Board of Directors.

The Ownership Limit in our certificate of incorporation also restricts the transfer of our common stock. For example, any transfer of our equity is null and void if the transfer would:

- result in any person owning, directly or indirectly, equity in excess of the Ownership Limit;
- result in our equity being owned, directly or indirectly, by fewer than 100 persons;
- result in us being "closely held" (as defined in the Internal Revenue Code);
- result in us failing to qualify as a "domestically controlled REIT" (as defined in the Internal Revenue Code); or
- otherwise cause us to fail to qualify as a REIT.

Preferred Stock. Our certificate of incorporation authorizes our Board of Directors to issue up to 75 million shares of preferred stock. Upon issuance, our Board of Directors will establish the preferences and rights for this preferred stock. These preferences and rights may include the right to elect additional directors. The issuance of preferred stock could have the effect of delaying or preventing a change in control of us even if a change in control were in our stockholders' best interests.

Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in business transactions with a person or entity that owns 15% or more of our voting stock for a period of three years following the time such person or entity became an "interested stockholder" unless, prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in such person or entity becoming an interested stockholder. A business transaction may include mergers, asset sales and other transactions resulting in financial benefit to the person or entity that owns 15% or more of our voting stock.

Tax Risks

IF WE FAIL TO QUALIFY AS A REIT, WE WOULD BE SUBJECT TO TAX AT CORPORATE RATES AND WOULD NOT BE ABLE TO DEDUCT DIVIDENDS TO STOCKHOLDERS WHEN COMPUTING OUR TAXABLE INCOME

If in any taxable year we fail to qualify as a REIT:

- we would be subject to federal and state income tax on our taxable income at regular corporate rates;
- we would not be allowed to deduct dividends to stockholders in computing our taxable income; and
- unless we were entitled to relief under the Internal Revenue Code, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification.

If we fail to qualify as a REIT, we might need to borrow funds or liquidate some investments in order to pay the additional tax liability. Accordingly, funds available for investment or dividends to our stockholders would be reduced.

Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and the determination of various factual matters and circumstances not entirely within our control. There are only limited judicial or administrative interpretations of these provisions. Although we operate in a manner consistent with the REIT qualification rules, we cannot assure you that we are or will remain so qualified.

In addition, federal and state tax laws are constantly under review by persons involved in the legislative process, the Internal Revenue Service, the United States Department of the Treasury, and state taxing authorities. Changes to the tax law could adversely affect our stockholders. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders may be changed.

IF WE FAILED TO DISTRIBUTE THE EARNINGS AND PROFITS OF THE TIMBER COMPANY, WE WOULD BE SUBJECT TO ADVERSE TAX CONSEQUENCES

In connection with The Timber Company's October 6, 2001, merger with Plum Creek, we were required by January 31, 2002, to distribute the earnings and profits acquired from the six entities that comprised The Timber Company. We believe that the accelerated payment of our fourth quarter dividend for 2001, which we paid on December 28, 2001, was sufficient to distribute these earnings and profits. If we failed to distribute an amount equal to these earnings and profits, we might be subject to adverse tax consequences. We expect that, even if the earnings and profits were subsequently adjusted upward by the Internal Revenue Service, the amount we distributed exceeded such earnings and profits. Nevertheless, such an adjustment may give rise to the imposition of the 4% excise tax on the excess income required to be distributed over the amounts treated as distributed after application of the earnings and profits rule.

CERTAIN OF OUR BUSINESS ACTIVITIES ARE POTENTIALLY SUBJECT TO PROHIBITED TRANSACTIONS TAX OR CORPORATE-LEVEL INCOME TAX

Under the Internal Revenue Code, REITs must generally engage in the ownership and management of income producing real estate. For Plum Creek, this generally includes owning and managing a timberland portfolio for the production and sale of standing timber. Accordingly, the manufacture and sale by us of wood products, the harvesting and sale of logs, and the development and/or sale of certain timberlands are conducted through one or more of our wholly-owned taxable REIT subsidiaries ("TRSs") because such activities could generate non-qualifying REIT income and could constitute "prohibited transactions." Prohibited transactions are defined by the Internal Revenue Code to be sales or other dispositions of property to customers in the ordinary course of a trade or business. By conducting our business in this manner we believe that we satisfy the REIT requirements of the Internal Revenue Code and are not subject to the 100% tax that could be imposed if a REIT were to conduct a prohibited transaction. We may not always be successful, however, in limiting such activities to our TRSs. Therefore, we could be subject to the 100% prohibited transactions tax if such instances were to occur. The net income of our TRSs is subject to corporate-level income tax.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We believe that our timberlands and manufacturing facilities are suitable and adequate for current operations. The manufacturing facilities are owned and are maintained through on-going capital investments, regular maintenance and equipment upgrades. The majority of the manufacturing facilities are modern facilities. During 2007, our lumber, plywood and MDF manufacturing facilities produced at planned capacity levels and there were no significant idle times at the facilities at any time during the year. See Item 1. "Business" for discussion of the location and description of properties and encumbrances related to properties.

ITEM 3. LEGAL PROCEEDINGS

There is no individual pending or threatened litigation involving the company that we believe would have a material adverse effect on the company's financial position, results of operations or liquidity. However, see Note 13 of the Notes to Financial Statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Executive Officers of the Registrant

Executive officers are elected annually at the first quarterly meeting of the Board of Directors following the annual meeting of stockholders.

Name	Age	Office[P]	Officer Since
Rick R. Holley[A]	56	President and Chief Executive Officer	1989
Thomas M. Lindquist[B]	47	Executive Vice President and Chief Operating Officer	2001
James A. Kilberg[C]	52	Senior Vice President, Real Estate & Land Management	2003
James A. Kraft[D]	52	Senior Vice President, General Counsel and Secretary	1989
David W. Lambert[E]	47	Senior Vice President and Chief Financial Officer	2002
Larry D. Neilson[F]	48	Senior Vice President, Planning and Business Development	2002
David A. Brown[G]	53	Vice President, Chief Accounting Officer	2002
Elwood B. Coley, Jr.[H]	52	Vice President, Bioenergy	2007
Barbara L. Crowe[I]	56	Vice President, Human Resources	1997
Joan K. Fitzmaurice[J]	50	Vice President, Audit and Financial Services	2002
Russell S. Hagen[K]	42	Vice President, Real Estate	2006
Robert J. Olszewski[L]	52	Vice President, Environmental Affairs	2001
Thomas M. Reed[M]	59	Vice President and General Manager, Southern Resources	2003
Henry K. Ricklefs[N]	58	Vice President, Northern Resources and Manufacturing	2003
Laura B. Smith[O]	40	Vice President and Treasurer	2006

[A] Served since January 1994 as President and Chief Executive Officer. Mr. Holley was Vice President and Chief Financial Officer from April 1989 to December 1993.

B Served since April 2007 as Executive Vice President and Chief Operating Officer. From December 2001 to March. 2007, Mr. Lindquist served as Executive Vice President.

C Served since April 2006 as Senior Vice President, Real Estate & Land Management. Mr. Kilberg previously served as Vice President, Land Management from January 2003 to March 2006.

D Served since January 2002 as Senior Vice President, General Counsel and Secretary. Mr. Kraft was Vice President, General Counsel and Secretary from April 1996 to January 2002, Vice President, Law from January 1994 to April 1996 and Vice President, Law and Corporate Affairs from April 1989 to December 1993.

E Served since August 2006 as Senior Vice President and Chief Financial Officer. From January 2006 to August 2006, Mr. Lambert served as Vice President, Business Development. Mr. Lambert was Vice President, Treasurer from January 2002 to January 2006, Director of Planning, Treasurer from June 1998 to January 2002 and Director of Finance and Treasurer from November 1994 to June 1998.

F Served since October 2005 as Senior Vice President, Planning and Business Development. Mr. Neilson was Vice President, Real Estate from August 2002 to October 2005.

G Served since February 2006 as Vice President, Chief Accounting Officer. Mr. Brown was Vice President, Controller (Chief Accounting Officer) from March 2004 to February 2006, Vice President, Controller from January 2002 to March 2004, Controller from November 1994 to January 2002 and Director of Planning from July 1994 to November 1994.

H Served since April 2007 as Vice President, Bioenergy. Prior to joining Plum Creek, Mr. Coley served from 2001 to 2002 as Managing Director, Florida Business Leader at Trammell Crow Company and from 2003 to March 2007 as Senior Managing Director, Global Corporate Services at Trammell Crow Company.

I Served since April 1997 as Vice President, Human Resources.

J Served since June 2002 as Vice President, Audit and Financial Services.

K Served since October 2006 as Vice President, Real Estate. From January 2002 to October 2006, Mr. Hagen served as General Manager, Energy and Natural Resources. Mr. Hagen was Director, Financial Operations and Technology from 1999 to January 2002 and Director, Financial Operations and Risk Management from 1995 to 1999.

L Served since August 2005 as Vice President, Environmental Affairs. Previously, Mr. Olszewski served as Vice President, Corporate and Environmental Affairs from July 2001 to August 2005.

M Served since August 2006 as Vice President and General Manager, Southern Resources. From September 2002 to August 2006, Mr. Reed served as Vice President, Southeast Region. Mr. Reed was Regional Manager, Coastal Operations from September 2001 to September 2002.

N Served since April 2007 as Vice President, Northern Resources and Manufacturing. From July 2003 to March 2007, Mr. Ricklefs served as Vice President, Manufactured Products. From July 1999 to July 2003, Mr. Ricklefs served as General Manager, Lumber. From 1994 to July 1999, Mr. Ricklefs served as General Manager, Plywood and from 1987 to 1994 as Director, National Sales and Marketing for Manufactured Products.

O Served since February 2007 as Vice President and Treasurer. From January 2006 to February 2007, Ms. Smith served as Treasurer and from October 2003 to January 2006 as Director of Planning. Previously, Ms. Smith was Vice President and Business Unit Manager for Goldman, Sachs & Co. from January 2001 to September 2003.

P There are no family relationships among the executive officers of the company.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Plum Creek Timber Company, Inc.'s common stock is traded on the New York Stock Exchange. As of February 22, 2008, there were 18,229 stockholders of record and 171,147,955 outstanding shares.

Trading price data, as reported on the New York Stock Exchange Composite Tape, and declared cash dividend information for the **years ended December 31, 2007 and 2006**, are as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007				
High	**$ 41.98**	**$ 43.14**	**$ 46.16**	**$ 48.45**
Low	**37.13**	**38.82**	**37.52**	**39.83**
Cash Dividend per Share	**$ 0.42**	**$ 0.42**	**$ 0.42**	**$ 0.42**
2006				
High	$ 39.26	$ 37.57	$ 36.16	$ 40.00
Low	35.51	33.60	31.21	33.81
Cash Dividend per Share	$ 0.40	$ 0.40	$ 0.40	$ 0.40

Future dividends will be determined by our Board of Directors, in its sole discretion, based on consideration of a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, debt covenant restrictions that may impose limitations on our ability to make cash payments, borrowing capacity, changes in the prices of and demand for our products, and changes in our ability to sell or exchange timberlands at attractive prices. Other factors that our Board of Directors considers include the appropriate timing of timber harvests, acquisition and divestiture opportunities, stock repurchases, debt repayment and other means by which the company delivers value to our stockholders. See Notes 6 and 7 of the Notes to Financial Statements for the restrictions under our debt agreements to pay dividends.

Equity Compensation Plan Information

The following table summarizes options and other rights outstanding under Plum Creek's equity based compensation plans **as of December 31, 2007**:

Plan category	Securities to be issued upon exercise[A]	Weighted-average exercise price[B]	Securities available for future issuance[C]
Equity compensation plans approved by security holders	2,506,961	$33.03	8,597,304
Equity compensation plans not approved by security holders[D]	-	-	-

A Number of securities to be issued upon exercise of outstanding stock options and upon vesting of 172,031 outstanding restricted stock units at December 31, 2007.

B Weighted-average exercise price of outstanding options does not include unvested restricted stock units at December 31, 2007, which have a weighted-average grant date fair value of $38.70.

C Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (A). Represents shares available for future issuance under the Stock Incentive Plan. See Note 11 of the Notes to Financial Statements for a description of the various stock-based grants that may be issued under the Stock Incentive Plan. At December 31, 2007, 3.8 million shares of the 12.4 million shares available for issuance under Plum Creek's Stock Incentive Plan have been used for the grant of non-qualified stock options, the grant of restricted stock and restricted stock units, the payment of earned value management awards and earned dividend equivalent rights. The number of shares to be issued in connection with value management awards and dividend equivalents is not determinable until the end of their respective performance periods.

D As of December 31, 2007, there are 15,592 outstanding options to acquire Plum Creek common stock that were issued originally under the Georgia-Pacific long-term incentive plans as options to acquire Georgia-Pacific's Timber Company stock. These stock options have a weighted-average exercise price of $16.42 per common share and were assumed by the company in connection with The Timber Company Merger. Although the company's stockholders did not separately approve the assumption of these stock options, the stockholders did approve each of The Timber Company Merger and the related merger agreement (and all of the transactions contemplated by the merger agreement, including the company's assumption of the stock options). No additional Plum Creek stock options may be granted under the Georgia-Pacific long-term incentive plans.

Company Stock Price Performance

The following graph shows a five-year comparison of cumulative total stockholder returns for the company, the Standard & Poor's 500 Composite Index and the Standard & Poor's Paper and Forest Product Stock Index for the five years ending December 31, 2007. The total stockholder return assumes $100 invested at the beginning of the period in the company's common stock, the Standard & Poor's 500 Composite Index and the Standard & Poor's Paper and Forest Product Stock Index. It also assumes reinvestment of all dividends.


$250
$200
$150
$100
$50
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
Plum Creek
S&P Paper and Forest Product Stock Index
S&P 500 Index

The following table shows total stockholder return for the previous one year ended **December 31:**

	2003	2004	2005	2006	2007
Plum Creek	36.39%	31.76%	-2.31%	15.51%	20.19%
S&P Paper and Forest Product Stock Index	37.83%	9.93%	-2.01%	5.75%	3.88%
S&P 500 Index	28.67%	10.86%	4.92%	15.77%	5.49%

The following table shows total indexed return of stock price plus reinvestment of dividends, assuming an initial investment of $100.00 at December 31, 2002 for the **years ended December 31:**

	12/31/2002	2003	2004	2005	2006	2007
Plum Creek	$ 100.00	$ 136.39	$ 179.71	$ 175.56	$ 202.78	$ 243.72
S&P Paper and Forest Product Stock Index	$ 100.00	$ 137.83	$ 151.52	$ 148.47	$ 157.01	$ 163.10
S&P 500 Index	$ 100.00	$ 128.67	$ 142.64	$ 149.66	$ 173.26	$ 182.78

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate future filings, including this Form 10-K, in whole or in part, the preceding company stock price performance graph shall not be incorporated by reference into any such filings; nor shall such graph be incorporated by reference into any future filings.

Purchase of Equity Securities

The following table contains information about the company's purchases of equity securities during the fourth quarter of 2007:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[B]
October 1, 2007 through October 31, 2007[A]	1,323 shares of common stock	$ 43.38	-	$ 200 million
November 1, 2007 through November 30, 2007[A]	31 shares of common stock	$ 43.67	-	$ 200 million
December 1, 2007 through December 31, 2007	-	$ -	-	$ 200 million
Total	1,354 shares of common stock	$ 43.39	-	

A Represents shares of the company's common stock purchased from employees in non-open market transactions. The shares of stock were sold by the employees to the company in exchange for cash that was used to pay withholding taxes associated with the vesting of restricted stock and restricted stock unit awards under the company's stock incentive plan. The average price per share is based on the closing price of the company's stock on the vesting dates of the awards.

B The Board of Directors, from time to time, has authorized a share repurchase program. At December 31, 2007, the remaining share repurchase authorization was $200 million. During the period January 1, 2008 to February 27, 2008, the company repurchased $49 million of its common stock at an average price per share of $40.11, leaving approximately $151 million in remaining authorization to buy its common stock as of February 27, 2008.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights

The following table summarizes selected financial highlights for the **five most recent fiscal years** (dollars in millions, except per share amounts):

	2007	2006	2005	2004	2003
Revenues	**$ 1,675**	$ 1,627	$ 1,576	$ 1,528	$ 1,196
Operating Income[A]	**424**	461	448	477	303
Interest Expense, net	**147**	133	109	111	117
Income before Income Taxes	**277**	328	339	366	186
Provision (Benefit) for Income Taxes	**(3)**	13	8	27	(6)
Income from Continuing Operations	**280**	315	331	339	192
Gain on Sale of Properties, net of tax	**2**	–	23	23	–
Cumulative Effect of Accounting Change, net of tax[B]	**–**	2	–	–	–
Net Income	**282**	317	354	362	192
Non-Cash Items					
Depreciation, Depletion and Amortization[C]	**134**	128	113	114	108
Basis of Real Estate Sold[D]	**108**	85	124	134	66
Balance Sheet Items					
Total Assets	**4,664**	4,661	4,812	4,378	4,411
Total Debt, including Timber Obligations	**2,532**	2,333	2,241	1,897	2,076
Earnings per Share					
Income from Continuing Operations					
Basic	**$ 1.60**	$ 1.75	$ 1.80	$ 1.85	$ 1.05
Diluted	**$ 1.60**	$ 1.74	$ 1.79	$ 1.84	$ 1.04
Net Income					
Basic	**$ 1.61**	$ 1.76	$ 1.92	$ 1.97	$ 1.05
Diluted	**$ 1.61**	$ 1.75	$ 1.92	$ 1.97	$ 1.04
Dividends Declared per Share	**$ 1.68**	$ 1.60	$ 1.52	$ 1.42	$ 1.40
Timberland Acquisitions					
Purchase Price	**$ 174**	$ 111	$ 501	$ 66	$ 162
Acres	**69,000**	98,000	754,000	78,000	139,000
Timberland Dispositions (acres)	**252,000**	112,000	232,000	377,000	125,000
Harvest Volume (in million tons)	**20.4**	21.0	19.2	18.6	19.0

[A] Includes $14 million gain in 2006 from the settlement of the Canadian Lumber dispute.

[B] Includes impact of adopting Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, effective January 1, 2006.

[C] Includes a $4 million loss related to forest fires in 2007, a $2 million loss in 2005 from hurricane damage, a $9 million lumber mill impairment loss in 2004 and a $4 million loss related to forest fires in 2003.

[D] Includes impairment losses on sales of timberlands expected to close within a twelve-month period of $1 million in 2007, $2 million in 2006, $1 million during 2005, $21 million during 2004 and $14 million in 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statement

This Report contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "projects," "strategy," or "anticipates," or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those described in the forward-looking statements, including those factors described in "Risk Factors" under Item 1A in this Form 10-K. Some factors include changes in governmental, legislative and environmental restrictions, catastrophic losses from fires, floods, windstorms, earthquakes, volcanic eruptions, insect infestations or diseases, as well as changes in economic conditions and competition in our domestic and export markets and other factors described from time to time in our filings with the Securities and Exchange Commission. In addition, factors that could cause our actual results to differ from those contemplated by our projected, forecasted, estimated or budgeted results as reflected in forward-looking statements relating to our operations and business include, but are not limited to:

- the failure to meet our expectations with respect to our likely future performance;
- an unanticipated reduction in the demand for timber products and/or an unanticipated increase in supply of timber products;
- an unanticipated reduction in demand for higher and better use timberlands or non-strategic timberlands;
- our failure to make strategic acquisitions or to integrate any such acquisitions effectively or, conversely, our failure to make strategic divestitures; and
- our failure to qualify as a real estate investment trust, or REIT.

It is likely that if one or more of the risks materializes, or if one or more assumptions prove to be incorrect, the current expectations of Plum Creek and its management will not be realized. Forward-looking statements speak only as of the date made, and neither Plum Creek nor its management undertakes any obligation to update or revise any forward-looking statements.

Overview

2007 OPERATING PERFORMANCE COMPARED TO 2006

Operating income decreased by $37 million to $424 million in 2007. Our results reflect the weakness in U.S. residential construction markets, which had the fewest new housing starts since 1991. Operating income from our Manufactured Products Segment decreased by $20 million to $2 million. This decrease was due primarily to lower lumber and plywood prices. We were also negatively impacted by higher MDF raw material costs, which further reduced operating margins.

Weak demand from lumber and plywood mills caused operating income for both of our Timber Segments to decline. Operating income in our Northern Resources Segment decreased by $47 million to $58 million in 2007. This decrease was due primarily to lower sawlog prices and a planned reduction in harvest levels. Operating income in our Southern Resources Segment decreased by $17 million to $161 million due primarily to a combination of weaker sawlog prices and a decline in the diameter of sawlogs we sold.

Operating income from our Real Estate Segment increased by $72 million to $250 million. Excluding operating income from a large, non-strategic timberland sale in Wisconsin, operating income increased by $29 million. This increase was due primarily to selling more acres (higher and better use/recreational and small non-strategic properties) in 2007.

During 2006, we received settlement payments of $14 million ($13 million net of tax) from the Canadian Softwood Lumber dispute. This one-time gain was included in 2006 operating income.

Our 2007 earnings were also negatively impacted by higher interest expense. Interest expense increased by $14 million, or 11%, to $147 million. This increase was due primarily to increased borrowings to fund the repurchase of common stock and timberland acquisitions.

KEY ECONOMIC FACTORS IMPACTING OUR TIMBER AND MANUFACTURED PRODUCTS BUSINESS

Our operating performance for the Timber and Manufactured Products Segments is impacted primarily by the supply and demand for logs and wood products in the United States. The short-term supply of logs is impacted primarily by weather and the level of harvesting activities. The demand for logs in the United States is impacted by housing starts, repair and remodeling activities and the amount of imported lumber, primarily from Canada.

Selected U.S. housing economic data was as follows at **December 31**:

	2007	2006	2005
U.S. Housing Starts (in millions)	**1.35**	1.80	2.07
Supply of Existing Homes for Sale (in months)	**10**	6	4.5
30-year Fixed Interest Mortgage Rates (average)	**6.3%**	6.4%	5.9%

Housing starts of 1.96 million in 2004 and 2.07 million in 2005 were above demographic demand levels. The home construction boom was caused by low interest rates, easy credit terms and rising home prices. The home construction business has slowed significantly. Housing starts for 2007 were only 1.35 million and are expected to decline further in 2008 to lows not seen since the 1991 recession. The decline is being further driven by falling home prices in most areas, increased number of homes in foreclosure, higher standards to qualify for home loans, increased supply of homes for sale and the slowing U.S. economy. It is expected that it will take a year or two before there is a rebound in home construction.

The significant decline in home construction has resulted in an excess supply of lumber and other building products. This excess supply has resulted in weak lumber and plywood prices. Furthermore, the decline in home construction has caused mills to curtail production which has caused downward pressure on sawlog prices. In addition, our joint venture partners have slowed the development of our projects due to current adverse market conditions.

Our timber and manufacturing operations are also negatively impacted by rising fuel prices. Operating margins in our timber business were negatively affected by $2 million, $19 million and $19 million in 2007, 2006 and 2005, respectively, when compared to the prior year due to rising fuel costs and longer hauling distances. As a result of the recent rise in the price of oil, timber operating margins could be reduced further in 2008.

REAL ESTATE SALES AND DEVELOPMENT PROPERTIES

We estimate that included in the company's approximately 8 million acres of timberlands are about 1.7 million acres of higher value timberlands which are expected to be sold and/or developed over the next 15 years for recreational, conservation or residential purposes. Included within the 1.7 million acres of higher value timberlands are approximately 1 million acres we expect to sell for recreational uses, approximately 500,000 acres we expect to sell for conservation and approximately 200,000 acres that may be developed by our real estate development business. Our real estate development business is conducted through our wholly-owned taxable REIT subsidiaries. In addition, the company has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold over the next five years. Additionally, during 2007 we sold 100,000 acres of timberlands in Wisconsin, and we may sell other large blocks of timberlands in the future to maximize value.

During 2007, we sold approximately 78,000 acres of non-strategic timberlands, approximately 32,000 acres for conservation purposes and approximately 37,000 acres of higher and better use / recreational properties. We expect to sell up to 70,000 acres of higher and better use / recreational acres in 2008, whereas we estimate the number of small non-strategic acres sold will decline modestly. Sales are expected to remain at these levels in future years. During 2008 our average price per acre for higher and better use / recreational properties and non-strategic timberlands is likely to be lower than the price per acre we realized during 2007 primarily due to a change in the quality of the sales mix. Also, despite the significant decline in housing starts, prices for most of our higher and better use / recreational properties, which are comprised primarily of rural timberlands, have generally remained strong. However, due to the slowing U.S. economy and reduced availability of loans to finance purchases, demand for our rural timberlands could weaken.

Our land development business continued to evolve during 2007. We have identified 70,000 acres (an estimated 100 properties) that we expect to develop internally over the next 15 years. At December 31, 2007, we had 21 internal development properties entitled and an additional 18 in the planning process. Revenue from sales of development properties was $50 million during 2007, which included revenue of $27 million from the sale of several parcels that were in the planning process. We are continuing to build a portfolio of internal development projects we can bring to the market. We expect to generate revenues of between $25 million and $35 million during 2008 and estimate the revenue from the development business to grow modestly in future years. Our development business is conducted through our wholly-owned taxable REIT subsidiaries.

Additionally, we have identified 130,000 acres that we expect to develop through joint ventures. We have entered into six joint venture arrangements covering approximately 26,000 acres. We do not expect significant revenues from these joint venture arrangements for several years. We are the minority partner in each of these joint ventures, and our involvement is limited to selling and/or contributing land and exercising certain protective rights. We expect to enter into additional joint venture arrangements during 2008.

HARVEST LEVELS

The volume of trees we harvest each year and the percentage of sawlogs and pulpwood (product mix) included in our annual harvest also impact our operating performance. During 2007, we harvested a total of 20.4 million tons compared to a total of 21.0 million tons during 2006. We expect harvest levels during 2008 to range between 18.5 and 19.5 million tons. The expected decline in harvest levels in 2008 is due primarily to the temporary increase in harvest levels during 2006 and 2007 to take advantage of favorable pulpwood demand. Future harvest levels may vary from historic levels due to weak markets, to take advantage of favorable prices or due to factors outside of our control, such as weather and fires. Future harvest levels may also be impacted by our sale of timberlands and the extent to which proceeds are reinvested in core timberlands.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Under different assumptions or conditions, actual results may differ from these estimates.

We believe the following critical accounting policies affect our most significant judgments and estimates used in preparation of our consolidated financial statements:

REVENUE RECOGNITION FOR TIMBER SALES

Timber sales revenues are recognized when legal ownership and the risk of loss transfer to the purchaser and the quantity sold is determinable. We sell timber under delivered log agreements and through sales of standing timber (or "stumpage") using pay-as-cut sales contracts, timber deed sales and lump-sum sale agreements.

(1) Delivered Log Sales. Under a delivered log sale agreement, we harvest the timber and deliver it to the buyer. Revenue is recognized when the log is delivered as risk of loss and title transfer to the buyer. With delivered log sales, we incur the cost of logging and hauling.

(2) Pay-as-Cut Sales Contracts. Pay-as-cut sales contracts are agreements in which the buyer agrees to purchase and harvest specified timber on a tract of land for an agreed upon price for each type of tree over the term of the contract (usually 12 to 18 months). In some cases, an advance is received in connection with pay-as-cut sales contracts. In other cases, the buyer agrees to harvest only certain trees on a tract of land. Under pay-as-cut sales contracts, the buyer is responsible for all logging and hauling costs. Revenue is recognized when the timber is harvested, as title and risk of loss has transferred to the buyer. Total revenue recognized under a pay-as-cut sales contract is the total volume of wood removed multiplied by the unit price for each type of tree.

(3) Timber Deeds. Timber deed sales are agreements in which the buyer agrees to purchase and harvest specified timber on a tract of land over the term of the contract (usually 12 to 18 months). Unlike a pay-as-cut sales contract, risk of loss and title to the trees transfer to the buyer when the contract is signed. The buyer also pays the full purchase price when the contract is signed. Under a timber deed, the buyer is responsible for all logging and hauling costs. Revenue from a timber deed sale is recognized when the contract is signed. Timber deeds are generally marketed and sold to the highest bidder. Bids are typically based on a timber cruise which is an estimate of the total volume of timber on a tract of land broken down by the various types of trees (such as softwood sawlogs, hardwood pulpwood, etc.). Total revenue recognized under a timber deed is the amount of the highest bid and is not dependent upon the volume or types of trees actually harvested.

(4) Lump-sum Sale Agreements. Under a lump-sum sale agreement, the buyer and seller agree to a total ("lump-sum") price for all the timber available for harvest on a tract of land. Generally, the lump-sum price is paid when the contract is signed. Title to the timber and risk of loss transfers to the buyer as the timber is harvested. Lump-sum sales are generally marketed and sold to the highest bidder. Bids are typically based on a timber cruise. Under a lump-sum sale, the buyer is responsible for all logging and hauling costs. Total revenue recognized under a lump-sum sale contract (usually 12 to 18 months) is the amount of the highest bid, and is not dependent upon the volume or type of trees actually harvested.

Unlike timber deed sales, revenue is recognized under a lump-sum sale agreement as the timber is cut. We estimate the amount of revenue to recognize each month based on actual harvested volume compared to the total volume available for harvest according to the timber cruise. We generally receive weekly information from the buyer reporting how much volume has been harvested. Additionally, we gather information by observing the tract to estimate the timber volume harvested. In most cases, the total volume harvested from a tract of land is different than the volume estimated in the timber cruise. If the total volume harvested is greater than the cruise-estimated volume, we will stop recognizing revenue once the total revenue recognized is equal to the total lump-sum contract price. No revenue will be recognized for volumes harvested in excess of the cruise-estimated volume. If the total volume removed is less than the cruise-estimated volume, an adjustment will be recorded in the month in which we learn of the difference. The adjustment is an increase in revenue equal to the difference between the total revenue recognized to date and the total lump-sum contract price.

The following table summarizes amounts recognized under each method from sales to external customers in the company's consolidated financial statements for the **years ended December 31** (in millions):

	2007	2006
Revenues from:		
Delivered log sales	**$ 682**	$ 666
Pay-as-cut sales	**$ 42**	$ 57
Timber deed sales	**$ 17**	$ 15
Lump-sum sales	**$ 6**	$ 40

Substantially all of our timber sales in the Northern Resources Segment are under delivered log sale agreements. In our Southern Resources Segment, approximately 12% of our timber sales in 2007 and 22% of our timber sales in 2006 consisted of pay-as-cut sales contracts, timber deed sales or lump-sum sales. Since under pay-as-cut sales contracts, timber deed sales and lump-sum sales the buyer is responsible for the logging and hauling costs, the operating profit as a percentage of revenue is typically higher in our Southern Resources Segment.

REAL ESTATE SALES

We estimate that included in the company's approximately 8 million acres of timberlands are about 1.7 million acres of higher value timberlands, which are expected to be sold and/or developed over the next 15 years for recreational, conservation, or residential purposes. Included within the 1.7 million acres of higher value timberlands are approximately 1 million acres we expect to sell for recreational uses, approximately 500,000 acres we expect to sell for conservation and approximately 200,000 acres that may be developed by our real estate development business. Our real estate development business is conducted through our wholly-owned taxable REIT subsidiaries. In addition, the company has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold over the next five years. The timing of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability to obtain entitlements, the number of properties listed for sale, the seasonal nature of sales (particularly in the northern states), the plans of adjacent landowners, our expectation of future price appreciation, the timing of harvesting activities, and the availability of government and not-for-profit funding. As a result, the timing of our real estate sales may materially impact our reported operating income and net income.

During 2007, the Real Estate Segment reported an operating profit percentage of approximately 62%. We estimate our Real Estate Segment's annual operating profit percentage could range from 35% to 70% of revenues. The operating profit percentage depends on the nature of the interest sold and how much the market value of the property has risen over its book value. For example, the sale of conservation easements will have an operating profit percentage of close to 100% because no book basis is allocated to this type of revenue. Sales of recently acquired properties will generally have relatively lower operating profit percentages while sales of properties held for a long time will tend to have relatively higher operating profit percentages. Sales of timberlands owned by Plum Creek prior to The Timber Company merger, which, for accounting purposes, were deemed acquired as of the merger date, will thus have lower operating profit percentages since these properties were recorded at appraised value as of October 2001.

In connection with major timberland acquisitions, we are generally not able to identify our future real estate sales. However, while our purchase price allocation and related appraisals reflected greater values for real estate which may be sold in the future for uses which have a higher value than timber production, we are generally not able to identify specific properties. Therefore, in connection with our purchase price allocation for timberland acquisitions, the greater values for real estate are allocated proportionately among all the acres acquired, except when we can specifically identify properties. In general, however, timberlands are acquired primarily for long-term use in our timber operations and specific properties cannot be identified in advance because their value is dependent upon numerous factors, most of which are not known at the acquisition date, including current and future zoning restrictions, current and future environmental restrictions, future changes in demographics, future changes in the economy, current and future plans of adjacent landowners, and current and future funding of government and not-for-profit conservation and recreation programs. We believe that current and future results of operations could be materially different under different purchase price allocation assumptions, and generally, when we acquire properties, we do not have the ability, with any level of precision, to estimate which of the acquired properties will someday sell for more than their underlying timber production value.

IMPAIRMENT OF LONG-LIVED ASSETS

We evaluate our ability to recover the net investment in long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires recognition of an impairment loss in connection with long-lived assets used in a business when the carrying value (net book value) of the assets exceeds the estimated future undiscounted cash flows attributable to those assets over their expected useful life. Impairment losses are measured by the extent to which the carrying value of a group of assets exceeds the fair value of such assets at a given point in time. When the fair values of the assets are not available, we estimate the fair values by using the discounted expected future cash flows attributable to the assets. The cash flows are discounted at the risk-free rates of interest. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes. Furthermore, SFAS No. 144 requires recognition of an impairment loss in connection with long-lived assets held for sale when the carrying value of the assets exceeds an amount equal to their fair value less selling costs.

We have grown substantially through acquisitions in recent years. The purchase price of these acquisitions has been allocated to our Timber and Timberlands (including Assets Held for Sale and Real Estate Development Properties) and Property, Plant and Equipment. The allocation of the purchase price in a business combination is highly subjective. Management is required to estimate the fair values of acquired assets and liabilities as of the acquisition date. Subsequent to the original allocation, these assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. SFAS No. 144 requires that long-lived assets be grouped and evaluated for impairment at the lowest level for which there are independent cash flows. We track cash flows for our 8 million acres of timberlands by grouping them into eight geographic areas in the Northern Resources Segment and eight geographic areas in the Southern Resources Segment. Additionally, we track cash flows for each of our ten manufacturing facilities.

(1) Timber and Timberlands Used in Our Business. SFAS No. 144 provides that for assets used in a business, an impairment loss is recorded only when the carrying value of those assets is not recoverable through future operations. The recoverability test is based on undiscounted future cash flows over the expected life of the assets. We use one harvest cycle (which ranges between 20 and 90 years) for evaluating the recoverability of our timber and timberlands. Because of the inherently long life of timber and timberlands, we do not expect to incur an impairment loss in the future for the timber and timberlands used in our timber business.

(2) Timber and Timberlands Held for Sale. SFAS No. 144 provides that an impairment loss is recognized for long-lived assets held for sale when the carrying value of those assets exceeds an amount equal to its fair value less selling costs. An asset is generally considered to be held for sale when we have committed to a plan to sell the asset, the asset is available for immediate sale in its present condition, we have initiated an active program to locate a buyer, and the sale is expected to close within one year. During 2007, the above criteria were met by a number of our timberland properties, and we recognized impairment losses of $1 million. Similarly, we recognized impairment losses of $2 million in 2006 and $1 million in 2005 in connection with timberlands held for sale (see Note 3 of the Notes to Financial Statements.) We expect to continue to sell or exchange non-strategic timberlands to other forest products companies or non-industrial investors, and it is probable that we will recognize, in accordance with SFAS No. 144, additional impairment losses in the future in connection with sales of non-strategic timberlands.

In accordance with SFAS No. 144, an impairment loss is generally not recorded until management has concluded that it is probable (i.e., likely) that timberlands will be sold within the next 12 months. For many properties that are currently being actively marketed, it is difficult to conclude whether they will be sold within one year and estimate the price. Nevertheless, management performs a probability assessment for all properties that are being actively marketed and records an impairment loss (to the extent the property's book basis exceeds its estimated fair value net of selling cost) in the quarter in which management has concluded it is likely the property will be sold within twelve months based on its best estimate of fair value.

(3) Property, Plant and Equipment. The carrying value of Property, Plant and Equipment represents primarily the net book value of our ten manufacturing facilities. Each manufacturing facility is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through future operations. The estimated future cash flows over the remaining useful life of a manufacturing facility is highly subjective and is dependent upon estimates for future product pricing, raw material costs and availability, volumes of product sold, and residual value of the facility. The availability of logs in close proximity to our mills has been declining and is expected to decline further in the future. We currently estimate that the carrying value for our ten manufacturing facilities is recoverable through future operations and that our estimate of future cash flows is reasonable. However, if wood product prices were to remain weak at current levels for an extended period of time, or if log or raw material availability declines more than expected, the company may be required to record an impairment loss for one or more of its manufacturing facilities in a future period.

(4) Capitalized Real Estate Development Costs. Current and future costs associated with specific real estate development projects are capitalized once management has concluded it is probable that a project will be successful. Real estate development costs are expensed as incurred when management is not able to conclude that it is probable a project will be successful. Furthermore, previously capitalized costs for specific projects are written-off when management revises its prior assessment and concludes that it is probable a project will not be successful. For many of our projects, there is less judgment in making this determination due to prior experience in the local market or. advice from consultants. However, for some of our larger projects where we have limited experience in the local market or for projects in environmentally sensitive areas, there is significant judgment in assessing the expected outcome for the projects. At December 31, 2007, we have $11 million of capitalized costs associated with projects that management expects will be successful.

DEPLETION

Depletion, or costs attributed to timber harvested, is recorded as trees are harvested. Depletion rates for each region are adjusted at least annually. Depletion rates are computed by dividing (A) the sum of (1) the original cost of the timber less previously recorded depletion plus (2) estimated future silviculture costs, including the impact of inflation, that are expected to be incurred over the next harvest cycle, by (B) the total timber volume that is estimated to be harvested over the harvest cycle. The harvest cycle can be as short as 20 years in the South to as long as 90 years in the North. The estimate of future silviculture costs is limited to the expenditures that are expected to impact growth rates over the harvest cycle. The depletion rate calculations do not include an estimate for either future reforestation costs associated with a stand's final harvest or future volume in connection with the replanting of a stand subsequent to its final harvest.

The following table summarizes depletion expense recognized in the company's financial statements, key assumptions and sensitivities to changes in assumptions for the **years ended December 31** (dollars in millions, except per ton amounts):

	2007	2006
Depletion Expense		
Northern Resources Segment[A]	$ 30	$ 26
Southern Resources Segment	57	56
Total depletion expense	$ 87	$ 82
Average Depletion Rates (per ton)		
Northern Resources Segment[B]	$ 4.81	$ 3.82
Southern Resources Segment	$ 4.06	$ 3.95
Assumptions Used to Determine the Average Depletion Rates		
Estimated future silviculture costs, including the impact of inflation		
Northern Resources Segment	$ 57	$ 55
Southern Resources Segment[C]	$ 490	$ 434
Estimated future volume (in million tons)		
Northern Resources Segment	323	329
Southern Resources Segment	439	435
Sensitivity of Results to Changes in Key Assumptions		
Increase in depletion expense for a 10%:		
Increase in estimated future silviculture costs[D]		
Northern Resources Segment	$ 0.1	$ 0.1
Southern Resources Segment	$ 1.5	$ 1.3
Decrease in estimated future volume[E]		
Northern Resources Segment	$ 3.3	$ 2.9
Southern Resources Segment	$ 6.4	$ 6.2

[A] Depletion expense for 2007 includes a $4 million loss, representing the book basis of timber volume destroyed as a result of fires on 41,000 acres in Montana.

[B] Depletion rate increased due primarily to our 2006 and 2007 Oregon acquisitions and annual evaluation of our standing timber inventory.

[C] Reflects an increase in our estimates of future costs associated with fertilization treatments due to higher chemical and application costs.

[D] Assumes future timber volumes do not change.

[E] Assumes future silviculture costs do not change.

Significant estimates and judgments are required to determine both future silviculture costs and the volume of timber available for harvest over the harvest cycle. Some of the factors impacting the estimates are changes in weather patterns, inflation rates, the cost of fertilizers and chemicals, the cost of capital, the actual and estimated increase in growth rates from fertilizer applications, the relative price of sawlogs and pulpwood, the actual and expected real price appreciation of timber, the scientific advancement in seedling and growing technology, and changes in harvest cycles.

We have invested in technology that enables us to predict our current standing inventory of trees, future growth rates, and the benefits of scientific advancements in connection with seedlings, planting techniques and fertilizer applications. Therefore, while estimates with respect to depletion computations will be revised at least annually, we do not expect the depletion rates will change materially from year to year.

DEFERRED INCOME TAXES

Plum Creek has elected to be taxed as a REIT under sections 856-860 of the United States Internal Revenue Code. A REIT is generally not subject to corporate-level income tax if it distributes 100% of its taxable income to shareholders and satisfies other organizational and operational requirements as set forth in the Internal Revenue Code. If a company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years.

As a consequence of the October 6, 2001 merger with The Timber Company, which involved merging a taxable entity into a nontaxable entity, Plum Creek will generally be subject to corporate-level tax (built-in gains tax) if the company makes a taxable disposition of certain property acquired in the merger within the ten-year period following the merger date. The built-in gains tax applies to gains from such asset sales to the extent that the fair value of the property exceeds its tax basis at the merger date. Built-in gains tax is generally not payable on dispositions of property to the extent the proceeds from such dispositions are reinvested in qualifying like-kind replacement property. The built-in gains tax does not apply to income generated from the harvesting and sale of timber.

In connection with our merger with The Timber Company, Plum Creek wrote-off all of The Timber Company's deferred income tax liability related to timber and timberlands except for $11 million. The $11 million deferred income tax liability related to the book-tax basis difference of timber and timberlands that were expected to be sold, and subject to, the built-in gains tax during the ten-year period ending October 6, 2011. During the period October 6, 2001 to December 31, 2007, the $11 million deferred income tax liability was reduced by $1 million due to the payment of tax in connection with sales of timberlands subject to the built-in gains tax.

In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, Plum Creek remeasures the amount of deferred income taxes needed in connection with expected sales of timberlands subject to the built-in gains tax each quarterly reporting period. In 2005, Plum Creek reduced our deferred tax liability associated with timber and timberlands by $5 million and correspondingly recorded a deferred tax benefit of $5 million. Based on projected timberland sales subject to the built-in gains tax for the period January 1, 2008 to October 6, 2011, and Plum Creek's ability to successfully reinvest proceeds in like-kind properties, it is estimated Plum Creek needs a deferred tax liability of approximately $5 million. As a result, no adjustment to the deferred tax liability associated with the built-in gains tax was made in 2007 or 2006.

It is likely that actual timberland sales subject to the built-in gains tax over the ten-year period will be greater than, or less than, our current projection. An adjustment to earnings will be required in the period in which it is determined that timberland sales subject to the built-in gains tax will be greater than, or less than, our current projection.

ACCOUNTING FOR SHARE-BASED COMPENSATION

Plum Creek has a stockholder approved Stock Incentive Plan that provides for the award of non-qualified stock options, restricted stock and restricted stock units, value management awards and dividend equivalents. See Note 11 of the Notes to Financial Statements.

The company accounts for share-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"). See Note 1 of the Notes to Financial Statements. Grants of both value management awards and dividend equivalents represent awards that are classified and accounted for as liabilities under SFAS No. 123(R). As a result, the expense recognized over the performance period for both value management awards and dividend equivalents will equal the fair value (i.e., cash value) of an award as of the last day of the performance period multiplied by the number of awards that are earned. Furthermore, SFAS No. 123(R) requires the quarterly expense recognized during the performance period to be based on the fair value of value management awards and dividend equivalents as of the end of the most recent quarter. Prior to the end of the performance period, compensation costs for value management awards and dividend equivalents are based on the awards' most recent quarterly fair values and the number of months of service rendered during the performance period.

Fair values for value management awards and dividend equivalents are computed based on our historical relative total shareholder return compared to the performance of peer groups consisting of forest products companies, the S&P 500 Index and the Morgan Stanley REIT Index over the same period ("Peer Group"). The simulated total shareholder return of the company and the Peer Groups is computed using a Monte Carlo simulation. The key assumptions used in the simulation of the company's and the Peer Group's total shareholder return are volatility, beta (the measure of how Plum Creek's stock moves relative to the market as a whole), risk-free interest rate, and expected dividend yield. Additionally, the fair value of dividend equivalents assumes that our current quarterly dividend of the company's common stock of $0.42 per share will remain constant through the end of the performance period.

The fair value of the liability for outstanding value management awards and dividend equivalents at December 31, 2007 was $20 million, which is based on the current fair value of outstanding awards multiplied by the percentage of months services that were provided during the performance period. The liability at December 31, 2007 could range between $11 million and $23 million based on the possible fair value of all outstanding liability based awards. In accordance with SFAS No. 123(R), we could have a material adjustment to our share-based compensation liability to the extent there is a material change in the fair value of our value management awards and dividend equivalents during the quarter.

PENSIONS

Plum Creek provides pension benefits under defined benefit pension plans that cover substantially all of our employees. See Note 10 of the Notes to Financial Statements. We maintain a qualified defined benefit pension plan and two supplemental (non-qualified) defined benefit pension plans. Participants' benefits vest after three years of service. The cash balance benefits for salaried employees is determined based primarily on certain percentages of compensation, age, years of service and interest accrued based on the 30-year Treasury bond rate. Participants who were employees of the company on September 1, 2000, earn benefits based on the greater of the cash balance formula or a monthly pension benefit that is principally based on the highest monthly average earnings during any consecutive sixty-month out of the last 120-month period and the number of years of service credit. The benefits to hourly employees are generally based on a fixed amount per year of service.

Plum Creek's contributions to its qualified pension plan vary from year to year, but the company has made at least the minimum contributions required by law in each year. It is the company's policy to fund the qualified pension plan annually such that the fair value of plan assets equals or exceeds the actuarially computed accumulated benefit obligation (the approximate actuarially computed current pension obligation if the plan was discontinued). There was no funding of the qualified plan during 2007 because as of December 31, 2007, the fair value of plan assets of $85 million exceeded the accumulated benefit obligation of $77 million by $8 million. Assets related to the non-qualified plans are held in a grantor trust and are subject to the claims of creditors and, therefore, are not considered plan assets. It is the company's policy to fund the non-qualified pension plans annually such that the fair value of the assets held in the grantor trust equals or exceeds the actuarially computed accumulated benefit obligation. There was no funding to the non-qualified plans grantor trust during 2007 because as of December 31, 2007, the fair value of the assets held by the grantor trust of $19 million exceeded the accumulated benefit obligation of $18 million by $1 million.

The computation of the company's benefit obligation, pension cost and accrued pension liability under accounting principles generally accepted in the United States requires us to make certain assumptions involving primarily the following (weighted-average rates):

	2007	2006
Assumptions Used to Determine the Benefit Obligation at December 31		
Discount rate[A]	**6.75%**	5.90%
Rate of compensation increase[C]	**3.70%**	3.70%
Assumptions Used to Determine Net Periodic Benefit Cost		
Discount rate	**5.90%**	5.75%
Expected long-term return on plan assets[B]	**7.75%**	7.75%
Rate of compensation increase[C]	**3.70%**	3.70%

A The December 31, 2007, discount rate was determined by the resulting yield of a hypothetical bond portfolio at December 31, 2007, matched to the expected benefit payments under the plans. Bonds selected for this portfolio had a Moody's or Standard & Poor's credit rating of "AA" or better as of December 31, 2007.

B The expected long-term rate of return on plan assets assumption is based on the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns on each asset class. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on plan assets assumption for the portfolio.

C The assumed rate of increase of future compensation levels represents our long-term estimate of such increases on the basis of the composition of plan participants, past results and market expectations.

Other key assumptions used in the estimate include primarily those underlying the mortality table, and expected long-term rates for inflation, retirement and withdrawals, all of which are based on plan experience and standard actuarial methods but which are nevertheless subject to uncertainty.

It is likely that the actual return on plan assets and the outcome of other uncertain variables will differ from those used in estimating our pension costs and pension obligation reflected in our consolidated financial statements and notes thereto. Furthermore, the company may, from time to time, adjust the asset allocation, which may have an impact on the long-term rate of return on plan assets.

The following table summarizes key financial measures and sensitivities to changes in assumptions for the **years ended December 31** (in millions):

	2007	2006
Key Financial Measures		
Pension expense	**$ 8**	$ 8
Cash pension plan contributions—qualified plan	**-**	5
Cash grantor trust funding—supplemental plans	**-**	1
Current accrued pension liability	**2**	3
Non-current accrued pension liability	**23**	31
Sensitivity to Changes in Key Assumptions		
Increase in pension expense for every 0.25 percentage point:		
decrease in long-term rate of return on plan assets	**$ 0.2**	$ 0.2
decrease in weighted-average discount rate	**0.7**	0.7
increase in rate of increase in compensation levels	**0.2**	0.2
Increase in qualified pension funding for every 0.25 percentage point decrease in weighted-average discount rate	**$ 3.7**	$ 3.7

Assuming an average long-term rate of return on plan assets of 7.75%, a weighted-average discount rate of 6.75% for 2008 and 6.20% for 2009 and beyond, and a 3.70% rate of increase in compensation levels, we project our annual pension expense for 2008 will be $7 million, $8 million for 2009 and $9 million each for 2010 and 2011. Over the same time period, the annual cash funding required under our present funding policy and current funding rules for the qualified pension plan is expected to be approximately $5 million annually through 2010 and $6 million in 2011.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

The company has no off-balance sheet debt. Our consolidated financial statements reflect all of the operations and assets and liabilities of the company. As of December 31, 2007, the company has entered into six joint venture agreements with land developers covering approximately 26,000 acres. We are the minority partner in each of these joint ventures, and our involvement is limited to selling and/or contributing land and exercising certain protective rights. The company also has an insignificant equity investment in an unconsolidated entity. Otherwise, the company has no other relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities.

In August 2007, the company entered into a purchase commitment to supply natural gas to our manufacturing facilities for the period November 2007 through March 2008. The contract, which is a derivative, was designated as a normal purchase under the terms of SFAS No. 133, *Accounting for Derivatives Instruments and Hedging Activities*. As of December 31, 2007, the company's remaining purchase obligation under this contract was $0.5 million. The company is not a party to any other derivative transactions.

The following table summarizes our contractual obligations at **December 31, 2007** (in millions):

Contractual Obligations	Total	Payment due by period: Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt[A]	$ 3,053	$ 260	$ 448	$ 1,461	$ 884
Operating lease obligations	26	5	9	5	7
Timber obligations	9	1	2	2	4
Long-term incentive plans	20	9	11	-	-
Purchase obligations[B]	28	17	11	-	-
Other long-term liabilities[C]	-	-	-	-	-
Total Contractual Obligations	$ 3,136	$ 292	$ 481	$ 1,468	$ 895

[A] In addition to principal, long-term debt includes related interest obligations based on the coupon or stated interest rate for our fixed rate debt and the variable interest rate as of December 31, 2007 of 5.42% for our term credit agreement. Interest obligations are $113 million (Less than one year), $189 million (1-3 years), $127 million (3-5 years), and $93 million (More than 5 years). As we expect borrowings outstanding under our line of credit to vary, only repayment of the principal is included. Interest expense related to our line of credit was $23 million in 2007. Interest expense for the term credit agreement, which began on our borrowing date of June 15, 2007, was $11 million for 2007.

[B] Purchase obligations are comprised primarily of $16 million for third-party logs for our plywood and sawmill facilities, $2 million for contract services for freight and logging, and $3 million for raw materials for our MDF facilities.

[C] We have not included any amounts for our other long-term liabilities, as we cannot estimate when we will be obligated to satisfy these liabilities. At December 31, 2007, other long-term liabilities include workers' compensation of $10 million, deferred compensation obligations of $8 million, non-qualified pension obligations of $21 million (including $2 million classified as a current liability), and qualified pension obligations of $4 million. We expect to fund approximately $3 million for workers' compensation payments in 2008. At December 31, 2007, the fair value of the qualified pension plan assets exceeds the actuarially computed accumulated benefit obligation. Furthermore, there are no qualified pension funding obligations at December 31, 2007. We have two grantor trusts, which hold assets associated with our deferred compensation obligations and non-qualified pension obligations. At December 31, 2007, the fair value of assets in one of our grantor trusts is approximately equal to our deferred compensation obligation of $8 million. Additionally, at December 31, 2007, the fair value of assets in the other grantor trust was approximately $19 million and the actuarially computed accumulated benefit obligation for our non-qualified pension plans was $18 million. Assets in our grantor trusts have been reserved for the above obligations. However, grantor trust assets are subject to the claims of creditors in the event of bankruptcy. See Notes 8 and 10 of the Notes to Financial Statements.

Events and Trends Affecting Operating Results

HARVEST PLANS

We determine our annual roundwood (sawlogs and pulpwood, including stumpage sales) harvesting plans based on a number of factors. At the stand level, ranging in size from 10 to 200 acres, we consider the age, size, density, health and economic maturity of the timber. A stand is a contiguous block of trees of a similar age, species mix and silvicultural regime. At the forest level, ranging in size from 100,000 to almost 1 million acres, we consider the long-term sustainability and environmental impact of certain levels of harvesting, certain external conditions such as supply agreements, and the level of demand for wood within the region. A forest is a broad administrative unit, made up of a large number of stands. Harvest scheduling is the technical approach using computer modeling that considers all of the above factors along with forest-growth rates and financial assumptions to project future harvest plans for a number of years forward.

Our actual harvest levels may vary from planned levels due to log demand, sales prices, the availability of timber from other sources, the level of timberland sales and acquisitions, the availability of legal access, abnormal weather conditions, fires and other factors outside of our control. We believe that our harvest plans are sufficiently flexible to permit modification in response to short-term fluctuations in the markets for logs. Furthermore, future harvest levels will be impacted by sales of timberlands. The impact will depend on the level and extent we are able to reinvest proceeds in productive timberlands and the stocking levels and age class distribution of any newly acquired timberlands.

Harvest levels in the Northern Resources Segment were approximately 6.2 million tons (58% sawlogs and 42% pulpwood) during 2007 and 6.8 million tons (60% sawlogs and 40% pulpwood) during 2006. We expect harvest levels in the Northern Resources Segment in 2008 to decrease between 6% and 7% from 2007 with an estimated mix of 62% sawlogs and 38% pulpwood. This decrease in harvest levels is due primarily to the temporary increase in harvest levels during 2006 and 2007 to take advantage of favorable log prices.

Harvest levels in the Southern Resources Segment were 14.1 million tons (45% sawlogs and 55% pulpwood) during 2007 and 14.1 million tons (47% sawlogs and 53% pulpwood) during 2006. In 2008, we expect harvest levels in the Southern Resources Segment to decrease between 6% and 7% from 2007 with an estimated mix of 50% sawlogs and 50% pulpwood. This decrease in harvest levels is due primarily to the temporary increase in pulpwood harvests during 2006 and 2007 to take advantage of favorable pulpwood prices and increased thinnings of our timberlands to improve growth rates.

U.S.—CANADA SOFTWOOD LUMBER AGREEMENT

Historically, Canada has been a significant source of lumber for the U.S. market, particularly in the new home construction market. In 2006, the Softwood Lumber Agreement ("SLA") was signed by the U.S. and Canada establishing a system of tiered taxes and/or volume restrictions that will be in effect for a period of seven years. Generally, the SLA provides that no import restrictions would be imposed on Canadian lumber shipments to the U.S. when the published composite price for lumber is higher than $355 (per thousand board feet). Below that level, a system of tiered export tax and/or volume restrictions would be triggered. The impact of the taxes could be mitigated by fluctuations in the rate of exchange between U.S. and Canadian dollars.

During 2007, U.S. officials alleged Canada has not collected all taxes due and has allowed more lumber exports to the U.S. than provided for under the SLA. Under the terms of the SLA, disputes that cannot be settled are resolved by binding arbitration. A final ruling has not been issued by the arbitrator in this dispute. In 2008, the U.S. filed a second arbitration case alleging that certain Canadian provinces have provided subsidies to their lumber industries, in violation of the SLA. A request by the U.S. for arbitration is currently pending.

Notwithstanding the signing of the SLA between the U.S. and Canadian governments and the results of matters being (or expected to be) arbitrated, there can be no assurance it will effectively create a fair trade environment. Therefore, downward pressure on domestic timber and lumber prices caused by Canadian imports could continue or increase.

COMPARABILITY OF FINANCIAL STATEMENT PERIODS

Acquisitions and Divestitures. We have pursued and expect to continue to pursue both the acquisition and divestiture of timberlands to increase the value of our assets. During 2007, we acquired 69,000 acres of timberlands, located primarily in Oregon and Georgia. During 2006, we acquired 98,000 acres of timberlands, located primarily in Oregon. During 2005, we acquired 754,000 acres of timberlands, located in Northern Michigan, Arkansas and Florida. We sold approximately 252,000 acres of timberlands in 2007, 112,000 in 2006 and 232,000 acres in 2005. As a result of these timberland acquisitions and dispositions, our ownership was approximately 8 million acres at December 31, 2007 and approximately 8.2 million acres at both December 31, 2006 and 2005. Accordingly, the comparability of periods covered by the company's financial statements is, and in the future may be, affected by the impact of timberland acquisitions and divestitures.

Results of Operations

The following table compares Operating Income (Loss) by Segment for the **years ended December 31** (in millions):

	2007	2006	2005
Operating Income by Segment			
Northern Resources	**$ 58**	$ 105	$ 99
Southern Resources	**161**	178	217
Real Estate	**250**	178	136
Manufactured Products	**2**	22	29
Other	**17**	16	13
Total Segment Operating Income	**488**	499	494
Other Costs and Eliminations	**(64)**	(53)	(48)
Gain from Canadian Lumber Settlement	**-**	14	-
Other Operating Income (Expense), net	**-**	1	2
Operating Income	**$ 424**	$ 461	$ 448

2007 COMPARED TO 2006

Northern Resources Segment. Revenues decreased by $52 million, or 13%, to $361 million in 2007. This decrease was due primarily to lower harvest volumes ($36 million) and lower sawlog prices ($13 million). Harvest volume was 6.2 million tons during 2007 compared to 6.8 million tons in 2006. This decrease of 9% (primarily sawlogs) was due primarily to a temporary increase in harvest levels during 2006 to take advantage of favorable log prices. Sawlog prices were 5% lower compared to the prior year due primarily to mill curtailments as a result of weak lumber prices caused by the significant decline in housing starts.

Northern Resources Segment operating income was 16% of its revenues for 2007, and 25% for 2006. This decrease was due primarily to lower sawlog prices and lower harvest levels. Segment costs and expenses decreased by $5 million, or 2%, to $303 million in 2007. The decrease was due primarily to lower log and haul costs as a result of a decline in harvest levels, offset in part by a fire loss ($4 million) and an increase in log and haul rates per ton ($4 million). The fire loss represents the book basis of the timber volume destroyed by 2007 fires on approximately 41,000 acres in Montana. The increase in log and haul rates per ton was due primarily to longer hauling distances.

Southern Resources Segment. Revenues increased by $13 million, or 3%, to $492 million in 2007. This increase was due primarily to a higher percentage of delivered log sales compared to sales of standing timber ($27 million) and higher pulpwood prices ($9 million), offset in part by lower sawlog prices ($24 million) and a lower margin mix from log sales ($5 million). Harvest volumes were approximately 14.1 million tons for both 2007 and 2006.

Revenues increased $27 million due to the company's increased percentage of delivered log sales. A portion of the increase in delivered log sales results from decreasing the percentage of standing timber sales. Under delivered log sale agreements, we are responsible for log and haul costs. Conversely, the buyer incurs the log and haul costs when standing timber is sold. We sell logs on a delivered basis when, in our judgment, log merchandising efforts will yield a net premium over selling standing timber. While revenues are higher under a delivered log sale, a large portion of that increase is to cover the related increase in cost of sales. As a result, for delivered log sales we realize lower operating income as a percentage of revenue, even though operating income is generally improved.

Sawlog prices during 2007 were 9% lower than during 2006. The lower prices are due primarily to mill curtailments as a result of weak lumber and plywood prices caused by the significant decline in housing starts and a greater proportion of smaller-diameter logs. Approximately one-half of the sawlog price variance, or $13 million, is due to smaller-diameter logs. The increase in smaller logs is due primarily to the increase in thinning of pine plantations as a proportion of our total pine harvests, and this trend is expected to continue. Pulpwood prices increased by 4% due primarily to lower sawmill residual woodchips as a result of mill curtailments and weather-related harvesting restrictions. As a result of improving pulpwood prices and weak sawlog prices, we increased the percentage of pulpwood harvested and decreased the percentage of sawlogs harvested, which resulted in an overall lower margin mix from log sales.

Southern Resources Segment operating income was 33% of its revenues for 2007, and 37% for 2006. This decrease was due primarily to lower sawlog prices, a lower margin mix from log sales and a higher proportion of delivered log sales. Segment costs and expenses increased by $30 million, or 10%, to $331 million in 2007. The increase was due primarily to a higher percentage of delivered log sales.

Real Estate Segment.

	Year Ended December 31, 2007			Year Ended December 31, 2006		
Property	**Acres Sold**	**Revenues (millions)**	**Revenue per Acre**	Acres Sold	Revenues (millions)	Revenue per Acre
Small Non-Strategic	**77,530**	**$ 110**	**$ 1,400**	60,095	$ 96	$ 1,585
Large Non-Strategic	**99,325**	**70**	**705**	-	-	-
Conservation	**31,845**	**42**	**1,340**	24,385	41	1,695
Higher and Better Use / Recreational	**37,065**	**128**	**3,475**	22,770	93	4,070
Development Properties	**5,290**	**50**	**9,440**	4,325	65	15,125
Conservation Easements	**n/a**	**-**	**-**	n/a	13	885
Total	**251,055**	**$ 400**		111,575	$ 308	
Proceeds from Joint Ventures		**$ 2**			$ -	

Revenues increased by $94 million to $402 million in 2007. Excluding revenue from a large, non-strategic timberland sale, revenues increased $24 million in 2007 to $332 million. This increase is due primarily to an increase in the number of acres of higher and better use / recreational and small non-strategic land sales ($86 million), offset in part by lower average prices from higher and better use / recreational and small non-strategic land sales ($36 million), no conservation easement sales ($13 million) and lower revenues from sales of development properties ($15 million). In December 2007, we sold 99,325 large non-strategic acres in Wisconsin for $70 million.

The number of acres of higher and better use / recreational properties sold during 2007 increased by 63% and the number of acres of small non-strategic properties sold during 2007 increased by 29% compared to 2006. These increases were due primarily to a plan to expand the number of acres we sold in both of these categories during

2007. Our average sales price per acre for higher and better use / recreational lands decreased approximately 15% during 2007 due primarily to sales mix. During 2007, we increased our sales in states with lower per acre prices while sales remained stable in states with higher per acre prices. During 2007, competition increased in the states with the highest per acre prices and demand softened. Our average sales price per acre for small non-strategic properties declined approximately 12% during 2007 due primarily to selling a mix of less valuable timberlands during 2007. During 2006, we sold a greater percentage of properties from higher value regions. Our remaining inventory of small non-strategic acres do not have as great of a percentage of high value properties as our sales mix during 2006. Additionally, the timing of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability to obtain entitlements, the number of properties listed for sale, the seasonal nature of sales (particularly in the northern states), the plans of adjacent landowners, our expectation of future price appreciation, the timing of harvesting activities, and the availability of government and not-for-profit funding. Also, in any period the sales average will vary based on the location and physical characteristics of the parcels sold.

Development properties revenue in 2007 includes $27 million from the sale of several parcels that were in the planning process to two developers in Georgia. Development properties revenue during 2006 includes the sale of a large development project for proceeds of $43 million. This large development project, which the company had been working on for several years, consisted of approximately 1,900 acres of land in King County, Washington. (See Part I, Item 1. Business, "Real Estate Segment" for a summary of internal development properties and joint venture arrangements.)

We expect revenues from real estate sales during 2008 to range between $320 million and $340 million of which $25 million to $35 million is from development properties. We estimate we will sell up to 150,000 acres. These sales will consist of up to 70,000 acres of higher and better use / recreational properties, up to 4,000 acres of development properties and the remainder from small non-strategic and conservation sales. In addition to the above acres, from time to time, we may sell large blocks of other timberlands to maximize value.

The Real Estate Segment operating income as a percent of revenue was 62% for the period ended December 31, 2007, compared to 58% for the same period in 2006. Real Estate Segment costs and expenses increased by $22 million to $152 million in 2007. This increase was due primarily to costs associated with our large, non-strategic land sale in Wisconsin during 2007 ($27 million) and selling more acres during 2007, offset in part by lower costs associated with our development business. Costs associated with our development business were $18 million for 2007 compared to $44 million in 2006, with approximately half of the development business costs in 2006 associated with the large project sold in King County, Washington.

Manufactured Products Segment. Revenues decreased by $22 million, or 5%, to $471 million in 2007. This decrease was due primarily to lower lumber prices ($13 million), lower lumber sales volume ($9 million) and lower plywood prices ($9 million), offset in part by higher MDF prices ($10 million).

Lumber prices during 2007 were 7% lower than during 2006 due primarily to weak demand and excess supply. The demand for lumber has declined due primarily to significantly lower housing starts. U.S. housing starts peaked in 2005 at 2.07 million units and since then have been on a steady decline. Housing starts for 2007 were 1.35 million compared to 1.80 million units in 2006, a decrease of 25%. The lower housing starts are due in part to an excess supply of unsold homes on the market, with a current ten-month supply compared to an historical average supply of six months. The excess supply is expected to continue for at least the next twelve months due to falling home prices, record high foreclosure rates, stricter borrowing terms from lenders and a slowing U.S. economy. In response to the decline in housing starts, North American lumber production has also been declining. The supply of lumber in the United States decreased by 16% during the first nine months of 2007 compared to the same period in the prior year. Despite the decline in North American lumber production, there still remains an excess supply of lumber at current demand levels. Lumber sales volume decreased by 7% due primarily to production curtailments as a result of a fire-related log shortage in Montana and weak lumber markets.

Plywood prices during 2007 were 7% lower than during 2006 due primarily to increased competition from commodity plywood manufacturers. Commodity plywood prices have experienced downward pressure due to lower oriented strand board (a substitute for commodity plywood) prices as a result of fewer housing starts. The lower commodity plywood prices have caused several plywood manufacturers to target the industrial markets we serve.

MDF prices during 2007 were 8% higher than during 2006 due primarily to North American production curtailments. Despite weakening demand due to falling housing starts, the supply of North American MDF has declined faster due to weak operating margins and reduced imports. MDF operating margins have been compressed due to the significant increase in raw material costs, and MDF imports have declined as a result of the weak U.S. dollar.

Manufactured Products Segment operating income was less than 1% of its revenues for 2007, and 5% of its revenues for 2006. This decrease was due primarily to lower lumber and plywood prices and higher MDF raw materials costs. Manufactured Products Segment costs and expenses decreased by $2 million to $469 million for 2007. This decrease was due primarily to lower lumber sales volume and raw material costs, offset in part by higher MDF raw material costs. MDF raw material costs increased by $13 million as a result of higher wood chip (due to a regional shortage from lower lumber production) and resin costs.

Other Costs and Eliminations. Other Costs and Eliminations (which consists of corporate overhead and intercompany profit elimination) decreased operating income by $64 million in 2007, compared to a decrease of $53 million in 2006. This increase of $11 million was due primarily to higher share-based compensation expense ($7 million) and increased costs associated with information technology ($1 million) and strategic business development ($1 million).

The increase in share-based compensation expense is due primarily to an increase in the fair value of our value management plan awards in 2007. In accordance with Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-Based Payment*, we adjust the fair value of our liability associated with our value management plan quarterly based on our relative total shareholder return compared to the performance of several peer groups.

Gain from Canadian Lumber Settlement. In 2006, a definitive agreement was signed between the U.S. and Canadian governments to settle the long-standing dispute over Canadian lumber imports. Under the terms of the agreement, approximately $500 million of deposits collected by the U.S. was paid to members of the U.S. industry coalition. As a member of the coalition, we received a pro rata share of these funds totaling $14 million ($13 million, net of tax).

Interest Expense, net. Interest expense (net of interest income) increased $14 million, or 11%, to $147 million in 2007. This increase was due primarily to increased borrowings to fund the repurchase of common stock and timberland acquisitions. During 2007, a combination of cash and debt financing was used to fund $174 million of timberland acquisitions, primarily in Oregon and Georgia, and repurchase $202 million, or approximately 5.1 million shares, of common stock.

Provision for Income Taxes. The benefit for income taxes was $3 million for 2007 compared to a provision for income taxes of $13 million for 2006. This net decrease of $16 million is due primarily to a decrease in operating income earned by our taxable REIT subsidiaries. The lower operating income is due primarily to a large, 1,900 acre development project in King County, Washington that was sold during 2006 (resulting in a lower tax expense of $8 million) and weaker earnings from our manufacturing business (resulting in a lower tax expense of $7 million).

2006 COMPARED TO 2005

Northern Resources Segment. Revenues increased by $66 million, or 19%, to $413 million in 2006. Excluding revenues associated with our November 2005 acquisition of 650,000 acres of timberlands in Michigan ("Michigan acquisition"), revenues increased by $21 million, or 6%, to $364 million. This increase of $21 million was due primarily to higher harvest levels ($37 million), offset in part by lower softwood sawlog prices ($6 million) and a lower margin mix from log sales ($5 million).

Harvest levels increased by approximately 11% over the prior year's harvest levels of 5.4 million tons due primarily to a temporary increase in harvest levels to take advantage of favorable log prices, especially during the first half of 2006. Softwood sawlog prices during 2006 were 2% lower than during 2005; however, softwood sawlog prices during the fourth quarter of 2006 were 9% lower than during the same period in the prior year. The lower prices are primarily due to mill curtailments as a result of weak lumber and plywood prices caused by the significant decline in housing starts. The lower margin mix (higher percentage of pulpwood sales and lower percentage of sawlog sales) is primarily due to the temporary increase in the harvesting of hardwood pulpwood stands to take advantage of favorable log prices.

Excluding the impact of our Michigan acquisition, operating income was 25% of its revenues for 2006, and 29% for 2005. This decrease was due primarily to higher per ton log and haul rates and lower softwood sawlog prices. Segment costs and expenses increased by $60 million, or 24%, to $308 million. Excluding costs and expenses associated with our Michigan acquisition, costs and expenses increased by $27 million, or 11%, to $272 million. This increase of $27 million was due primarily to higher log and haul and depletion costs ($19 million) as a result of higher harvest levels and higher per ton log and haul rates ($8 million). Log and haul rates increased by approximately 4% due to higher fuel costs and longer hauling distances.

Southern Resources Segment. Revenues decreased by $22 million, or 4%, to $479 million in 2006. This decrease was due primarily to a lower margin mix from log sales ($14 million) and lower sawlog prices ($11 million).

During 2005, we substantially completed the conversion of numerous natural stands to plantations in order to improve growth rates. As a result of this conversion, our product mix has changed whereby the percentage of large-diameter sawlogs harvested during 2006 has decreased and the percentage of small-diameter sawlogs and pulpwood harvested has increased. Sawlog prices during 2006 were 3% lower than during 2005; however, sawlog prices during the fourth quarter of 2006 were 10% lower than during the same period in the prior year. The lower prices are primarily due to mill curtailments as a result of weak lumber and plywood prices caused by the significant decline in housing starts.

Southern Resources Segment operating income was 37% of its revenues for 2006, and 43% for 2005. This decrease was due primarily to a lower percentage of high-value sawlogs in the sales mix, lower sawlog prices, and higher per ton log and haul rates. Segment costs and expenses increased by $17 million, or 6%, to $301 million in 2006. This increase was due primarily to higher log and haul cost per ton ($11 million). Log and haul rates increased by approximately 7% due to higher fuel costs and longer hauling distances.

Real Estate Segment.

	Year Ended December 31, 2006			Year Ended December 31, 2005		
Property	**Acres Sold**	**Revenues (millions)**	**Revenue per Acre**	Acres Sold	Revenues (millions)	Revenue per Acre
Small Non-Strategic	**60,095**	**$ 96**	**$ 1,585**	148,200	$ 160	$ 1,075
Large Non-Strategic	**-**	**-**	**-**	40,000	31	780
Conservation	**24,385**	**41**	**1,695**	22,600	26	1,151
Higher and Better Use / Recreational	**22,770**	**93**	**4,070**	21,000	59	2,814
Development Properties	**4,325**	**65**	**15,125**	200	3	14,500
Conservation Easements	**n/a**	**13**	**885**	n/a	13	450
Total	**111,575**	**$ 308**		232,000	$ 292	

Revenues increased by $16 million to $308 million in 2006. This increase is due primarily to the sale of development properties ($62 million), the timing and location of sales of higher and better use properties ($34 million) and conservation properties ($15 million), offset in part by a decrease in the sales of small non-strategic properties ($64 million) and no large, non-strategic timberland sales during 2006 ($31 million). The timing of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability to obtain entitlements, the plans of adjacent landowners, our expectation of future price appreciation, the timing of harvesting activities, and the availability of government and not-for-profit funding. Development properties revenue increased in 2006 due primarily to the sale of a large development project for proceeds of $43 million and the continued expansion of our real estate development business. This large development, which the company has been working on for several years, consisted of approximately 1,900 acres of land in King County, Washington.

Average price per acre for small non-strategic land sales was $1,585 during 2006 compared to $1,075 per acre during 2005. Compared to prices realized during 2006, the majority of our remaining small non-strategic acres will likely have a lower price per acre. Average price per acre for higher and better use / recreational land sales was $4,070 during 2006 compared to $2,814 per acre during 2005.

The Real Estate Segment operating income as a percent of revenue was 58% for the period ended December 31, 2006, compared to 47% for the same period in 2005. This increase was due primarily to selling a greater percentage of lower value timberlands during 2005, including 40,000 acres of large, non-strategic timberlands that were sold for a nominal gain. Real Estate Segment costs and expenses decreased by $26 million to $130 million in 2006. This decrease was due primarily to selling fewer acres during 2006 ($58 million), offset in part by higher costs associated with our development business ($34 million). Costs associated with our development business were $44 million for 2006 compared to $10 million in 2005, with approximately half of the development business costs in 2006 associated with the large project sold in King County, Washington. The remainder of the increase in development costs was due to higher staffing levels, basis and selling costs for lot sales, and investigatory and feasibility costs in connection with the expansion of this business.

Manufactured Products Segment. Revenues decreased by $11 million, or 2%, to $493 million in 2006. This decrease was due primarily to lower lumber prices ($4 million), lower lumber sales volume ($16 million), and lower plywood sales volume ($10 million), offset in part by higher MDF prices ($13 million) and higher MDF sales volume ($3 million). Lumber sales volume decreased by 7% due primarily to production curtailments as a result of a declining log supply and weak lumber prices. Lumber prices for 2006 were 5% lower than during 2005; however, lumber prices during the fourth quarter of 2006 were 11% lower than during the same period in the prior year due to the sharp decline in housing starts. Housing starts in the U.S. during 2006 were 12% lower compared to 2005.

Plywood sales volume decreased by 7% due primarily to a declining supply of high-grade plywood logs in the region and increased competition from commodity plywood mills. Plywood prices for 2006 were slightly higher than 2005; however, plywood prices during the fourth quarter of 2006 were 8% lower than during the fourth quarter of 2005. This price decline was due primarily to increased competition from commodity plywood producers which targeted sales to industrial customers as a result of the slow down in home construction. MDF prices increased an average of 9% for all of 2006 due primarily to a mix shift to higher value products and supply constraints due to recent North America mill closures.

Manufactured Products Segment operating income was 5% of its revenues for 2006 and 6% for 2005. Manufactured Products Segment costs and expenses decreased by $4 million, or 1%, to $471 million in 2006. This decrease of $4 million was due primarily to lower lumber sales volume ($12 million) and lower plywood sales volume ($9 million), offset in part by higher plywood manufacturing costs ($8 million) and higher MDF raw material costs ($9 million). Plywood manufacturing costs increased due primarily to the increased costs associated with manufacturing higher value products. MDF raw material costs increased due primarily to higher resin (due to higher energy costs) and wood fiber (due to regional fiber shortage) costs.

Other Costs and Eliminations. Other Costs and Eliminations (which consists of corporate overhead and intercompany profit elimination) decreased operating income by $53 million in 2006, compared to a decrease of $48 million in 2005. This increase of $5 million was due primarily to increased costs associated with information technology, strategic business development, and financial and tax reporting.

Gain from Canadian Lumber Settlement. In 2006, a definitive agreement was signed between the U.S. and Canadian governments to settle the long-standing dispute over Canadian lumber imports. Under the terms of the agreement, approximately $500 million of deposits collected by the U.S. was paid to members of the U.S. industry coalition. As a member of the coalition, we received a pro rata share of these funds totaling $14 million ($13 million, net of tax).

Interest Expense, net. Interest expense (net of interest income) increased $24 million, or 22%, to $133 million in 2006. This increase was due primarily to the issuance of $300 million of senior notes in connection with our November 2005 Michigan timberland acquisition and our repurchase of approximately 7.5 million shares of common stock for $263 million in 2006. The share repurchase was funded by using a combination of cash and debt financing.

Provision for Income Taxes. The provision for income taxes was $13 million for 2006 compared to $8 million for 2005. This change of $5 million is due primarily to a remeasurement of our Deferred Tax Liability in 2005, which reduced tax expense for 2005 by $5 million. This remeasurement was related to projected sales of timberlands that are subject to built-in gains tax during the ten-year period ending October 6, 2011, that were acquired in connection with our merger with The Timber Company.

Financial Condition and Liquidity

The following table details our sources and uses of cash for the **years ended December 31** (in millions):

	2007	2006	2005
Sources of Cash:			
Operations[A]	**$ 528**	$ 533	$ 552
Changes in Working Capital	**8**	29	(36)
Cash from Stock Option Exercises	**8**	7	9
Cash from Other Asset Sales	**3**	2	29
Increase Debt Obligations, net	**200**	93	341
Other Cash Changes, net[B]	**2**	(4)	(3)
Total Sources of Cash	**749**	660	892
Uses of Cash:			
Returned to Stockholders:			
Dividends	**(294)**	(290)	(279)
Common Stock Repurchases	**(202)**	(263)	(1)
Reinvest in the Business:			
Capital Expenditures[C]	**(112)**	(92)	(89)
Acquire Timberlands	**(174)**	(111)	(501)
Total Uses of Cash	**(782)**	(756)	(870)
Change in Cash and Cash Equivalents	**$ (33)**	$ (96)	$ 22

A Calculated from the Consolidated Statements of Cash Flows by adding Depreciation, Depletion and Amortization, Basis of Real Estate Sold, Gain on Sales of Properties and Other Assets, Deferred Income Taxes and Other Operating Activities to Net Income.

B Calculated from the Consolidated Statements of Cash Flows by adding Other Investing Activities and Other Financing Activities.

C Calculated from the Consolidated Statements of Cash Flows by adding Capital Expenditures (excluding Timberland Acquisitions) and Expenditures for Real Estate Development.

The following table summarizes total cash flows for operating, investing and financing activities for the **years ended December 31** (in millions):

	2007	2006	2005
Net Cash Provided by Operating Activities	**$ 517**	$ 556	$ 516
Net Cash Used in Investing Activities	**(262)**	(199)	(563)
Net Cash Provided by (Used in) Financing Activities	**(288)**	(453)	69
Change in Cash and Cash Equivalents	**$ (33)**	$ (96)	$ 22

Cash Flows from Operating Activities. Net cash provided by operating activities for the year ended December 31, 2007 totaled $517 million, compared to $556 million in 2006. This decrease of $39 million is due primarily to weaker operating income from our timber business ($64 million) and manufacturing business ($20 million), and lower proceeds from like-kind exchange trusts ($30 million), offset in part by proceeds from the sale of approximately 100,000 acres of timberlands in Wisconsin ($70 million). Proceeds associated with a forward like-kind exchange are either reinvested in like-kind property within 180-days, or if the exchange is not successful, are distributed to the company at the end of either the 45-day identification period or the 180-day reinvestment period. During 2006, we received proceeds from an unsuccessful like-kind exchange while during 2007, all like-kind exchange funds were utilized for timberland acquisitions.

Net cash provided by operating activities for the year ended December 31, 2006 totaled $556 million, compared to $516 million in 2005. The increase of $40 million was due primarily to a $65 million decrease in working capital, primarily as a result of a $51 million positive change related to the timing of when proceeds from a like-kind exchange trust are either reinvested in replacement property (primarily timberlands) or distributed to the company. During 2006, we received proceeds from an unsuccessful like-kind exchange while during 2005 we had numerous real estate sales in which the proceeds were held in a like-kind exchange trust as of December 31, 2005.

Capital Expenditures. Capital expenditures were as follows for the **years ending December 31** (in millions):

	2007	2006	2005
Capital Expenditures (Excluding Timberland Acquisitions)	**$ 93**	$ 86	$ 89
Expenditures for Real Estate Development	**19**	6	–
Total Capital Expenditures	**$ 112**	$ 92	$ 89

Timberlands acquired were as follows for the **years ending December 31** (dollars in millions):

Year	Amount	Acres	Primary Locations	Funding Source
2007	$ 174	69,000	Oregon and Georgia	Line of Credit and Tax Deferred Exchanges
2006	$ 111	98,000	Oregon	Line of Credit and Tax Deferred Exchanges
2005	$ 501	754,000	Northern Michigan, Arkansas and Florida	Tax Deferred Exchanges, Debt and Funds From Operations

Planned capital expenditures for 2008, excluding the acquisition of timberlands, are expected to range between $90 million and $100 million and include approximately $64 million for our timberlands, $15 million for real estate development investments, $11 million for our manufacturing facilities, and $10 million for investments in information technology, primarily for resource initiatives and data protection. The timberland expenditures are primarily for reforestation and other expenditures associated with the planting and growing of trees. Approximately 50% of planned capital expenditures in 2008 are discretionary, primarily expenditures for silviculture and land development. Other capital expenditures consist primarily of reforestation and projects at our manufacturing facilities to sustain operating activities and improve safety. Included within the planned capital expenditures for our manufacturing facilities for 2008 is approximately a $4 million investment to expand our bio-filter emissions control equipment at our MDF facilities to comply with stricter environmental standards that become effective October 1, 2008.

Debt Financing. The company has filed a shelf registration statement with the Securities and Exchange Commission under which Plum Creek Timber Company, Inc., from time to time, may offer and sell any combination of preferred stock, common stock, depositary shares, warrants and guarantees, and under which Plum Creek Timberlands, L.P., the company's wholly-owned operating partnership, may from time to time, offer and sell debt securities. The shelf registration statement expires on April 25, 2009.

The company has a $750 million revolving line of credit agreement that matures in June 2011. The revolving line of credit may be increased to $1 billion subject to certain terms and conditions. As of December 31, 2007, the weighted-average interest rate for the borrowings on the line of credit was 5.48%. The interest rate on the line of credit is based on LIBOR plus 0.425%. This rate can range from LIBOR plus 0.27% to LIBOR plus 1% depending on our debt ratings. Subject to customary covenants, the line of credit allows for borrowings from time to time up to $750 million, including up to $100 million of standby letters of credit. Borrowings on the line of credit fluctuate daily based on cash needs. As of December 31, 2007, we had $556 million of borrowings and $13 million of standby letters of credit outstanding; $181 million remained available for borrowing under our line of credit. As of January 2, 2008, $182 million of the borrowings under our line of credit was repaid.

On June 15, 2007, the company entered into a $350 million term credit agreement that matures in June 2012. As of December 31, 2007, the interest rate for the term credit agreement was 5.42%. The interest rate on the term credit agreement is based on LIBOR plus 0.45%. This rate can range from LIBOR plus 0.3% to LIBOR plus 1.15% depending on our debt ratings. The term credit agreement is subject to covenants similar to those of our revolving line of credit and allows prepayment of the borrowings at any time prior to the maturity date without premium or penalty. The net proceeds of $350 million were used to reduce our borrowings on our line of credit.

During 2006, Plum Creek Timberlands, L.P. issued off the shelf registration statement $225 million aggregate principal amount of its senior notes with a coupon rate of 5.875%, at a market price of 96.686% of the principal amount. The notes mature in 2015 and are fully and unconditionally guaranteed by Plum Creek Timber Company, Inc. The net proceeds of $216 million were used primarily to repay outstanding debt that matured during 2006.

In November of 2005, Plum Creek Timberlands, L.P. issued $300 million aggregate principal notes with a coupon rate of 5.875% at a market price of 99.731% of the principal amount. The notes, issued under a previous shelf registration statement, mature in 2015 and are fully and unconditionally guaranteed by Plum Creek Timber Company, Inc. The net proceeds of $297 million were used primarily to acquire 650,000 acres of timberlands in Michigan, valued at $345 million. The transaction was also funded by $87 million of like-kind exchange funds.

The company's borrowing agreements contain various restrictive covenants, including limitations on harvest levels, sales of assets, the incurrence of indebtedness and making restricted payments (such as payments of cash dividends or stock repurchases). The borrowing agreements limit our ability to make restricted payments based on available cash, which is generally our net income (excluding gains on the sale of capital assets) after adjusting for non-cash charges (such as depreciation and depletion), changes in various reserves, less capital expenditures and principal payments on indebtedness that are not financed. Additionally, the amount of available cash may be increased by the amount of proceeds from the sale of higher and better use properties and, under certain circumstances, by 50% of the amount of net proceeds from the sale of other assets. Furthermore, our line of credit requires that we maintain certain interest coverage and maximum leverage ratios. The company was in compliance with all of our borrowing agreement covenants as of December 31, 2007.

The company's financial policy is to maintain a balance sheet that provides the financial flexibility to pursue our strategic objectives. In order to maintain this financial flexibility, the company's objective is to maintain its investment grade credit rating. This is reflected in our moderate use of debt, good access to credit markets and no material covenant restrictions in our debt agreements that would prevent us from prudently using debt capital.

Equity. On February 5, 2008, our Board of Directors declared a dividend of $0.42 per share, or approximately $72 million, which will be paid on February 29, 2008, to stockholders of record on February 14, 2008. Future dividends will be determined by our Board of Directors, in its sole discretion, based on consideration of a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, debt covenant restrictions that may impose limitations on the company's ability to make cash payments, borrowing capacity, changes in the prices of and demand for Plum Creek's products, and changes in our ability to sell timberlands at attractive prices. Other factors that our Board of Directors considers include the appropriate timing of timber harvests, acquisition and divestiture opportunities, stock repurchases, debt repayment and other means by which the company could deliver value to its stockholders.

Plum Creek's Board of Directors has authorized a common stock repurchase program that may be increased from time to time at the Board of Director's discretion. For the year ended December 31, 2007, the company repurchased 5.1 million shares of common stock at a total cost of $202 million, or an average cost per share of $39.40. As of December 31, 2007, the company is authorized to repurchase an additional $200 million of its common stock. During the period January 1, 2008 to February 27, 2008, the company repurchased $49 million of its common stock at an average price per share of $40.11, leaving approximately $151 million in remaining authorization to buy its common stock as of February 27, 2008.

Future Cash Requirements. Cash required to meet our financial needs will be significant. We believe, however, that cash on hand and cash flows from continuing operations will be sufficient to fund planned capital expenditures and interest payments on our indebtedness through the end of 2008. In 2008, the company has $147 million of scheduled long-term debt principal payment requirements. The company intends to refinance the 2008 principal payments at the time of maturity with the use of a combination of short-term and long-term borrowings, depending on interest rate and market conditions. Management believes that the company's credit ratings, asset base and historical financial performance will allow these refinancings to be completed at attractive interest rates.

Other Information

SFAS No. 141(R). In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS No. 141(R)"), which is a revision of SFAS No. 141. In general, SFAS No. 141(R) expands the definition of a business and transactions that are accounted for as business combinations. In addition, SFAS No. 141(R) generally requires all assets and liabilities of acquired entities to be recorded at fair value, and changes the recognition and measurement of related aspects of business combinations. SFAS No. 141(R) is effective for business combinations with an acquisition date within fiscal years beginning on or after December 15, 2008. The standard is required to be adopted prospectively and early adoption is not allowed. The Company is in the process of determining the effect, if any, the adoption of SFAS No. 141(R) will have on the consolidated financial statements.

SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* ("SFAS No. 160"). In general, SFAS No. 160 requires that a noncontrolling interest in a consolidated subsidiary be presented in the consolidated statement of financial position as a separate component of equity and also establishes a framework for recognition of changes in control for a consolidated subsidiary that is not 100% owned. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The standard is required to be adopted prospectively and early adoption is not allowed. The Company does not own any noncontrolling interests in consolidated subsidiaries and therefore does not expect the adoption of SFAS No. 160 to have any impact on the company's financial condition, results of operations or cash flows.

SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, but does not require any new fair value measurements. SFAS No. 157 supersedes the definition of fair value in most existing pronouncements under generally accepted accounting principles that require or permit the use of fair value, including (but not limited to) business combinations, impairments and exchanges of nonmonetary assets. SFAS No. 157 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 which delays the effective date of SFAS

No. 157 for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.

The company partially adopted SFAS No. 157 in the first quarter of 2008, which did not result in recognition of a transition adjustment to retained earnings. The company will be required to provide expanded disclosures about fair value measurement, but does not expect the partial adoption of SFAS No. 157 to have any impact on the company's financial condition, results of operations or cash flows.

The company will fully adopt SFAS No. 157, including all non-financial assets and liabilities, in the first quarter of 2009. The company is in the process of determining the effect, if any, the full adoption of SFAS No. 157 will have on the consolidated financial statements.

SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of SFAS Statement No. 115* ("SFAS No. 159"). SFAS No. 159 allows entities to measure certain financial assets and liabilities and similar non-financial assets and liabilities at fair value on an instrument-by-instrument basis, that are otherwise not accounted for at fair value under other accounting standards. Generally, the adoption of this standard is optional. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007; early adoption is permitted for an entity's first fiscal year that begins on or before November 15, 2007, provided that entity also adopts the provisions of SFAS No. 157 with the early adoption.

The company elected not to early adopt the provisions of SFAS No. 159. The company does not anticipate it will adopt SFAS No. 159 in the first quarter of 2008 for its existing eligible assets and liabilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Approximately $1.6 billion of the long-term debt of the company bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in market interest rates. The following table presents contractual principal cash flows based upon maturity dates of the company's debt obligations and the related weighted-average contractual interest rates by expected maturity dates for the fixed rate debt (in millions):

	2008	2009	2010	2011	2012	There-after	Total	Fair Value[A]
December 31, 2007								
Fixed rate debt								
Principal due[B]	**$ 147**	**$ 200**	**$ 59**	**$ 424**	**$ 4**	**$ 791**	**$ 1,625**	**$ 1,697**
Average interest rate[C]	**6.9%**	**6.8%**	**6.7%**	**6.6%**	**6.2%**	**6.0%**		
Variable rate debt[D]				**$ 556**	**$ 350**		**$ 906**	**$ 906**

	2007	2008	2009	2010	2011	There-after	Total	Fair Value
December 31, 2006								
Fixed rate debt								
Principal due[B]	$ 123	$ 147	$ 200	$ 59	$ 424	$ 796	$ 1,749	$ 1,795
Average interest rate[C]	6.9%	6.9%	6.8%	6.7%	6.6%	6.0%		
Variable rate debt					$ 581		$ 581	$ 581

A The decrease in the fair value of fixed rate debt from December 31, 2006 to December 31, 2007 was due primarily to the repayment of $123 million of fixed rate borrowings during 2007.

B Excludes unamortized discount of $8 million and $7 million at December 31, 2007 and 2006, respectively.

C Represents the average interest rate of total fixed rate debt outstanding at the end of the period.

D As of December 31, 2007, the weighted-average interest rate on the $556 million of borrowings under our $750 million revolving line of credit was 5.48%. The interest rate on the line of credit is based on LIBOR plus 0.425%. This rate can range from LIBOR plus 0.27% to LIBOR plus 1% depending on our debt ratings. As of January 2, 2008, $182 million of the borrowings under our line of credit was repaid. As of December 31, 2007, the interest rate for the $350 million term credit agreement was 5.42%. The interest rate on the term credit agreement is based on LIBOR plus 0.45%. This rate can range from LIBOR plus 0.3% to LIBOR plus 1.15% depending on our debt ratings.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Plum Creek Timber Company, Inc.
Consolidated Statements Of Income

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

Year Ended	December 31, 2007	December 31, 2006	December 31, 2005
Revenues:			
Timber	$ 782	$ 807	$ 764
Real Estate	402	308	292
Manufacturing	471	493	504
Other	20	19	16
Total Revenues	1,675	1,627	1,576
Costs and Expenses:			
Cost of Goods Sold:			
Timber	523	487	418
Real Estate	144	122	149
Manufacturing	454	455	463
Other	3	3	3
Total Cost of Goods Sold	1,124	1,067	1,033
Selling, General and Administrative	127	117	100
Total Costs and Expenses	1,251	1,184	1,133
Gain from Canadian Lumber Settlement	-	14	-
Other Operating Income (Expense), net	-	4	5
Operating Income	424	461	448
Interest Expense, net	147	133	109
Income before Income Taxes	277	328	339
Provision (Benefit) for Income Taxes	(3)	13	8
Income from Continuing Operations	280	315	331
Gain on Sale of Properties, net of tax	2	-	23
Income Before Cumulative Effect of Accounting Change	282	315	354
Cumulative Effect of Accounting Change, net of tax	-	2	-
Net Income	$ 282	$ 317	$ 354
Per Share Amounts:			
Income from Continuing Operations—Basic	$ 1.60	$ 1.75	$ 1.80
Income from Continuing Operations—Diluted	$ 1.60	$ 1.74	$ 1.79
Net Income per Share—Basic	$ 1.61	$ 1.76	$ 1.92
Net Income per Share—Diluted	$ 1.61	$ 1.75	$ 1.92
Dividends Declared—per Common Share Outstanding	$ 1.68	$ 1.60	$ 1.52
Weighted-Average Number of Shares Outstanding			
—Basic	174.5	180.5	184.0
—Diluted	175.0	180.9	184.6

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plum Creek Timber Company, Inc.
Consolidated Balance Sheets

(IN MILLIONS, EXCEPT PER SHARE DATA)

	December 31, 2007	December 31, 2006
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 240	$ 273
Restricted Advance from Customer	-	4
Accounts Receivable	33	40
Inventories	82	83
Deferred Tax Asset	7	7
Real Estate Development Properties	5	3
Assets Held for Sale	64	82
Other Current Assets	25	21
	456	513
Timber and Timberlands, net	3,949	3,876
Property, Plant and Equipment, net	202	216
Investment in Grantor Trusts	27	28
Other Assets	30	28
Total Assets	$ 4,664	$ 4,661
Liabilities		
Current Liabilities:		
Current Portion of Long-Term Debt	$ 147	$ 125
Accounts Payable	48	42
Interest Payable	29	30
Wages Payable	25	27
Taxes Payable	23	24
Deferred Revenue	13	17
Other Current Liabilities	18	16
	303	281
Long-Term Debt	1,820	1,617
Line of Credit	556	581
Deferred Tax Liability	20	25
Other Liabilities	64	68
Total Liabilities	2,763	2,572
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, $0.01 par value, authorized shares—75.0, outstanding—none	-	-
Common stock, $0.01 par value, authorized shares—300.6, issued (net of Treasury Stock)—172.3 at December 31, 2007 and 177.1 at December 31, 2006	2	2
Additional Paid-In Capital	2,204	2,190
Retained Earnings	202	214
Treasury Stock, at cost, Common shares—14.6 at December 31, 2007 and 9.5 at December 31, 2006	(509)	(307)
Accumulated Other Comprehensive Income (Loss)	2	(10)
Total Stockholders' Equity	1,901	2,089
Total Liabilities and Stockholders' Equity	$ 4,664	$ 4,661

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plum Creek Timber Company, Inc.
Consolidated Statements Of Stockholders' Equity

(IN MILLIONS)

	Common Stock							
	Shares	Dollars	Paid-in Capital	Retained Earnings	Other Equity	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Equity
January 1, 2005	183.7	$ 2	$ 2,167	$ 111	$ 3	$ (43)	$ -	$ 2,240
Net Income	-	-	-	354	-	-	-	354
Other Comprehensive Income, net of tax	-	-	-	-	-	-	2	2
Total Comprehensive Income								356
Dividends	-	-	-	(279)	-	-	-	(279)
Stock Option Exercises	0.4	-	9	-	-	-	-	9
Tax Benefit from Stock Incentive Plan	-	-	1	-	-	-	-	1
Shares Issued under Stock Incentive Plans	0.1	-	1	-	-	-	-	1
Other	-	-	1	-	(3)	(1)	-	(3)
December 31, 2005	184.2	2	2,179	186	-	(44)	2	2,325
Net Income	-	-	-	317	-	-	-	317
Other Comprehensive Income, net of tax	-	-	-	-	-	-	2	2
Total Comprehensive Income								319
Adjustment to initially apply SFAS No. 158, net of tax of $5	-	-	-	-	-	-	(14)	(14)
Dividends	-	-	-	(290)	-	-	-	(290)
Stock Option Exercises	0.3	-	7	-	-	-	-	7
Shares Issued under Stock Incentive Plans	0.1	-	4	-	-	-	-	4
Common Stock Repurchased	(7.5)	-	-	-	-	(263)	-	(263)
Other	-	-	-	1	-	-	-	1
December 31, 2006	177.1	2	2,190	214	-	(307)	(10)	2,089
Net Income	-	-	-	**282**	-	-	-	**282**
Other Comprehensive Income:								
Defined Benefit Plans, net of tax of $4	-	-	-	-	-	-	**12**	**12**
Total Comprehensive Income								**294**
Dividends	-	-	-	**(294)**	-	-	-	**(294)**
Stock Option Exercises	**0.3**	-	**8**	-	-	-	-	**8**
Shares Issued under Stock Incentive Plans	-	-	**5**	-	-	-	-	**5**
Common Stock Repurchased	**(5.1)**	-	-	-	-	**(202)**	-	**(202)**
Tax Benefit from Stock Incentive Plans	-	-	**1**	-	-	-	-	**1**
December 31, 2007	**172.3**	**$ 2**	**$ 2,204**	**$ 202**	**$ -**	**$ (509)**	**$ 2**	**$ 1,901**

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plum Creek Timber Company, Inc.
Consolidated Statements Of Cash Flows

(IN MILLIONS)

Year Ended	December 31, 2007	December 31, 2006	December 31, 2005
Cash Flows From Operating Activities			
Net Income	$ 282	$ 317	$ 354
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:			
Depreciation, Depletion and Amortization (Includes $4 Loss Related to Forest Fires in 2007 and $2 Loss Related to Hurricane in 2005)	134	128	113
Basis of Real Estate Sold	108	85	124
Expenditures for Real Estate Development	(19)	(6)	-
Deferred Income Taxes	(9)	1	(13)
Gain on Sales of Properties and Other Assets	(2)	(1)	(24)
Working Capital Changes Impacting Cash Flow:			
Like-Kind Exchange Funds	-	30	(21)
Other Working Capital Changes	8	(1)	(15)
Other	15	3	(2)
Net Cash Provided By Operating Activities	517	556	516
Cash Flows From Investing Activities			
Capital Expenditures (Excluding Timberland Acquisitions)	(93)	(86)	(89)
Timberlands Acquired	(174)	(111)	(501)
Proceeds from Sale of Properties and Other Assets	3	2	29
Other	2	(4)	(2)
Net Cash Used In Investing Activities	(262)	(199)	(563)
Cash Flows From Financing Activities			
Dividends	(294)	(290)	(279)
Borrowings on Line of Credit	2,795	3,483	2,468
Repayments on Line of Credit	(2,820)	(3,397)	(2,421)
Proceeds from Issuance of Short-Term Debt	-	-	50
Repayment of Short-Term Debt	-	(50)	-
Proceeds from Issuance of Long-Term Debt	350	216	297
Principal Payments and Retirement of Long-Term Debt	(125)	(159)	(53)
Proceeds from Stock Option Exercises	8	7	9
Acquisitions of Treasury Stock	(202)	(263)	(1)
Other	-	-	(1)
Net Cash Provided By (Used In) Financing Activities	(288)	(453)	69
Increase (Decrease) In Cash and Cash Equivalents	(33)	(96)	22
Cash and Cash Equivalents:			
Beginning of Year	273	369	347
End of Year	$ 240	$ 273	$ 369
Supplementary Cash Flow Information			
Cash Paid During the Year for:			
Interest	$ 150	$ 140	$ 114
Income Taxes—Net	$ 5	$ 9	$ 25

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements

NOTE 1. ACCOUNTING POLICIES

General. Plum Creek Timber Company, Inc. ("Plum Creek," "the company," "we," "us," or "our"), a Delaware Corporation, is a real estate investment trust, or "REIT", for federal income tax purposes. Plum Creek Timber Company, Inc. is also the parent company of its wholly-owned subsidiary Plum Creek Timberlands, L.P. ("the Partnership"), a Delaware Limited Partnership. At December 31, 2007, the company owned and managed approximately 8 million acres of timberlands in the Northwest, Southern and Northeast United States, and owned and operated ten wood product conversion facilities in the Northwest United States. Included in the 8 million acres are about 1.7 million acres of higher value timberlands, which are expected to be sold and/or developed over the next 15 years for recreational, conservation or residential purposes. In addition, the company has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold over the next five years. In the meantime, these timberlands continue to be used productively in our business of growing and selling timber.

Basis of Presentation. The consolidated financial statements of the company include the accounts of Plum Creek Timber Company, Inc. and its subsidiaries. Intercompany transactions and accounts have been eliminated in consolidation. All transactions are denominated in United States dollars.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer Concentrations. Revenues from the company's largest customer accounted for 9%, 10% and 13% of total revenues in 2007, 2006 and 2005, respectively. If adverse market conditions for wood products were to continue or worsen, the loss of this customer could have a significant effect on the company's results of operations.

Business Concentrations. Sales of the company's timber and wood products are dependent upon the economic conditions of the housing, repair and remodeling, industrial, and pulp and paper industries. Sales of the company's timberlands can be impacted by general U.S. economic conditions and local real estate market conditions. Changes in these industries or their economic conditions may significantly affect management's estimates and the company's performance.

Revenue Recognition. Timber sales revenues are recognized when legal ownership and the risk of loss transfers to the purchaser and the quantity sold is determinable. The company sells timber under delivered log agreements as well as through sales of standing timber (or "stumpage"). For delivered sales, revenue, which includes amounts billed for shipping and handling (logging and hauling of timber), is recognized when the log is delivered to the customer. Stumpage is sold using pay-as-cut, timber deed or lump-sum sale agreements. Under a pay-as-cut sales contract, the purchaser acquires the right to harvest specified timber on a tract, at an agreed upon price per unit. The sale and any related advances are recognized as revenue as the purchaser harvests the timber on the tract. Under a timber deed sale, the buyer agrees to purchase and harvest specified timber on a tract of land over the term of the contract (usually 12 to 18 months). Unlike a pay-as-cut sales contract, risk of loss and title to the trees transfer to the buyer when the contract is signed. The buyer also pays the full purchase price when the contract is signed. Revenue from a timber deed sale is recognized when the contract is signed. Under a lump-sum sale, the parties agree to a purchase price for all the timber available for harvest on a tract of land. Generally, the purchase price is paid when the contract is signed. Title to the timber and risk of loss transfers to the buyer as the timber is harvested. Therefore, revenue under a lump-sum sale is recognized each month over the term of the contract (usually 12 to 18 months)

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

based on the timber harvested compared to the total estimated timber available to be harvested based on the timber cruise. An adjustment may be required to the extent the actual timber harvested is different than the estimate of timber available.

Revenues generated from the sale of lumber, plywood, medium density fiberboard ("MDF") and related by-products, primarily wood chips, and amounts billed for shipping and handling, are recognized at the time of delivery.

Revenue from real estate sales (excluding sales to joint ventures - see below) is recognized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.* For substantially all of our real estate sales, we receive the entire consideration in cash at closing ("Cash Sales"). Also at closing, the risks and rewards of ownership transfer to the buyer and we do not have a continuing involvement in our properties after they are sold. We recognize revenue under the full accrual method for Cash Sales of real estate when the sale is consummated (i.e., at closing). On occasion, we receive a portion of the real estate sale consideration in the form of a note receivable. Such sales represented less than 2% of our revenue from real estate sales for each of the years in the three-year period ended December 31, 2007. Under these circumstances, we use the full accrual method of recognizing revenue if the buyer's initial and continuing investment is adequate; otherwise, revenue is generally recognized under the cost recovery method or deposit method, depending on the circumstances. Furthermore, we may occasionally sell timberlands to a single buyer under a multi-period contract covering a series of prescheduled closings and/or options. Under these multi-period contracts, once title and risk of loss have transferred to the buyer for individual properties, the properties sold cannot be returned for a refund. However, deposits for future closings under multi-period contracts may be refunded under certain circumstances. The company treats each closing under a multi-period arrangement as a separate sale and recognizes revenue in accordance with Emerging Issues Task Force ("EITF") No. 00-21, *Revenue Arrangements with Multiple Deliverables.* Broker commissions and closing costs of our Real Estate Segment are included in Cost of Goods Sold.

Revenue generated from real estate sales include the sale of higher and better use timberlands, non-strategic timberlands and large blocks of timberlands. In some of these transactions, the company sold timberlands that qualified for like-kind (tax-deferred) exchange treatment under the Internal Revenue Code. Substantially all of these sales involved a third party intermediary, whereby the third party intermediary received proceeds related to the property sold and then reinvested the proceeds in like-kind property. The proceeds are recorded as revenue when the third party intermediary receives them.

Revenue from real estate development projects is generally recognized under the full accrual method of accounting because sales generally do not commence until the project is completed. On occasion, revenue from development projects will be recognized under the percentage of completion method when properties are sold prior to their completion. Less than 5% of our development projects sales during 2007 and 2006 were sold prior to completion of the project.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Substantially all of the cash and cash equivalents are invested in money market funds. The company periodically reviews the credit rating of the financial institution where the money market funds are maintained. Additionally, the company considers certain proceeds held in escrow associated with like-kind exchanges as cash equivalents. See "Like-Kind Exchanges."

Accounts Receivable. Accounts receivable at December 31, 2007 and 2006, is presented net of an allowance for doubtful accounts of $0.7 million and $0.6 million, respectively. Accounts are deemed past due based on payment terms. The allowance for doubtful accounts represents management's estimate and is based on historical losses, recent collection history, credit ratings of individual customers and existing economic conditions. Delinquent accounts are charged against the allowance for doubtful accounts to the extent and at the time they are deemed uncollectible.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Like-Kind Exchanges. Plum Creek enters into like-kind (tax-deferred) exchange transactions to acquire and sell assets, principally timberlands. These transactions include both forward (timberlands sold, followed by reinvestment of proceeds to acquire timberlands) and reverse (timberlands purchased, followed by receipt of proceeds from timberland sales) like-kind exchanges. The company uses a qualified escrow account to facilitate like-kind exchange transactions. Funds from forward like-kind exchange transactions are included as a current asset under the description Like-Kind Exchange Funds Held in Escrow because the funds are restricted from being used until the funds are either successfully reinvested in timber and timberlands or the exchange fails and the proceeds are distributed to the company. Escrow funds held in connection with reverse like-kind exchange transactions are included in Cash and Cash Equivalents because these funds are available upon demand and are not subject to risk of loss. At December 31, 2007 and 2006, there was $52 million and $29 million of cash from reverse like-kind exchange transactions included in Cash and Cash Equivalents, respectively. At December 31, 2007 and 2006, there were no current asset balances from forward like-kind exchange transactions.

Inventories. Logs, work-in-process and finished goods are stated at the lower of cost or market using the average cost method. Supplies inventories are stated at cost. Costs for manufactured inventories included raw materials, labor, supplies, energy, depreciation and production overhead. Cost of log inventories included timber depletion, stumpage, associated logging and harvesting costs, road costs and production overhead.

Inventories, accounted for using the lower of average cost or market, consisted of the following (in millions):

	December 31, 2007	December 31, 2006
Raw materials (primarily logs)	**$ 21**	$ 25
Work-in-process	**5**	4
Finished goods	**43**	41
	69	70
Supplies	**13**	13
Total	**$ 82**	$ 83

Timber and Timberlands. Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber previously harvested and accumulated road amortization. The company capitalizes timber and timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation, growing or purchases of seedlings, planting, fertilization, herbicide application and the thinning of tree stands to improve growth. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands (other than lease payments for the purchase of standing timber, in which case the payments are capitalized) and forest management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over 30 years. Costs for roads that are built to access multiple logging sites over numerous years are capitalized and amortized over six years. Costs for roads built to access a single logging site are expensed as incurred.

Costs attributable to timber harvested, or depletion, are charged against income as trees are harvested. Depletion rates are determined annually based on the relationship between net carrying value of the timber plus certain capitalizable silviculture costs expected to be incurred over the harvest cycle and total timber volume estimated to be available over the harvest cycle. The depletion rate does not include an estimate for either future reforestation costs associated with a stand's final harvest or future volume in connection with the replanting of a stand subsequent to its final harvest. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. No book basis is allocated to the sale of conservation easements.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Higher and Better Use Timberlands / Real Estate Development. We estimate that included in the company's 8 million acres of timberlands are approximately 1.7 million acres of higher value timberlands, which are expected to be sold and/or developed over the next 15 years for recreational, conservation or residential purposes. Included within the 1.7 million acres of higher value timberlands are approximately 1 million acres we expect to sell for recreational uses, approximately 500,000 acres we expect to sell for conservation and approximately 200,000 acres that may be developed by our real estate development business. Our real estate development business is conducted through our wholly-owned taxable REIT subsidiaries.

Properties developed internally ("Internal Development") will generally be low-intensity development limited to activities associated with obtaining entitlements and investing in infrastructure, such as roads and utilities. Larger and more complicated projects, such as master planned communities, will be developed through joint venture arrangements in which we are the minority partner and our involvement is limited to selling and/or contributing land and exercising certain protective rights ("External Development").

Costs associated with a specific real estate project are capitalized when management estimates that it is probable that a project will be successful. Both external and internal costs directly associated with the specific real estate project are capitalized. We capitalize improvements and other development costs, including interest costs and property taxes, during the development period (capitalized interest and property taxes were less than $1 million in 2007 and 2006). General real estate development costs not related to a specific project and costs incurred before management has concluded that it is probable that a project will be successful (e.g. investigatory costs) are expensed as incurred. For real estate projects with multiple parcels, we determine the cost of the individual lots sold by allocating the historical cost of the land, timber, development and common construction costs on a relative sales value. At December 31, 2007, approximately $10 million of costs have been capitalized for a single project that has not yet received regulatory approval. If approval is not obtained, some or all of these capitalized costs could be written off in the next twelve months.

Capitalized costs (including our book basis in the related timber and timberlands) associated with Internal Developments were $21 million at December 31, 2007. The portion of the capitalized costs related to Internal Development properties that are expected to be sold within the next year ($5 million) is presented in the Consolidated Balance Sheet at December 31, 2007, as Real Estate Development Properties. The portion that is expected to be sold beyond one year ($16 million) is included in Other Assets. Total capitalized real estate development costs (including our book basis in the related timber and timberlands) at December 31, 2006 were $14 million, including $11 million included within Other Assets.

The book basis of higher and better use timberlands that are considered held for sale in accordance with Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), are presented in the Consolidated Balance Sheet as Assets Held for Sale. Total assets held for sale were $64 million at December 31, 2007 and $82 million at December 31, 2006. Generally, timberlands that are under contract to sell or are listed for sale through an independent broker or through a taxable REIT subsidiary and are expected to be sold within the next year are considered assets held for sale. The book basis of higher and better use timberlands that do not meet the criteria of SFAS No. 144 are included in Timber and Timberlands. Capitalized costs (including our book basis in the related timber and timberlands) associated with External Development properties are presented in the Consolidated Balance Sheets as Assets Held for Sale if they are expected to be sold to a joint venture within the next year. External Development properties that are not expected to be sold to a joint venture within the next year are included in Timber and Timberlands.

Accounting for Real Estate Joint Venture Arrangements. Under the terms of our joint venture arrangements, we receive proceeds in connection with the sale of our land to a joint venture and additional contingent consideration (i.e., joint venture earnings) as parcels of land are sold by the joint venture to unrelated third parties. Real estate revenue is recognized under the cost recovery method in accordance with Statement of Financial Accounting

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Standards No. 66, *Accounting for Sales of Real Estate*, in connection with the sale of land to a joint venture. Under the cost recovery method, no profit is recognized until cash received from the buyer exceeds our book basis in the property sold.

Equity in earnings of unconsolidated joint ventures is recognized in accordance with Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, as a result of parcel sales by a joint venture to unrelated third parties. Proceeds in connection with the sale of land to a joint venture are recognized as Real Estate Revenue and joint venture earnings are recognized as Equity in Earnings of Unconsolidated Joint Ventures in our Consolidated Statements of Income.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost. Replacements of major units of property are capitalized, and the replaced units are retired. Replacement of minor components of property and repair and maintenance costs are charged to expense as incurred.

All property, plant and equipment other than manufacturing machinery (lumber, plywood and MDF) are depreciated using the straight-line method over the estimated useful lives of the related assets. Manufacturing machinery and equipment are depreciated on either a straight-line basis or a units-of-production basis, which approximates a straight-line basis. Useful lives are 19 years for land improvements, 20 to 45 years for buildings, and 3 to 20 years for machinery and equipment. Leasehold improvements are depreciated over the lease term or estimated useful life, whichever is shorter. The cost and related accumulated depreciation of property sold or retired are removed from the accounts and any gain or loss is recorded.

Grantor Trusts. The company has a grantor trust that was established for deferred compensation and deferred Plum Creek shares. See Note 8 of the Notes to Financial Statements. Deferred compensation assets, which include money market and mutual fund investments, are classified as "trading securities" and are carried at market value. Realized gains and losses and changes in unrealized gains and losses and a corresponding amount of compensation expense are recorded in the Consolidated Statements of Income.

Plum Creek maintains another grantor trust, which the company uses to fund its non-qualified pension plan obligation. See Note 10 of the Notes to Financial Statements. Money market and mutual fund investments held by this trust are classified as "available for sale securities." The investments are carried at market values on the company's Consolidated Balance Sheets; realized gains and losses are recognized in the Consolidated Statements of Income; changes in unrealized gains and losses are recorded as other comprehensive income or loss.

Shipping and Handling Costs. Costs incurred for shipping timber and manufactured products are included in Cost of Goods Sold.

Accounting for Share-Based Compensation. Share-based compensation is accounted for under SFAS No. 123(R), *Share-Based Payment.* SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. We adopted SFAS No. 123(R) on January 1, 2006, using the modified-prospective transition method. Results for prior periods have not been restated, as provided for under the modified-prospective method.

The adoption of SFAS No. 123(R) resulted in a cumulative benefit from an accounting change in the Consolidated Statements of Income of $2 million, net of tax, for the year ended December 31, 2006. The cumulative effect adjustment was primarily a result of changes in expense related to the fair value of the value management awards and dividend equivalents.

Other Operating Income. Periodically the company will recognize gains and losses from miscellaneous asset sales, litigation settlements and other items which are reported in our Consolidated Statements of Income as Other Operating Income (Expense), net.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Since 2000, the company has been a member of an industry coalition alleging that lumber exports to the U.S. were unfairly subsidized. During 2006, Plum Creek received settlement payments of $14 million ($13 million net of tax) from this dispute. The settlement is presented in our Consolidated Statements of Income as Gain from Canadian Lumber Settlement.

Accounting for Uncertainty in Income Taxes. In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). We adopted FIN 48 on January 1, 2007. The adoption of this standard did not result in a change to our beginning equity. As of the date of adoption and as of the year ended December 31, 2007, we do not have any liabilities for unrecognized tax benefits.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2007 presentation. The reclassifications had no impact on operating income or net income.

Certain Real Estate Segment operating costs, previously included in Cost of Goods Sold, were reclassified to Selling, General and Administrative Expense in 2006 and 2005 to conform to the 2007 presentation. Accordingly, the reclassification from Cost of Goods Sold to Selling, General and Administrative Expense was $4 million and $3 million for the years ended December 31, 2006 and 2005, respectively. The reclassification had no impact on Real Estate Segment operating income. See also Note 16 of the Notes to Financial Statements for the impact of this reclassification on the unaudited selected quarterly financial data.

New Accounting Pronouncements

SFAS No. 141(R). In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS No. 141(R)"), which is a revision of SFAS No. 141. In general, SFAS No. 141(R) expands the definition of a business and transactions that are accounted for as business combinations. In addition, SFAS No. 141(R) generally requires all assets and liabilities of acquired entities to be recorded at fair value, and changes the recognition and measurement of related aspects of business combinations. SFAS No. 141(R) is effective for business combinations with an acquisition date within fiscal years beginning on or after December 15, 2008. The standard is required to be adopted prospectively and early adoption is not allowed. The Company is in the process of determining the effect, if any, the adoption of SFAS No. 141(R) will have on the consolidated financial statements.

SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* ("SFAS No. 160"). In general, SFAS No. 160 requires that a noncontrolling interest in a consolidated subsidiary be presented in the consolidated statement of financial position as a separate component of equity and also establishes a framework for recognition of changes in control for a consolidated subsidiary that is not 100% owned. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The standard is required to be adopted prospectively and early adoption is not allowed. The Company does not own any noncontrolling interests in consolidated subsidiaries and therefore does not expect the adoption of SFAS No. 160 to have any impact on the company's financial condition, results of operations or cash flows.

SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, but does not require any new fair value measurements. SFAS No. 157 supersedes the definition of fair value in most existing pronouncements under generally accepted accounting principles that require or permit the use of fair value, including (but not limited to) business combinations, impairments and exchanges of nonmonetary assets. SFAS No. 157 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 which delays the effective date of SFAS No. 157 for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.

The company partially adopted SFAS No. 157 in the first quarter of 2008, which did not result in recognition of a transition adjustment to retained earnings. The company will be required to provide expanded disclosures about fair value measurement, but does not expect the partial adoption of SFAS No. 157 to have any impact on the company's financial condition, results of operations or cash flows.

The company will fully adopt SFAS No. 157, including all non-financial assets and liabilities, in the first quarter of 2009. The company is in the process of determining the effect, if any, the full adoption of SFAS No. 157 will have on the consolidated financial statements.

SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of SFAS Statement No. 115* ("SFAS No. 159"). SFAS No. 159 allows entities to measure certain financial assets and liabilities and similar non-financial assets and liabilities at fair value on an instrument-by-instrument basis, that are otherwise not accounted for at fair value under other accounting standards. Generally, the adoption of this standard is optional. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007; early adoption is permitted for an entity's first fiscal year that begins on or before November 15, 2007, provided that entity also adopts the provisions of SFAS No. 157 with the early adoption.

The company elected not to early adopt the provisions of SFAS No. 159. The company does not anticipate it will adopt SFAS No. 159 in the first quarter of 2008 for its existing eligible assets and liabilities.

SFAS No. 158. In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS No. 158"). SFAS No. 158 requires entities to recognize the funded status of their defined benefit pension plans in the balance sheet, measured as the difference between the fair value of the plan assets less the projected benefit obligation. Any resulting asset or liability will be fully recognized in the balance sheet. SFAS No. 158 also requires the actuarial measurement date to be at the end of the entity's fiscal year and expanded disclosure in the footnotes to the financial statements. SFAS No. 158 is effective for fiscal years ending after December 15, 2006 for entities with publicly traded equity securities, and requires prospective application, with the initial recognition of the funded status being recognized as a component of accumulated other comprehensive income (loss). The company adopted SFAS No. 158 on December 31, 2006. As a result of adopting SFAS No. 158, the company recorded a $14 million decrease in accumulated other comprehensive income (loss), net of tax of $5 million. See Note 10 of the Notes to Financial Statements.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

NOTE 2. EARNINGS PER SHARE

The following table sets forth the reconciliation of basic and diluted earnings per share for the **years ended December 31** (in millions, except per share amounts):

	2007	2006	2005
Income from Continuing Operations	**$ 280**	$ 315	$ 331
Gain on Sale of Properties, net of tax	**2**	-	23
Income Before Cumulative Effect of Accounting Change	**282**	315	354
Cumulative Effect of Accounting Change, net of tax	**-**	2	-
Net Income available to common stockholders	**$ 282**	$ 317	$ 354
Denominator for basic earnings per share	**174.5**	180.5	184.0
Effect of dilutive securities—stock options	**0.4**	0.3	0.5
Effect of dilutive securities—restricted stock, restricted stock units, dividend equivalents, and value management plan	**0.1**	0.1	0.1
Denominator for diluted earnings per share—adjusted for dilutive securities	**175.0**	180.9	184.6
Per share amounts—Basic:			
Income from Continuing Operations	**$ 1.60**	$ 1.75	$ 1.80
Gain on Sale of Properties, net of tax	**$ 0.01**	$ -	$ 0.12
Income per Share Before Cumulative Effect of Accounting Change	**$ 1.61**	$ 1.75	$ 1.92
Cumulative Effect of Accounting Change, net of tax	**-**	0.01	-
Net Income	**$ 1.61**	$ 1.76	$ 1.92
Per share amounts—Diluted:			
Income from Continuing Operations	**$ 1.60**	$ 1.74	$ 1.79
Gain on Sale of Properties, net of tax	**$ 0.01**	$ -	$ 0.12
Income per Share Before Cumulative Effect of Accounting Change	**$ 1.61**	$ 1.74	$ 1.92
Cumulative Effect of Accounting Change, net of tax	**-**	0.01	-
Net Income	**$ 1.61**	$ 1.75	$ 1.92

Basic and diluted per share amounts are computed independently for each caption presented. Therefore, the sum of the per share components from the table above may not equal the per share amount presented.

Antidilutive options excluded from the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares were as follows for the **years ended December 31** (shares in millions):

	2007	2006	2005
Number of options	**0.5**	0.8	0.4
Range of prices	**$35.54 to $43.23**	$34.06 to $37.61	$32.28 to $37.61
Expiration on or before	**July 2017**	November 2016	August 2015

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

NOTE 3. TIMBER AND TIMBERLANDS AND PROPERTY, PLANT AND EQUIPMENT

Timber and timberlands consisted of the following (in millions):

	December 31, 2007	December 31, 2006
Timber and logging roads—net	**$ 2,689**	$ 2,631
Timberlands	**1,260**	1,245
Timber and Timberlands—net	**$ 3,949**	$ 3,876

During 2007, Plum Creek acquired approximately 69,000 acres of timberlands primarily located in Oregon and Georgia for $174 million. These purchases were financed primarily by using the funds from tax-deferred exchanges and our line of credit, and have been accounted for as asset acquisitions. Timberland dispositions during 2007 were approximately 252,000 acres, of which 164,000 acres were located in the Northern Resources Segment and 88,000 acres were located in the Southern Resources Segment.

During 2006, Plum Creek acquired approximately 98,000 acres of timberlands primarily located in Oregon for $111 million. These purchases were financed primarily by using the funds from tax-deferred exchanges and our line of credit, and have been accounted for as asset acquisitions. Timberland dispositions during 2006 were approximately 112,000 acres, of which 57,000 acres were located in the Northern Resources Segment and 55,000 acres were located in the Southern Resources Segment.

The company's Real Estate Segment consists of sales of higher and better use timberlands and sales of non-strategic timberland. Occasionally, non-strategic timberlands are sold at a loss. Each potential real estate sale is evaluated for a possible impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Impairment losses are included in Cost of Goods Sold for Real Estate in our Consolidated Statements of Income. Impairment losses recorded for the potential sale of non-strategic timberlands and the associated book basis after the impairment recognition were as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Impairment Losses	**$ 1**	$ 2	$ 1
Book Basis of Property	**$ 8**	$ 5	$ 3

During the third quarter of 2007, the company's Northern Resources Segment recognized a $4 million loss, representing the book basis of timber volume destroyed as a result of forest fires on approximately 41,000 acres in Montana.

During 2005, the company's Southern Resources Segment recognized a $2 million loss, representing the book basis of timber volume destroyed as a result of severe winds from Hurricane Katrina on approximately 350,000 acres in Mississippi.

During 2005, the company sold subsurface property rights (primarily coal reserves) in Buchanan County, Virginia. The sale of these properties is reflected in our Consolidated Statements of Income as Gain on Sale of Properties, net of tax. For the year ended December 31, 2005, we received sales proceeds of $21 million and, after deducting our book basis of $1 million, recorded a gain of $20 million.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Property, plant and equipment consisted of the following (in millions):

	December 31, 2007	December 31, 2006
Land, buildings and improvements	$ 88	$ 87
Machinery and equipment	312	296
	400	383
Accumulated depreciation	(198)	(167)
Property, Plant and Equipment—net	$ 202	$ 216

NOTE 4. INCOME TAXES

Plum Creek has elected to be taxed as a REIT under sections 856-860 of the United States Internal Revenue Code. A REIT is generally not subject to corporate-level income tax if it distributes 100% of its taxable income to shareholders and satisfies other organizational and operational requirements as set forth in the Internal Revenue Code. If a company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years.

Plum Creek conducts its activities through various wholly-owned operating partnerships. The activities of the operating partnerships consist primarily of sales of timber under pay-as-cut sales contracts, and the income from such sales is not subject to corporate income tax. The book basis of the REIT's assets and liabilities exceeds its tax basis by approximately $2.4 billion at December 31, 2007. Plum Creek's wholly-owned taxable REIT subsidiaries file a consolidated federal income tax return.

As a consequence of the October 6, 2001 merger with The Timber Company, which involved merging a taxable entity into a nontaxable entity, Plum Creek will generally be subject to corporate-level tax (built-in gains tax) if the company makes a taxable disposition of certain property acquired in the merger within the ten-year period following the merger date. The built-in gains tax applies to gains from such asset sales to the extent that the fair value of the property exceeds its tax basis at the merger date. Built-in gains tax is generally not payable on dispositions of property to the extent the proceeds from such dispositions are reinvested in qualifying like-kind replacement property. The built-in gains tax does not apply to income generated from the harvesting and sale of timber.

In connection with our merger with The Timber Company, Plum Creek wrote-off all of The Timber Company's deferred income tax liability related to timber and timberlands except for $11 million. The $11 million deferred income tax liability related to the book-tax basis difference of timber and timberlands that were expected to be sold, and subject to, the built-in gains tax during the ten-year period ending October 6, 2011. During the period October 6, 2001 to December 31, 2007, the $11 million deferred income tax liability was reduced by $1 million due to the payment of tax in connection with sales of timberlands subject to the built-in gains tax.

In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, Plum Creek remeasures the amount of deferred income taxes needed in connection with expected sales of timberlands subject to the built-in gains tax each quarterly reporting period. In 2005, Plum Creek reduced its deferred tax liability associated with timber and timberlands by $5 million and correspondingly recorded a deferred tax benefit of $5 million. Based on projected timberland sales subject to the built-in gains tax for the period January 1, 2008 to October 6, 2011, and Plum Creek's ability to successfully reinvest proceeds in like-kind properties, it is estimated Plum Creek needs a deferred tax liability of approximately $5 million. As a result, no adjustment to the deferred tax liability associated with built-in gains tax was made in 2007 or 2006.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Plum Creek conducts certain activities through various wholly-owned taxable REIT subsidiaries, which are subject to corporate-level income tax. These activities include the company's manufacturing operations, the harvesting and sale of logs, and the development and/or sale of some of the company's higher and better use timberlands.

The provision for income taxes consists of the following for the **years ended December 31** (in millions):

	2007	2006	2005
Current income taxes:			
Federal	**$ 6**	$ 11	$ 17
State	**1**	2	3
Deferred income taxes:			
Federal	**(9)**	-	(6)
State	**(1)**	-	(1)
Benefit from remeasurement of built-in gains deferred tax liability	**-**	-	(5)
Provision (benefit) for income taxes on income from continuing operations	**$ (3)**	$ 13	$ 8

The federal statutory income tax rate was 35%. The income generated by the activities of the REIT is generally not subject to federal and state income tax. The permanent book-tax differences consist primarily of differences in cost basis for timberlands that were sold, in which the tax basis exceeded the book basis. The provision for income taxes is reconciled as follows to the federal statutory rate for the **years ended December 31** (in millions):

	2007	2006	2005
Provision for income taxes on income from continuing operations computed at the federal statutory tax rate	**$ 97**	$ 115	$ 119
REIT income not subject to federal tax	**(93)**	(100)	(101)
State income taxes, net of federal benefit	**-**	1	1
Benefit from remeasurement of built-in gains deferred tax liability	**-**	-	(5)
Permanent book-tax differences	**(7)**	(3)	(6)
Provision (benefit) for income taxes on income from continuing operations	**$ (3)**	$ 13	$ 8

Total income tax expense (benefit) was allocated as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Income from continuing operations	**$ (3)**	$ 13	$ 8
Gain on sale of properties	**-**	-	-
Cumulative effect of accounting change	**-**	1	-
Other comprehensive income	**4**	(5)	-
Additional paid-in-capital (share-based compensation)	**(1)**	-	(1)
Total income tax expense (benefit)	**$ -**	$ 9	$ 7

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis for the assets and liabilities of our various wholly-owned taxable REIT subsidiaries and for the assets of the REIT's operating partnerships that are subject to built-in gains. The components of net deferred income tax liabilities are as follows **at December 31** (in millions):

	2007	2006
Deferred income tax assets:		
Accrued compensation	$ 9	$ 10
Accrued pension benefits	7	10
Timber and timberlands	4	2
Accrued worker's compensation benefits	5	4
Other accruals and reserves	2	3
	27	29
Deferred income tax liabilities:		
Machinery and equipment	(40)	(45)
Other	-	(2)
	(40)	(47)
Deferred income tax liability, net	$ (13)	$ (18)

Deferred income tax liabilities at December 31, 2007 and 2006, are net of deferred tax assets included in current assets of $7 million for each year. On December 31, 2006, in connection with the adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans*, we recorded a deferred tax asset of $5 million. On December 31, 2007, we reduced the related deferred tax asset by $4 million as a result of recording other comprehensive income for 2007 related to our defined benefit plans (see Note 9 and Note 10 of the Notes to Financial Statements).

We filed our federal income tax return as part of Georgia-Pacific's consolidated income tax return for all tax years through the date of the merger with The Timber Company on October 6, 2001. Under the agreement governing the terms of the merger with The Timber Company, we remain liable to Georgia-Pacific for any additional tax that would result from audit adjustments by the Internal Revenue Service (the "Service") and by state and local taxing authorities. The Service has completed all examinations of Georgia-Pacific's consolidated income tax returns through 2000. Georgia-Pacific's consolidated income tax return for 2001 is currently under examination. Additionally, we have no open tax years for Plum Creek Timber Company, Inc. prior to 2004.

We recognize interest and penalties, if incurred, related to income taxes in our Provision for Income Taxes in our Consolidated Statements of Income. As of December 31, 2007 and 2006, we had a liability of $2 million and $1 million, respectively, for accrued interest related to income taxes in our Consolidated Balance Sheets. During the years ended December 31, 2007, 2006 and 2005, we recorded less than $1 million each in our Consolidated Statements of Income for interest related to income taxes.

NOTE 5. REIT DISCLOSURES

Plum Creek has elected to be taxed as a REIT under sections 856-860 of the United States Internal Revenue Code. For the years 2007, 2006 and 2005, Plum Creek elected to designate all taxable distributions as long-term capital gain dividends. Accordingly, as of and for the years ended December 31, 2007, 2006, and 2005, Plum Creek has distributed all of its taxable income.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

The table below summarizes the historical tax character of distributions from the REIT to Plum Creek shareholders for the **years ended December 31** (amounts per share):

	2007	2006	2005
Capital gain dividend	**$ 1.68**	$ 1.60	$ 1.32
Non-taxable return of capital	**–**	–	0.20
Total distributions	**$ 1.68**	$ 1.60	$ 1.52

NOTE 6. BORROWINGS

Long-term debt consists of the following (in millions):

	December 31, 2007	December 31, 2006
Senior Notes due 2009, 8.73% plus unamortized premium of $2.6 at 12/31/07, effective rate of 7.55%	**$ 153**	$ 154
Senior Notes due 2011, mature serially 2009 to 2011, 7.67% to 7.83%, plus unamortized premium of $0.2 at 12/31/07, effective rates of 7.43% to 7.84%	**100**	172
Term Credit Agreement due 2012, 5.42% at 12/31/07, based on LIBOR plus 0.45%.	**350**	–
Senior Notes due 2013, mature serially 2008 to 2013, 4.96% to 6.18%	**280**	280
Senior Notes due 2013, mature serially 2008 to 2013, 7.25% to 7.76%, less unamortized discount of $3.6 at 12/31/07, effective rates of 7.25% to 8.04%	**441**	441
Senior Notes due 2015, 5.875% less unamortized discount of $7.1 at 12/31/07, effective rate of 6.09%	**518**	517
Senior Notes due 2016, mature serially 2008 to 2016, 7.87% to 8.05%, plus unamortized premium of $0.1 at 12/31/07, effective rates of 7.42% to 8.05%	**125**	125
Senior Notes due 2007, 11.125%	**–**	15
First Mortgage Notes due 2007, 11.125%	**–**	13
Senior Notes due 2007, 5.31%	**–**	25
Total Long-term Debt	**1,967**	1,742
Less: Current Portion	**(147)**	(125)
Long-term Portion	**$ 1,820**	$ 1,617

The company has a $750 million revolving line of credit agreement that matures in June 2011. The revolving line of credit may be increased to $1 billion subject to certain terms and conditions. As of December 31, 2007, the weighted-average interest rate for the borrowings on the line of credit was 5.48%. The interest rate on the line of credit is based on LIBOR plus 0.425%. This rate can range from LIBOR plus 0.27% to LIBOR plus 1% depending on our debt ratings. Subject to customary covenants, the line of credit allows for borrowings from time to time up to $750 million, including up to $100 million of standby letters of credit. Borrowings on the line of credit fluctuate daily based on cash needs. As of December 31, 2007, we had $556 million of borrowings and $13 million of standby letters of credit outstanding; $181 million remained available for borrowing under our line of credit. As of January 2, 2008, $182 million of the borrowings under our line of credit was repaid.

On June 15, 2007, the company entered into a $350 million term credit agreement that matures in June 2012. As of December 31, 2007, the interest rate for the term credit agreement was 5.42%. The interest rate on the term credit agreement is based on LIBOR plus 0.45%. This rate can range from LIBOR plus 0.3% to LIBOR plus 1.15% depending

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

on our debt ratings. The term credit agreement is subject to covenants similar to those of our revolving line of credit and allows prepayment of the borrowings at any time prior to the maturity date without premium or penalty.

The company has a shelf registration statement filed with the Securities and Exchange Commission under which Plum Creek Timber Company, Inc., from time to time, may offer and sell any combination of preferred stock, common stock, depositary shares, warrants and guarantees, and under which Plum Creek Timberlands, L.P., the company's wholly-owned operating partnership, may from time to time, offer and sell debt securities. The shelf registration statement expires on April 25, 2009.

On May 2, 2006, Plum Creek Timberlands, L.P. ("the Partnership"), issued off the shelf registration statement $225 million aggregate principal amount of its senior notes with a coupon rate of 5.875%, at a market price of 96.686% of the principal amount. The net proceeds of $216 million were used primarily to repay outstanding debt maturing during 2006. The notes mature in 2015 and are fully and unconditionally guaranteed by Plum Creek Timber Company, Inc.

During 2007, the company made debt principal payments totaling $123 million. During 2006, the company made debt principal payments totaling $207 million.

The senior notes are structurally subordinated to all unsecured debt and liabilities of the Partnership's subsidiaries to the extent of the value of the assets secured by such debt. At December 31, 2007, the total amount of unsecured debt and liabilities of the Partnership's subsidiaries was $850 million. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution, winding up of the Partnership's business or other similar process, the assets of the Partnership's subsidiaries will be available to pay the amounts due on the senior notes only after the unsecured indebtedness of the Partnership's subsidiaries has been repaid in full.

The Senior Notes (excluding the Senior Notes due 2011) are redeemable prior to maturity subject to a premium on redemption, which is based upon interest rates of United States Treasury securities having similar average maturities as these notes. The premium that would have been due upon early retirement approximated $169 million at December 31, 2007 and $114 million at December 31, 2006. The Senior Notes are unsecured. The Senior Notes due 2011 are not redeemable prior to maturity.

The aggregate maturities on all debt agreements and the line of credit are as follows as of **December 31, 2007** (in millions):

Maturity	Debt Agreements	Line of Credit	Total
2008	$ 147	$ -	$ 147
2009	199	-	199
2010	57	-	57
2011	422	556	978
2012	352	-	352
Thereafter	790	-	790
Total	$ 1,967	$ 556	$ 2,523

The company's borrowing agreements contain various restrictive covenants, including limitations on harvest levels, sales of assets, the incurrence of indebtedness and making restricted payments (such as payments of cash dividends or stock repurchases). The borrowing agreements limit our ability to make restricted payments (see Note 7 of the Notes to Financial Statements) based on available cash, which is generally our net income (excluding gains on the sale of capital assets) after adjusting for non-cash charges (such as depreciation and depletion), changes in various reserves, less capital expenditures and principal payments on indebtedness that are not financed. Additionally, the

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

amount of available cash may be increased by the amount of proceeds from the sale of higher and better use properties and, under certain circumstances, by 50% of the amount of net proceeds from the sale of other assets. Furthermore, our line of credit requires that we maintain certain interest coverage and maximum leverage ratios. The company was in compliance with all of our borrowing agreement covenants as of December 31, 2007.

NOTE 7. RESTRICTED NET ASSETS

Plum Creek Timber Company, Inc. is the direct parent company of the Partnership, and the indirect parent of all the subsidiaries of our consolidated group. Plum Creek Timber Company, Inc. has no assets or liabilities other than its ownership interest in the Partnership. Under the terms of our note agreements and line of credit (see Note 6 of the Notes to Financial Statements), the Partnership is restricted from transferring assets and funds in the form of loans, advances or cash dividends to Plum Creek Timber Company, Inc. Subject to certain restrictions, the Partnership can make loans or advances to Plum Creek Timber Company, Inc. Based on these provisions, the Partnership could distribute or advance the cash on its balance sheet as of December 31, 2007, or $240 million, all of which is considered unrestricted assets. At December 31, 2007, the Partnership and its consolidated subsidiaries had net assets of $1,901 million of which $1,661 million were restricted from being transferred by the Partnership to Plum Creek Timber Company, Inc.

Presented below is the condensed unconsolidated financial information for Plum Creek Timber Company, Inc. as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007. The ownership of the Partnership is presented using the equity basis of accounting. Plum Creek Timber Company, Inc. does not have any direct ownership interest in unconsolidated subsidiaries or 50 percent or less owned persons accounted for by the equity method of accounting.

Plum Creek Timber Company, Inc.
Condensed Unconsolidated Balance Sheet Data

(In Millions)	**December 31, 2007**	December 31, 2006
Assets		
Investment in Plum Creek Timberlands, L.P. and Subsidiaries	**$ 1,901**	$ 2,089
Total Assets	**$ 1,901**	$ 2,089
Liabilities		
Total Liabilities	**$ -**	$ -
Commitments and Contingencies		
Stockholders' Equity		
Common Stock	**2**	2
Additional Paid in Capital	**2,204**	2,190
Retained Earnings and Other Equity	**202**	214
Treasury Stock, at cost	**(509)**	(307)
Accumulated Other Comprehensive Income (Loss)	**2**	(10)
Total Stockholders' Equity	**1,901**	2,089
Total Liabilities and Equity	**$ 1,901**	$ 2,089

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Plum Creek Timber Company, Inc.
Condensed Unconsolidated Statements of Income Data

(IN MILLIONS)

Year Ended	December 31, 2007	December 31, 2006	December 31, 2005
Equity in Net Income of Plum Creek Timberlands, L.P.	$ 282	$ 317	$ 354
Net Income	$ 282	$ 317	$ 354

Plum Creek Timber Company, Inc.
Condensed Unconsolidated Statements of Cash Flows Data

(IN MILLIONS)

Year Ended	December 31, 2007	December 31, 2006	December 31, 2005
Cash Flows From Operating Activities:			
Net Income	$ 282	$ 317	$ 354
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:			
Equity in Net Income of Plum Creek Timberlands, L.P.	(282)	(317)	(354)
Net Cash Provided By (Used In) Operating Activities	-	-	-
Net Cash Provided By (Used In) Investing Activities	-	-	-
Cash Flows From Financing Activities:			
Cash Dividends	(294)	(290)	(279)
Cash Distribution from Plum Creek Timberlands, L.P.	488	546	271
Proceeds from Stock Option Exercises	8	7	9
Acquisition of Treasury Stock	(202)	(263)	(1)
Net Cash Provided by (Used In) Financing Activities	-	-	-
Increase In Cash and Cash Equivalents	-	-	-
Cash and Cash Equivalents:			
Beginning of Year	-	-	-
End of Year	$ -	$ -	$ -

NOTE 8. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents and notes receivable approximate fair values due to the short-term maturities of these instruments. The estimated fair value of the company's debt was approximately $2.60 billion and $2.38 billion at December 31, 2007 and 2006, respectively, and the carrying amount was $2.52 billion and $2.32 billion at December 31, 2007 and 2006, respectively. The fair value of the company's publicly-traded debt (i.e., Senior Notes due 2015) is estimated using market quotes; the fair value of the remainder of the company's debt is estimated using the same rates adjusted for the different maturities.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Certain investments in the grantor trusts relate to the company's non-qualified pension plans and are classified as available-for-sale securities. The company has invested in various money market, debt and equity mutual funds and plans to use these investments to fund its non-qualified pension obligations. The fair value of these investments was $19 million at both December 31, 2007 and 2006. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income, unless an other than temporary impairment has occurred, which is then charged to expense. Unrealized holding gains relating to mutual fund investments were approximately $4 million at both December 31, 2007 and 2006. The company records changes in unrealized holding gains in Other Comprehensive Income. Realized gains were $1 million in 2007 and were less than $1 million in 2006 and 2005. See Note 10 of the Notes to Financial Statements for discussion of the company's Pension Plans.

Certain investments in the grantor trusts relate to the company's deferred compensation plans and are classified as trading securities. Deferred compensation amounts are invested in various money market, debt and equity mutual funds. The company plans to use these investments to fund deferred compensation obligations. The fair value of these investments was $8 million at both December 31, 2007 and 2006. Unrealized holding gains related to mutual fund investments were $1 million at both December 31, 2007 and 2006. The change in unrealized holding gains has been recognized in the company's Consolidated Statements of Income resulting in a gain of less than $1 million in both 2007 and 2006, and a loss of less than $1 million in 2005. Realized gains and losses were less than $1 million in 2007, 2006, and 2005. Deferred compensation obligations are included in Other Liabilities and were $8 million at both December 31, 2007 and 2006.

NOTE 9. STOCKHOLDERS' EQUITY

At December 31, 2007, Plum Creek had the following authorized capital of which 172.3 million shares of common stock were issued and outstanding:

- 300,634,566 shares of common stock, par value $.01 per share;
- 150,000,001 shares of excess stock, par value $.01 per share; and
- 75,000,000 shares of preferred stock, par value $.01 per share.

The Board of Directors, from time to time, has authorized a share repurchase program. The table below summarizes the share repurchases pursuant to this program for the **years ended December 31**:

	2007	2006	2005
Shares of common stock (in millions)	**5.1**	7.5	-
Total cost of shares (in millions)	**$ 202**	$ 263	$ -
Average cost per share	**$ 39.40**	$ 35.16	$ -

At December 31, 2007, $200 million is available for share repurchases under the current Board of Directors authorization.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Comprehensive Income

Comprehensive income includes net income, adjustments pursuant to SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* and unrealized gains and losses on available-for-sale securities. Comprehensive income was as follows for the **years ended December 31** (in millions):

	Pretax Amount	Tax Expense (Benefit)	After-tax Amount
December 31, 2005			
Net Income			$ 354
Unrealized Holding Gains	$ 2	$ -	2
Total Comprehensive Income			$ 356
December 31, 2006			
Net Income			$ 317
Unrealized Holding Gains	$ 2	$ -	2
Total Comprehensive Income			$ 319
December 31, 2007			
Net Income			**$ 282**
Unrealized Holding Gains	**$ 1**	**$ -**	**1**
Less: Reclassification to Net Income	**(1)**	**-**	**(1)**
Defined Benefit Plans:			
Actuarial Gain	**14**	**4**	**10**
Less: Reclassification to Net Income	**1**	**-**	**1**
Prior Service Cost	**1**	**-**	**1**
Total Comprehensive Income			**$ 294**

The components of accumulated other comprehensive income, net of tax, were as follows at **December 31** (in millions):

	2007	2006
Net Unrealized Holding Gains	**$ 4**	$ 4
Defined Benefit Plans:		
Net Loss	**(2)**	(13)
Prior Service Costs	**-**	(1)
	$ 2	$ (10)

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

NOTE 10. EMPLOYEE PENSION AND RETIREMENT PLANS

Pension Plan. The company provides defined benefit pension plans that cover substantially all employees of the company. The following table provides a reconciliation of benefit obligations, plan assets, and funded status of the plans for the **years ended December 31** (in millions):

	2007	2006
Change in Benefit Obligation		
Benefit obligation at beginning of period	**$ 120**	$ 116
Service cost	**6**	6
Interest cost	**7**	7
Amendment	**(1)**	-
Actuarial (gain) loss	**(12)**	1
Benefits paid	**(10)**	(10)
Benefit obligation at end of period	**$ 110**	$ 120
Change In Plan Assets		
Fair value of plan assets at beginning of period	**$ 86**	$ 82
Actual return on plan assets	**7**	8
Employer contributions	**2**	6
Benefits paid	**(10)**	(10)
Fair value of plan assets at end of period	**85**	86
Funded Status—December 31	**$ (25)**	$ (34)

The underfunded status of our plans of $25 million at December 31, 2007, is recognized in our Consolidated Balance Sheet as a current pension liability of $2 million and long-term pension liability of $23 million. The unfunded status of our plans of $34 million at December 31, 2006, is recognized in our Consolidated Balance Sheet as a current liability of $3 million and long-term pension liability of $31 million. The accumulated benefit obligation was $95 million and $100 million at December 31, 2007 and December 31, 2006, respectively.

The company maintains a qualified defined benefit pension plan and two supplemental (non-qualified) defined benefit pension plans. Assets related to the non-qualified plans are held in a grantor trust and are subject to the claims of creditors in the event of bankruptcy. As a result, pension assets for the non-qualified plans are not considered plan assets, and therefore, have not been netted against our pension liability. Pension assets for the non-qualified plans are included in "Investment in Grantor Trusts" and the related pension liability is included in "Other Liabilities" and "Other Current Liabilities" in our Consolidated Balance Sheets. At December 31, 2007 and 2006, the accumulated benefit obligation for the non-qualified plans was $18 million and $19 million, respectively, and the fair value of assets held in a grantor trust associated with the non-qualified plans was $19 million at both December 31, 2007, and December 31, 2006.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

The components of pension cost recognized in net income were as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Service cost	$ 6	$ 6	$ 6
Interest cost	7	7	6
Expected return on plan assets	(6)	(6)	(5)
Recognized actuarial loss	1	1	2
Total pension cost	$ 8	$ 8	$ 9

The components of pension cost recognized in comprehensive income is as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Net loss (gain)	$ (14)	$ n/a	$ n/a
Prior service cost (credit)	(1)	n/a	n/a
Amortization of net loss	(1)	n/a	n/a
Total recognized in other comprehensive income	$ (16)	$ n/a	$ n/a
Total recognized in comprehensive income	$ (8)	$ n/a	$ n/a

Amounts included in accumulated other comprehensive income are as follows as of **December 31** (in millions):

	2007	2006
Net loss (gain)	$ 3	$ 18
Prior service cost (credit)	$ -	$ 1
Deferred tax benefit	$ (1)	$ (5)

During 2008, we expect less than $1 million of net actuarial loss and prior service cost to be recognized as a component of pension cost from the amortization of these amounts.

Weighted-average assumptions used to determine benefit obligation:

	December 31, 2007	December 31, 2006
Discount rate	6.75%	5.90%
Rate of compensation increase	3.70%	3.70%

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Weighted-average assumptions used to determine net periodic benefit cost for the **years ended December 31**:

	2007	2006	2005
Discount rate	**5.90%**	5.75%	5.75%
Expected long-term return on plan assets	**7.75%**	7.75%	7.75%
Rate of compensation increase	**3.70%**	3.70%	3.70%

To develop the expected long-term rate of return on plan assets assumption, the company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns on each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on plan assets assumption for the portfolio. This resulted in the selection of the 7.75% assumption as of January 1, 2007 and 2006.

Most of the company's salaried and all hourly employees who complete one year of service in which they work at least 1,000 hours are eligible to participate in the plan. Participants vest after three years of service. The cash balance benefits for salaried employees is determined based primarily on certain percentages of compensation, age, years of service and interest accrued based on the 30-year Treasury bond rate. Participants who were employees of the company on September 1, 2000, earn benefits based on the greater of the cash balance formula or a monthly pension benefit that is principally based on the highest monthly average earnings during any consecutive sixty-month out of 120-month period and the number of years of service credit. The benefits to hourly employees are generally based on a fixed amount per year of service.

It is the company's policy to fund the qualified plan annually such that the fair value of plan assets equals or exceeds the actuarially computed accumulated benefit obligation (the approximate actuarially computed current pension obligation if the plan was discontinued). There was no funding of the qualified plan during 2007 because as of December 31, 2007, the fair value of plan assets of $85 million exceeded the accumulated benefit obligation of $77 million by $8 million. As a result of the company's funding policy, annual qualified pension contributions are significantly impacted by investment returns and changes in interest rates. Based on current interest rates and expected returns, the company expects 2008 contributions to the qualified pension plan to range between $0 and $5 million. During 2008, the company expects to contribute between $0 and $1 million to its grantor trust associated with the non-qualified plans.

The following table presents expected future benefit payments projected based on the same assumptions used by the company to measure the benefit obligation and estimate future employee service (in millions):

Year	Projected benefit payments
2008	$ 10
2009	11
2010	11
2011	11
2012	15
2013 through 2017	59

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Plan assets were allocated as follows:

	December 31, 2007	December 31, 2006
Large Capitalization Domestic Equities	**32%**	31%
Small and Mid-Size Capitalization Domestic Equities	**14%**	12%
International Equities	**20%**	14%
Fixed Income	**34%**	33%
Hedge Funds	**–%**	10%
Total	**100%**	100%

It is the company's investment policy to achieve maximum returns at a reasonable risk for pension assets over a full market cycle. The company uses seven fund managers to capture favorable returns in various asset classes and to diversify risk. At December 31, 2007, target allocations for the various asset classes are as follows:

Large Capitalization Domestic Equities	27% to 37%
Small and Mid-Size Capitalization Domestic Equities	9% to 19%
International Equities	15% to 25%
Fixed Income	31% to 37%

Pension assets are analyzed at least quarterly and rebalanced as needed to maintain the above target allocations. To further reduce risk, fund managers are required to invest in a diversified portfolio. No more than 5% of an equity portfolio can be invested in a single company and fund managers are expected to be well diversified with respect to industry and economic sectors. No more than 10% of a fixed income portfolio can be invested in a single issuer (other than U.S. treasuries). Equity investments are limited to common stocks, common stock equivalents and preferred stock. Fixed income investments are limited to U.S. treasuries, agencies of the U.S. Government, domestic corporations, municipalities, domestic banks, and other U.S. financial institutions.

Over a full market cycle, the investment goal for large capitalization domestic equities is to exceed the applicable benchmark (e.g., S&P 500 Index) by one-half of one percent per annum, and the investment goal for small and mid-size capitalization domestic equities and international equities is to exceed the applicable benchmark (e.g., Russell 2000 Value Index) by one percent. The investment goal for fixed income investments is to exceed the applicable benchmark (e.g., Lehman Brothers Aggregate Bond Index) by one-quarter of one percent per annum. The investment goals are net of related fees.

Thrift and Profit Sharing Plan. The company sponsors an employee thrift and profit sharing plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all full-time employees. The company matches employee contributions of up to six percent of compensation at rates ranging from 35 to 100 percent, depending upon financial performance.

Amounts charged to expense relating to the company's thrift and profit sharing plan were $6 million in 2007, $6 million in 2006 and $5 million in 2005. The employer match was 100% for 2007, 2006 and 2005.

Other Benefit Plans. Certain executives and key employees of the company participate in incentive benefit plans, which provide for the granting of shares and/or cash bonuses upon meeting performance objectives. See Note 11 of the Notes to Financial Statements.

NOTE 11. SHARE-BASED COMPENSATION PLANS

Plum Creek has a stockholder approved Stock Incentive Plan that provides for the award of non-qualified stock options, restricted stock and restricted stock units, value management awards and dividend equivalents.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Under Plum Creek's Stock Incentive Plan ("the Plan"), as amended in May 2004, there are 12.4 million shares of common stock reserved and eligible for issuance. At December 31, 2007, 3.8 million shares of the 12.4 million reserved shares have been used and, therefore, 8.6 million shares remain available for grants of non-qualified stock options, grants of restricted stock and restricted stock units, or payments of vested value management awards and dividend equivalents. The number of shares to be issued in connection with value management awards and dividend equivalents is not determined until the end of their respective performance periods. New shares are issued for payment under the Plan for awards that pay out in shares or where the participant can elect payment in shares.

Stock Options. Under the Plan, non-qualified stock options may be granted to any officer, director, employee, consultant or advisor of the company. Each stock option granted allows the recipient the right to purchase the company's common stock at the fair market value of the company's common stock on the date of the grant. Generally, the stock options have a ten-year term and vest over a four-year period at a rate of 25% per year. Under the Plan, the exercise price of an option may not be reduced.

Presented below is a summary of Plum Creek's stock option Plan activity for the **year ended December 31, 2007:**

	Shares Subject to Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Millions)
Balance at January 1, 2007	2,273,021	$ 29.79		
Granted	513,505	40.41		
Exercised/surrendered	(335,180)	22.78		
Cancelled/forfeited	(100,824)	34.28		
Outstanding, December 31, 2007	2,350,522	$ 32.92	6.6	$ 31
Vested or expected to vest, December 31, 2007	2,141,044	$ 32.58	6.5	$ 29
Exercisable, December 31, 2007	1,307,443	$ 29.07	5.3	$ 22

The table below presents stock activity related to stock options exercised during the **years ended December 31** (in millions):

	2007	2006	2005
Proceeds from stock options exercised	**$ 8**	$ 7	$ 9
Intrinsic value of stock options exercised	**$ 6**	$ 5	$ 7
Tax benefit related to stock options exercised	**$ 0.8**	$ 0.2	$ 0.4

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

The weighted-average measurement date fair values of stock option awards granted were computed using the Black-Scholes-Merton option valuation model with the following assumptions for the **years ended December 31**:

	2007	2006	2005
Expected term (years)	**6**	6	6
Risk-free interest rate	**4.8%**	4.5%	4.1%
Volatility	**22.2%**	23.1%	24.0%
Dividend yield	**4.2%**	4.5%	4.1%
Weighted-average measurement date fair value	**$ 7.20**	$ 6.10	$ 6.82

The expected term of the options represents the estimated period of time until exercise and is based on the vesting period of the award and the historical exercise experience of similar awards. All participants were assumed to have similar exercise behavior. Expected volatility is based on historical volatility over the approximate expected term of the option.

Restricted Stock. Under the Plan, restricted stock of the company may be awarded to certain directors, officers and employees of the company. Restricted stock may not be sold, assigned, transferred, pledged or otherwise disposed of for a period of time from the date on which the restricted stock was granted. The recipients of restricted stock generally have the rights of stockholders of the company with respect to voting and receipt of dividends during the restricted period. Restricted stock generally vests between six months and three years from the grant date. Termination of employment prior to the end of the restricted period will generally require the return of the restricted stock to the company. The weighted-average grant date fair values of restricted stock awards granted for the years ended December 31, 2007, 2006 and 2005 were $40.85, $35.98 and $36.99, respectively. The fair value of restricted stock is based on the closing price of Plum Creek's common stock on the date of grant.

Restricted stock awards activity was as follows for the **year ended December 31, 2007:**

	Shares	Weighted-Average Grant Date Fair Value
Balance at January 1, 2007	64,700	$ 35.39
Granted	18,000	$ 40.85
Vested	(46,200)	$ 36.22
Forfeited	(1,000)	$ 36.68
Balance at December 31, 2007	35,500	$ 36.68

The total fair value of restricted stock awards that vested during the year ended December 31, 2007 was approximately $2 million. The total fair value of restricted stock awards that vested during the years ended December 31, 2006 and 2005 was less than $1 million each.

Restricted Stock Units. Under the Plan, restricted stock units may be awarded to certain directors, officers and employees of the company. No restricted stock units were awarded prior to 2006. The recipients of restricted stock units generally have the right to receive a cash amount equal to any dividends paid on the company's common stock during the restriction period and upon vesting, the right to receive an equal number of shares of the company's common stock. Restricted stock units generally vest over a four-year period at a rate of 25% per year. If employment is terminated prior to vesting, all unvested restricted stock units are forfeited. The weighted-average grant date fair

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

value of restricted stock units granted for the years ended December 31, 2007 and 2006 was $40.37 and $35.63, respectively. The fair value of restricted stock units is based on the closing price of the company's common stock on the date of grant.

Restricted stock unit activity was as follows for the **year ended December 31, 2007:**

	Units	Weighted-Average Grant Date Fair Value
Balance at January 1, 2007	92,715	$ 35.62
Granted	119,105	$ 40.37
Vested	(19,460)	$ 35.80
Forfeited	(20,329)	$ 37.34
Balance at December 31, 2007	172,031	$ 38.70

The total fair value of restricted stock units that vested during the years ended December 31, 2007 and 2006 was less than $1 million each.

Value Management Awards. Value management awards provide incentive compensation to participants that is contingent upon the company's performance over a three-year period measured against the performance of peer groups consisting of forest products companies, the S&P 500 Index and the Morgan Stanley REIT Index over the same period ("Peer Group").

Value management awards are earned in whole or in part based on a sliding scale. No value management award is earned if the company's total shareholder return is below the 50th percentile of the Peer Group. The full value management award is earned if the company's total shareholder return is above the 75th percentile. A unit has a face value of $100. The value of an award between the 50th and 75th percentiles is based on a sliding scale between 0% and 200% of the face value. Amounts earned, if any, are paid in the quarter immediately following the end of the three-year performance period. Unless otherwise specified by the participant, each payment will be paid in cash, except that any officer not in compliance with the company's stock ownership guidelines is required to receive up to half of the payment value in the company's common stock. Generally, to be entitled to the payment, a participant must be employed by the company on the last day of the performance period.

Value management awards activity was as follows for the **year ended December 31, 2007**:

	Units
Balance at January 1, 2007	129,385
Grants	69,845
Payments	(34,240)
Forfeitures	(11,350)
Balance at December 31, 2007	153,640

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Presented below is a summary of outstanding value management awards and related fair values, unrecognized compensation expense and maximum value **as of December 31, 2007** (dollars in millions):

Performance Period	Outstanding Units	Fair Value[A]	Unrecognized Compensation Expense	Maximum Award Value[B]
2005 to 2007	36,865	$ 6.3	$ -	$ 7.4
2006 to 2008	54,150	$ 9.2	$ 3.0	$ 10.8
2007 to 2009	62,625	$ 9.3	$ 5.5	$ 12.5

A The estimated fair value includes unrecognized compensation expense.

B Maximum award value is based on a unit value of $200.

Presented below is a summary of earned and paid (primarily in cash) value management awards for the following three-year performance periods:

Performance Period[A]	Payout Value per Unit	Total Payout (millions)	Payment Date
2005 to 2007	$ 170	$ 6.3	1st Quarter 2008
2004 to 2006	$ 74	$ 2.5	1st Quarter 2007
2002 to 2004	$ 116	$ 9.0	1st Quarter 2005

A No value management awards were granted with a performance period ending in 2005.

Dividend Equivalents. Under the Plan, dividend equivalents may be granted in connection with stock options. Dividend equivalents represent the right to receive a payment equal in value to the per-share dividend paid over a five-year period by the company multiplied by the number of unexercised stock options. No dividend equivalents have been awarded since 2005.

For awards granted in 2005 and 2004, each year during the five-year performance period, a participant may be eligible to earn a percentage of the company's current year dividend plus a percentage of prior year unearned dividends to the extent that the company has achieved a minimum level of total shareholder return. The total shareholder return computation consists of the company's stock price appreciation plus dividends paid. The specific percentage to be applied to any such earned dividends for a given year of the performance period is contingent upon the company's performance for that year measured against the performance of the Peer Group. Dividends are earned in whole or in part based on a sliding scale. If the company's total shareholder return is below the 50th percentile of the Peer Group, the percentage amount is zero. If the company's total shareholder return is at or above the 75th percentile, the full amount of the dividend is earned. If the company's relative performance is between the 50th and the 75th percentiles, dividend equivalents are valued based on a sliding scale between 50% and 100% of the dividends paid during the year. The minimum level of total shareholder return must be at least 5.5% on an annualized basis.

For awards granted prior to 2004, each year during the respective five-year performance period, a participant may earn an amount equal to the company's current year dividend plus prior year unearned dividends to the extent the company's total shareholder return on an annualized basis equals or exceeds 13% for 15 trading days out of any 30 trading day period in any given year.

Payments related to any earned dividend equivalents are made at the end of the five-year performance period. Amounts earned, if any, are paid in the quarter immediately following the end of the five-year performance period.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

Unless otherwise specified by the participant, each payment is paid in cash, except that any officer not in compliance with the company's stock ownership guidelines is required to receive up to half of the payment value in the company's common stock. If a participant terminates employment prior to the end of the five-year performance period, a cash payment is made for any performance goals achieved in connection with vested stock options through the last day of employment. Payment related to unvested stock options and performance goals achieved after termination of employment are forfeited. At December 31, 2007, 1.1 million dividend equivalents, net of forfeitures, granted to employees, officers and directors of the company were outstanding.

Presented below is a summary of outstanding dividend equivalent awards and related fair values, unrecognized compensation expense and maximum value **as of December 31, 2007** (dollars in millions):

Performance Period	Outstanding Units	Fair Value[A]	Unrecognized Compensation Expense	Maximum Award Value[B]
2003 to 2007	306,925	$ 3.0	$ -	$ 3.0
2004 to 2008	389,499	$ 1.8	$ 0.4	$ 2.1
2005 to 2009	370,374	$ 1.5	$ 0.6	$ 2.2

[A] The estimated fair value includes unrecognized compensation expense.

[B] Maximum award value is calculated based on earned dividends to date plus potential future unearned dividends assuming a quarterly dividend rate of $0.42 per share.

Presented below is a summary of earned and paid (primarily in cash) dividend equivalent rights for the following five-year performance periods:

Performance Period	Total Payout (millions)	Payment Date
2003 to 2007	$ 3.0	1st Quarter 2008
2002 to 2006	$ 1.7	1st Quarter 2007
2001 to 2005	$ 3.0	1st Quarter 2006
2000 to 2004	$ 3.0	1st Quarter 2005

Measurement of Compensation Costs for Value Management Awards and Dividend Equivalents. Grants of both value management awards and dividend equivalents represent awards that are classified and accounted for as liabilities under SFAS No. 123(R). As a result, the expense recognized over the performance period for both value management awards and dividend equivalents will equal the fair value (i.e., cash value) of an award as of the last day of the performance period multiplied by the number of awards that are earned. Furthermore, SFAS No. 123(R) requires the quarterly expense recognized during the performance period to be based on the fair value of value management awards and dividend equivalents as of the end of the most recent quarter. Prior to the end of the performance period, compensation costs for value management awards and dividend equivalents are based on the awards' most recent quarterly fair values and the number of months of service rendered during the performance period.

Fair values for value management awards and dividend equivalents are computed based on our historical relative total shareholder return compared to the Peer Group from the beginning of the performance period to the end of the most recent quarter, and our simulated relative total shareholder return through the end of the performance period. The simulated total shareholder return of the company and the Peer Group is computed using a Monte Carlo simulation. The key assumptions used in the simulation of the company's and the Peer Group's total shareholder

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

return are volatility, beta (the measure of how Plum Creek's stock moves relative to the market as a whole), risk-free interest rate, and expected dividend yield. Additionally, the fair value of dividend equivalents assumes that our current quarterly dividend of $0.42 per share will remain constant through the end of the performance period.

Accounting for Share-Based Compensation. The company expenses share-based employee compensation in accordance with the fair value recognition provisions of SFAS No. 123(R), *Share-Based Payment*. Under the modified-prospective method adopted by Plum Creek on January 1, 2006, share-based employee compensation cost is recognized using the fair value method for all employee awards granted, modified, or settled on or after January 1, 2006 (see "Accounting for Share-Based Compensation" in Note 1 of the Notes to Financial Statements). Stock options and most restricted stock units vest 25% per year over a four-year vesting period. Compensation cost related to these graded vesting awards is recognized using the straight-line method over the four-year vesting period. Total compensation expense for the above share-based compensation plans (including both awards paid in stock and cash) was approximately $20 million, $9 million and $9 million for the years ended December 31, 2007, 2006, and 2005, respectively. For the years ended December 31, 2007, 2006 and 2005, the company recognized $5 million, $2 million and $2 million, respectively, in tax benefits associated with share-based compensation plans. At December 31, 2007, there was $19 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of approximately 2 years.

NOTE 12. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Certain balance sheet accounts consisted of the following (in millions):

	December 31, 2007	December 31, 2006
Other Current Assets		
Prepaid expenses	**$ 7**	$ 8
Taxes receivable	**4**	4
Notes receivable	**9**	3
Other	**5**	6
	$ 25	$ 21
Other Non-Current Assets		
Real Estate Development Properties	**$ 16**	$ 11
Unamortized debt issue costs	**6**	7
Deposits	**7**	6
Notes receivable	**1**	1
Other	**–**	3
	$ 30	$ 28
Other Current Liabilities		
Long-term incentive compensation	**$ 9**	$ 4
Accrued pension liability	**2**	3
Other	**7**	9
	$ 18	$ 16
Other Non-Current Liabilities		
Timber obligations	**$ 9**	$ 10
Deferred compensation	**8**	8
Long-term incentive compensation	**11**	6
Accrued pension liability	**23**	31
Other	**13**	13
	$ 64	$ 68

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

NOTE 13. COMMITMENTS AND CONTINGENCIES

Contingencies. The company is subject to regulations regarding forest and harvest practices and is, from time to time, involved in various legal proceedings, including environmental and regulatory matters, incidental to its business. Moreover, during 2007, the company resolved several lawsuits related to alleged property damage ("Property Damage Litigations"). We recorded a charge of less than $1 million in our Consolidated Statements of Income upon settlement of the Property Damage Litigations.

Environmental Contingencies. In connection with the October 6, 2001 merger with The Timber Company, Plum Creek agreed to indemnify Georgia-Pacific for substantially all of the liabilities attributed to The Timber Company. During 2003, Georgia-Pacific provided Plum Creek with information about the existence of mine tailings and acidic surface water on approximately 90 acres in Hot Spring County, Arkansas, on former Georgia-Pacific properties ("Arkansas Environmental Issue"). Barite mining and related activities were conducted on the site between 1939 and 1981 in part by lessees of an entity that was acquired by Georgia-Pacific. A remediation plan has not yet been approved. The company believes that it has strong defenses in the matter. Furthermore, to the extent Plum Creek is required to indemnify Georgia-Pacific for its share of the remediation costs, Plum Creek may be able to recover all or a portion of its cost from Georgia-Pacific's insurance policy, or indemnity obligations of the various lessees that conducted mining operations on the property, or both. No amounts have been accrued for this potential liability.

Unrecorded Contingencies. The company believes it will be successful in defending the Arkansas Environmental Issue. If the company is not successful in defending this claim, we believe the loss for the Arkansas Environmental Issue would not be material. Management currently believes that resolving other pending legal proceedings against the company, individually or in aggregate, will not have a material adverse impact on our financial position or results of operations. However, these matters are subject to inherent uncertainties and management's view on these matters may change in the future. Were an unfavorable final outcome in one or multiple legal proceedings to occur, there exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which any unfavorable outcome becomes reasonably estimable.

Contractual Obligations. The company has contracted to source logs and supply fiber with customers under long-term agreements at prevailing market rates. The agreements expire beginning in 2008 through 2023, with various renewal options by either party for periods ranging from three years to 15 additional years.

Lease Commitments. The company leases buildings and equipment under non-cancelable operating lease agreements. The company leases certain timberlands in which the company acquired title to the standing timber at the inception of the lease. Operating lease expense was $7 million in both 2007 and 2006 and $5 million in 2005. The following summarizes the future minimum operating lease payments and obligations in connection with leasing timberlands at **December 31, 2007** (in millions):

	Operating Leases	Timber Obligations
2008	$ 5	$ 1
2009	5	1
2010	4	1
2011	3	1
2012	2	1
Thereafter	7	4
Total	$ 26	$ 9

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

NOTE 14. SEGMENT INFORMATION

The company is organized into ten business units on the basis of both product line and geographic region. Each business unit has a separate management team due to geographic location, marketing strategies and/or production processes. In applying SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, these business units have been aggregated into five reportable segments based on similar long-term economic characteristics. The company's reportable segments are: (1) Northern Resources, (2) Southern Resources, (3) Real Estate, (4) Manufactured Products and (5) Other.

Northern Resources Segment. The Northwest Resource region, the Lake States Resource region and the Northeast Resource region are aggregated into the Northern Resources Segment. The Northern Resources Segment consists of timberlands located in Maine, Michigan, Montana, New Hampshire, Oregon, Washington, West Virginia and Wisconsin. The Northern Resources Segment grows timber for sale primarily in domestic regional markets. Additionally, some logs are sold in export markets, mainly Canada. The Northern Resources Segment sells softwood and hardwood sawlogs and softwood and hardwood pulpwood. Softwood sawlogs are sold to regional lumber and plywood manufacturers. Logs harvested in Montana are sold mostly to our lumber and plywood mills (which are part of the Manufactured Products Segment). Hardwood sawlogs are sold primarily to furniture manufacturers. Softwood and hardwood pulpwood is sold to regional paper and packaging manufacturers.

Southern Resources Segment. The Gulf South Resource region and the Atlantic South Resource region are aggregated into the Southern Resources Segment. The Southern Resources Segment consists of timberlands located in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas. The Southern Resources Segment grows timber for sale in domestic regional markets. The Southern Resources Segment sells primarily softwood sawlogs and pulpwood. Softwood sawlogs are sold to regional lumber and plywood manufacturers. Softwood pulpwood is sold to regional paper and packaging manufacturers and also to producers of oriented strand board. Additionally, the Southern Resources Segment leases a portion of our timberlands to third parties on an annual basis for recreational purposes.

Real Estate Segment. The Real Estate Segment consists of sales of higher and better use timberlands and non-strategic timberlands, including, from time to time, the sale of large blocks of timberlands. We estimate that included in the company's 8 million acres of timberlands are approximately 1.7 million acres of higher value timberlands, which are expected to be sold and/or developed over the next 15 years for recreational, conservation or residential purposes. Included within the 1.7 million acres of higher value timberlands are approximately 1 million acres we expect to sell for recreational uses, approximately 500,000 acres we expect to sell for conservation and approximately 200,000 acres that may be developed by our real estate development business. In addition, the company has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold over the next five years. In the meantime, these timberlands continue to be used productively in our business of growing and selling timber.

Our real estate development business is conducted through our wholly-owned taxable REIT subsidiaries. Properties developed internally by the company will generally be low-intensity development limited to obtaining entitlements and investing in infrastructure such as roads and utilities. Larger and more complicated projects, such as master planned communities, will be developed through joint venture arrangements in which we are the minority partner and our involvement is limited to selling and/or contributing timberlands and exercising certain protective rights.

Manufactured Products Segment. The lumber, plywood and medium density fiberboard (MDF) businesses are aggregated into the Manufactured Products Segment. The Manufactured Products Segment consists of four lumber mills, two plywood mills, two MDF facilities, one lumber remanufacturing facility in Montana, and one lumber remanufacturing facility in Idaho. The lumber facilities produce boards, studs, and dimension lumber and the panel facilities produce high-quality plywood and MDF panels. All of these products are targeted to domestic wood products retailers, home construction, industrial customers, and to a lesser extent, for export primarily to Canada. Residual

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

chips that are not used internally are sold to regional pulp and paper manufacturers. Revenues from manufactured products by product line were as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Lumber	**$ 180**	$ 203	$ 223
Plywood	**128**	137	144
MDF	**163**	153	137
Total	**$ 471**	$ 493	$ 504

Other Segment. The Other Segment consists primarily of income associated with mineral extraction, natural gas production and communication and transportation rights of way.

During the first quarter of 2005, Plum Creek sold subsurface property rights (primarily coal reserves) for proceeds of $21 million. The net gain from this sale after reducing the proceeds for our book basis and applicable income tax, was $20 million. These gains have been reported in our Consolidated Statements of Income as a separate line item below Income from Continuing Operations.

The company evaluates performance of the segments based on operating income before interest, unallocated corporate expenses and taxes. Asset information is not reported by segment, as the company does not produce such information internally.

The table below presents information about reported segments for the **years ended December 31** (in millions):

	Northern Resources[A]	Southern Resources[B]	Real Estate[C]	Manufactured Products	Other	Total[D]
2007						
External revenues	**$ 290**	**$ 492**	**$ 402**	**$ 471**	**$ 20**	**$ 1,675**
Intersegment revenues	**71**	**-**	**-**	**-**	**-**	**71**
Export revenues	**13**	**-**	**-**	**30**	**-**	**43**
Depreciation, depletion and amortization	**42**	**58**	**-**	**29**	**-**	**129**
Basis of real estate sold	**-**	**-**	**108**	**-**	**-**	**108**
Operating income	**58**	**161**	**250**	**2**	**17**	**488**
2006						
External revenues	$ 328	$ 479	$ 308	$ 493	$ 19	$ 1,627
Intersegment revenues	85	-	-	-	-	85
Export revenues	20	-	-	27	-	47
Depreciation, depletion and amortization	36	57	-	30	-	123
Basis of real estate sold	-	-	85	-	-	85
Operating income	105	178	178	22	16	499
2005						
External revenues	$ 263	$ 501	$ 292	$ 504	$ 16	$ 1,576
Intersegment revenues	84	-	-	-	-	84
Export revenues	22	-	-	22	-	44
Depreciation, depletion and amortization	28	52	-	29	-	109
Basis of real estate sold	-	-	124	-	-	124
Operating income	99	217	136	29	13	494

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

A During 2007, the Northern Resources Segment recognized a loss of $4 million related to forest fire damage, which is included in depreciation, depletion and amortization in the financial statements.

B During 2005, the Southern Resources Segment recorded a loss of $2 million related to hurricane damage, which is included in depreciation, depletion and amortization in the financial statements.

C The company recognized impairment losses on sales of timberlands expected to close within a twelve-month period of $1 million in 2007, $2 million in 2006, and $1 million during 2005. Impairments are recognized as part of cost of goods sold and reflected as part of operating income.

D Consolidated depreciation, depletion and amortization includes unallocated corporate depreciation of $5 million for both 2007 and 2006 and $4 million for 2005.

A reconciliation of total operating income to income before income taxes is presented below for the **years ended December 31** (in millions):

	2007	2006	2005
Total segment operating income	**$ 488**	$ 499	$ 494
Corporate and other unallocated expenses	**(64)**	(53)	(48)
Gain from Canadian Lumber Settlement	**-**	14	-
Other Operating Income (Expense), net	**-**	1	2
Operating Income	**424**	461	448
Interest Expense, net	**(147)**	(133)	(109)
Income before Income Taxes	**$ 277**	$ 328	$ 339

Intersegment sales prices are determined at least quarterly, based upon estimated market prices and terms in effect at the time. Export revenues in 2007 and 2006 consisted of log sales to Canada, as well as manufactured product sales, primarily to Canada and Mexico. Export revenues in 2005 consisted of log and manufacturing products sales primarily to Canada. The company does not hold any long-lived foreign assets.

Segment revenues from sales to our largest customer were as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Northern Resources	**$ 7**	$ 4	$ 7
Southern Resources	**137**	160	193
Total	**$ 144**	$ 164	$ 200

NOTE 15. SUBSEQUENT EVENTS

On February 5, 2008, our Board of Directors authorized Plum Creek Timber Company, Inc. to make a dividend distribution of $0.42 per share. Total dividends approximated $72 million and will be paid on February 29, 2008, to stockholders of record on February 14, 2008.

Plum Creek Timber Company, Inc.
Notes To Consolidated Financial Statements (continued)

NOTE 16. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

(In Millions, Except Per Share Amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[C]
2007				
Revenues	**$ 369**	**$ 395**	**$ 407**	**$ 504**
Gross Profit[A]	**105**	**126**	**129**	**191**
Operating Income	**77**	**94**	**98**	**155**
Income From Continuing Operations	**45**	**58**	**59**	**117**
Net Income	**45**	**60**	**59**	**118**
Net Income per Share—Basic[D]	**$ 0.26**	**$ 0.34**	**$ 0.34**	**$ 0.68**
Net Income per Share—Diluted[D]	**$ 0.25**	**$ 0.34**	**$ 0.34**	**$ 0.68**
2006				
Revenues	$ 414	$ 380	$ 454	$ 379
Gross Profit[B]	154	126	159	121
Operating Income	127	99	134	101
Income Before Cumulative Effect of Accounting Change	92	62	92	69
Net Income	94	62	92	69
Income per Share Before Cumulative Effect of Accounting Change—Basic and Diluted[D]	$ 0.50	$ 0.34	$ 0.51	$ 0.39
Net Income per Share—Basic and Diluted[D]	$ 0.51	$ 0.34	$ 0.51	$ 0.39

[A] For the first three quarters of 2007, certain segment operating costs previously included in Cost of Goods Sold were reclassified to Selling, General and Administrative Expense to conform to the presentation for the twelve months ended December 31, 2007. Accordingly, the reclassification from Cost of Goods Sold to Selling, General and Administrative Expense increased Gross Profit by $1 million for each of the first, second and third quarters of 2007 from the previously reported quarterly results. The reclassification had no impact on Real Estate Segment operating income for any quarter in 2007.

[B] Certain Real Estate Segment operating costs, previously included in Cost of Goods Sold, were reclassified to Selling, General and Administrative Expense in 2006 to conform to the 2007 presentation. Accordingly, the reclassification from Cost of Goods Sold to Selling, General and Administrative Expense increased Gross Profit by $1 million for each quarter of 2006 from the previously reported Unaudited Selected Quarterly Financial Data. The reclassification had no impact on Real Estate Segment operating income for any quarter in 2006.

[C] Our 2006 fourth quarter net income includes a $14 million gain from the Canadian Lumber Settlement ($13 million, net of tax) or $0.07 per basic and diluted share.

[D] Net income per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income per share may not equal the total computed for the year.

Plum Creek Timber Company, Inc.
Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Plum Creek Timber Company, Inc.

We have audited the accompanying consolidated balance sheets of Plum Creek Timber Company, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plum Creek Timber Company, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Plum Creek Timber Company, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2008 expressed an unqualified opinion thereon.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments and also changed its method of accounting for its defined benefit plan.

Ernst + Young LLP

Seattle, Washington
February 22, 2008

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (CONTINUED)

The following consolidated financial statements relate to Plum Creek Timberlands, L.P., a Delaware Limited Partnership and a wholly-owned subsidiary of Plum Creek Timber Company, Inc. These financial statements are provided pursuant to Rule 3-10 of Regulation S-X in connection with the shelf registration statement on Form S-3 filed in April of 2006 pursuant to which Plum Creek Timberlands, L.P. has registered and from time to time may offer and sell debt securities. As of December 31, 2007, Plum Creek Timberlands, L.P. has sold $525 million of debt securities.

Plum Creek Timberlands, L.P.
Consolidated Statements Of Income

(IN MILLIONS)

Year Ended	**December 31, 2007**	December 31, 2006	December 31, 2005
Revenues:			
Timber	**$ 782**	$ 807	$ 764
Real Estate	**402**	308	292
Manufacturing	**471**	493	504
Other	**20**	19	16
Total Revenues	**1,675**	1,627	1,576
Costs and Expenses:			
Cost of Goods Sold:			
Timber	**523**	487	418
Real Estate	**144**	122	149
Manufacturing	**454**	455	463
Other	**3**	3	3
Total Cost of Goods Sold	**1,124**	1,067	1,033
Selling, General and Administrative	**127**	117	100
Total Costs and Expenses	**1,251**	1,184	1,133
Gain from Canadian Lumber Settlement	**-**	14	-
Other Operating Income (Expense), net	**-**	4	5
Operating Income	**424**	461	448
Interest Expense, net	**147**	133	109
Income before Income Taxes	**277**	328	339
Provision (Benefit) for Income Taxes	**(3)**	13	8
Income from Continuing Operations	**280**	315	331
Gain on Sale of Properties, net of tax	**2**	-	23
Income Before Cumulative Effect of Accounting Change	**282**	315	354
Cumulative Effect of Accounting Change, net of tax	**-**	2	-
Net Income	**$ 282**	$ 317	$ 354

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plum Creek Timberlands, L.P.
Consolidated Balance Sheets

(IN MILLIONS)

	December 31, 2007	December 31, 2006
Assets		
Current Assets:		
Cash and Cash Equivalents	**$ 240**	$ 273
Restricted Advance from Customer	**-**	4
Accounts Receivable	**33**	40
Inventories	**82**	83
Deferred Tax Asset	**7**	7
Real Estate Development Properties	**5**	3
Assets Held for Sale	**64**	82
Other Current Assets	**25**	21
	456	513
Timber and Timberlands, net	**3,949**	3,876
Property, Plant and Equipment, net	**202**	216
Investment in Grantor Trusts	**28**	29
Other Assets	**30**	28
Total Assets	**$ 4,665**	$ 4,662
Liabilities		
Current Liabilities:		
Current Portion of Long-Term Debt	**$ 147**	$ 125
Accounts Payable	**48**	42
Interest Payable	**29**	30
Wages Payable	**25**	27
Taxes Payable	**23**	24
Deferred Revenue	**13**	17
Other Current Liabilities	**18**	16
	303	281
Long-Term Debt	**1,820**	1,617
Line of Credit	**556**	581
Deferred Tax Liability	**20**	25
Other Liabilities	**65**	69
Total Liabilities	**2,764**	2,573
Commitments and Contingencies		
Equity		
Partners' Capital	**1,901**	2,089
Total Liabilities and Partners' Capital	**$ 4,665**	$ 4,662

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plum Creek Timberlands, L.P.
Consolidated Statements Of Partners' Capital

(IN MILLIONS)

	Partners' Capital	Accumulated Other Comprehensive Income (Loss)	Total Partners' Capital
January 1, 2005	$ 2,238	$ -	$ 2,238
Net Income	354	-	354
Other Comprehensive Income, net of tax	-	2	2
Total Comprehensive Income			356
Distributions to Parent	(271)	-	(271)
Capital Contributions from Parent	3	-	3
December 31, 2005	2,324	2	2,326
Net Income	317	-	317
Other Comprehensive Income, net of tax	-	2	2
Total Comprehensive Income			319
Adjustment to initially apply SFAS No. 158, net of tax of $5	-	(14)	(14)
Distributions to Parent	(546)	-	(546)
Capital Contributions from Parent	4	-	4
December 31, 2006	2,099	(10)	2,089
Net Income	**282**	-	**282**
Other Comprehensive Income:			
Defined Benefit Plans, net of tax of $4	-	**12**	**12**
Total Comprehensive Income			**294**
Distributions to Parent	**(488)**	-	**(488)**
Capital Contributions from Parent	**6**	-	**6**
December 31, 2007	**$ 1,899**	**$ 2**	**$ 1,901**

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plum Creek Timberlands, L.P.
Consolidated Statements Of Cash Flows

(IN MILLIONS)

Year Ended	December 31, 2007	December 31, 2006	December 31, 2005
Cash Flows From Operating Activities			
Net Income	**$ 282**	$ 317	$ 354
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:			
Depreciation, Depletion and Amortization (Includes $4 Loss Related to Forest Fires in 2007 and $2 Loss Related to Hurricane in 2005)	**134**	128	113
Basis of Real Estate Sold	**108**	85	124
Expenditures for Real Estate Development	**(19)**	(6)	-
Deferred Income Taxes	**(9)**	1	(13)
Gain on Sales of Properties and Other Assets	**(2)**	(1)	(24)
Working Capital Changes Impacting Cash Flow:			
Like-Kind Exchange Funds	**-**	30	(21)
Other Working Capital Changes	**8**	(1)	(15)
Other	**15**	3	(2)
Net Cash Provided By Operating Activities	**517**	556	516
Cash Flows From Investing Activities			
Capital Expenditures (Excluding Timberland Acquisitions)	**(93)**	(86)	(89)
Timberlands Acquired	**(174)**	(111)	(501)
Proceeds from Sale of Properties and Other Assets	**3**	2	29
Other	**2**	(4)	(2)
Net Cash Used In Investing Activities	**(262)**	(199)	(563)
Cash Flows From Financing Activities			
Cash Distributions	**(488)**	(546)	(271)
Borrowings on Line of Credit	**2,795**	3,483	2,468
Repayments on Line of Credit	**(2,820)**	(3,397)	(2,421)
Proceeds from Issuance of Short-Term Debt	**-**	-	50
Repayment of Short-Term Debt	**-**	(50)	-
Proceeds from Issuance of Long-Term Debt	**350**	216	297
Principal Payments and Retirement of Long-Term Debt	**(125)**	(159)	(53)
Other	**-**	-	(1)
Net Cash Provided By (Used In) Financing Activities	**(288)**	(453)	69
Increase (Decrease) In Cash and Cash Equivalents	**(33)**	(96)	22
Cash and Cash Equivalents:			
Beginning of Year	**273**	369	347
End of Year	**$ 240**	$ 273	$ 369
Supplementary Cash Flow Information			
Cash Paid During the Year for:			
Interest	**$ 150**	$ 140	$ 114
Income Taxes—Net	**$ 5**	$ 9	$ 25

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements

NOTE 1. ACCOUNTING POLICIES

General. Plum Creek Timberlands, L.P. is a Delaware Limited Partnership and a wholly-owned subsidiary of Plum Creek Timber Company, Inc. Plum Creek Timber Company, Inc. ("Parent") is a Delaware Corporation and real estate investment trust, or "REIT". References herein to "the Operating Partnership," "we," "us," or "our" relate to Plum Creek Timberlands, L.P. and all of its wholly-owned consolidated subsidiaries; references to "Plum Creek" relate to Plum Creek Timber Company, Inc. and all of its wholly-owned consolidated subsidiaries.

At December 31, 2007, the Operating Partnership owned and managed approximately 8 million acres of timberlands in the Northwest, Southern and Northeast United States, and owned and operated ten wood product conversion facilities in the Northwest United States. Included in the 8 million acres are about 1.7 million acres of higher value timberlands, which are expected to be sold and/or developed over the next 15 years for recreational, conservation or residential purposes. In addition, the Operating Partnership has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold over the next five years. In the meantime, these timberlands continue to be used productively in our business of growing and selling timber.

Basis of Presentation. The consolidated financial statements of the Operating Partnership include the accounts of Plum Creek Timberlands, L.P. and its subsidiaries. The Operating Partnership is 100% owned by Plum Creek Timber Company, Inc. Plum Creek Timber Company, Inc. has no independent assets or liabilities. Plum Creek Timber Company, Inc. has no operations other than its investment in Plum Creek Timberlands, L.P. and transactions in its own equity, such as the issuance and/or repurchase of common stock and the receipt of proceeds from stock option exercises. Intercompany transactions and accounts between Plum Creek Timberlands, L.P. and its subsidiaries have been eliminated in consolidation. All transactions are denominated in United States dollars.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer Concentrations. Revenues from the Operating Partnership's largest customer accounted for 9%, 10% and 13% of total revenues in 2007, 2006 and 2005, respectively. If adverse market conditions for wood products were to continue or worsen, the loss of this customer could have a significant effect on the Operating Partnership's results of operations.

Business Concentrations. Sales of the Operating Partnership's timber and wood products are dependent upon the economic conditions of the housing, repair and remodeling, industrial, and pulp and paper industries. Sales of the Operating Partnership's timberlands can be impacted by general U.S. economic conditions and local real estate market conditions. Changes in these industries or their economic conditions may significantly affect management's estimates and the Operating Partnership's performance.

Revenue Recognition. Timber sales revenues are recognized when legal ownership and the risk of loss transfers to the purchaser and the quantity sold is determinable. The Operating Partnership sells timber under delivered log agreements as well as through sales of standing timber (or "stumpage"). For delivered sales, revenue which includes amounts billed for shipping and handling (logging and hauling of timber), is recognized when the log is delivered to the customer. Stumpage is sold using pay-as-cut, timber deed or lump-sum sale agreements. Under a pay-as-cut sales contract, the purchaser acquires the right to harvest specified timber on a tract, at an agreed upon price per unit. The sale and any related advances are recognized as revenue as the purchaser harvests the timber on the tract.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Under a timber deed sale, the buyer agrees to purchase and harvest specified timber on a tract of land over the term of the contract (usually 12 to 18 months). Unlike a pay-as-cut sales contract, risk of loss and title to the trees transfer to the buyer when the contract is signed. The buyer also pays the full purchase price when the contract is signed. Revenue from a timber deed sale is recognized when the contract is signed. Under a lump-sum sale, the parties agree to a purchase price for all the timber available for harvest on a tract of land. Generally, the purchase price is paid when the contract is signed. Title to the timber and risk of loss transfers to the buyer as the timber is harvested. Therefore, revenue under a lump-sum sale is recognized each month over the term of the contract (usually 12 to 18 months) based on the timber harvested compared to the total estimated timber available to be harvested based on the timber cruise. An adjustment may be required to the extent the actual timber harvested is different than the estimate of timber available.

Revenues generated from the sale of lumber, plywood, medium density fiberboard ("MDF") and related by-products, primarily wood chips, and amounts billed for shipping and handling, are recognized at the time of delivery.

Revenue from real estate sales (excluding sales to joint ventures – see below) is recognized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.* For substantially all of our real estate sales, we receive the entire consideration in cash at closing ("Cash Sales"). Also at closing, the risks and rewards of ownership transfer to the buyer and we do not have a continuing involvement in our properties after they are sold. We recognize revenue under the full accrual method for Cash Sales of real estate when the sale is consummated (i.e., at closing). On occasion, we receive a portion of the real estate sale consideration in the form of a note receivable. Such sales represented less than 2% of our revenue from real estate sales for each of the years in the three-year period ended December 31, 2007. Under these circumstances, we use the full accrual method of recognizing revenue if the buyer's initial and continuing investment is adequate; otherwise, revenue is generally recognized under the cost recovery method or deposit method, depending on the circumstances. Furthermore, we may occasionally sell timberlands to a single buyer under a multi-period contract covering a series of prescheduled closings and/or options. Under these multi-period contracts, once title and risk of loss have transferred to the buyer for individual properties, the properties sold cannot be returned for a refund. However, deposits for future closings under multi-period contracts may be refunded under certain circumstances. The Operating Partnership treats each closing under a multi-period arrangement as a separate sale and recognizes revenue in accordance with Emerging Issues Task Force ("EITF") No. 00-21, *Revenue Arrangements with Multiple Deliverables.* Broker commissions and closing costs of our Real Estate Segment are included in Cost of Goods Sold.

Revenue generated from real estate sales include the sale of higher and better use timberlands, non-strategic timberlands and large blocks of timberlands. In some of these transactions, the Operating Partnership sold timberlands that qualified for like-kind (tax-deferred) exchange treatment under the Internal Revenue Code. Substantially all of these sales involved a third party intermediary, whereby the third party intermediary received proceeds related to the property sold and then reinvested the proceeds in like-kind property. The proceeds are recorded as revenue when the third party intermediary receives them.

Revenue from real estate development projects is generally recognized under the full accrual method of accounting because sales generally do not commence until the project is completed. On occasion, revenue from development projects will be recognized under the percentage of completion method when properties are sold prior to their completion. Less than 5% of our development projects sales during 2007 and 2006 were sold prior to completion of the project.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Substantially all of the cash and cash equivalents are invested in money market funds. The Operating Partnership periodically reviews the credit rating of the financial institution where the money market funds are maintained. Additionally, the Operating Partnership considers certain proceeds held in escrow associated with like-kind exchanges as cash equivalents. See "Like-Kind Exchanges."

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Accounts Receivable. Accounts receivable at December 31, 2007 and 2006, is presented net of an allowance for doubtful accounts of $0.7 million and $0.6 million, respectively. Accounts are deemed past due based on payment terms. The allowance for doubtful accounts represents management's estimate and is based on historical losses, recent collection history, credit ratings of individual customers and existing economic conditions. Delinquent accounts are charged against the allowance for doubtful accounts to the extent and at the time they are deemed uncollectible.

Like-Kind Exchanges. The Operating Partnership enters into like-kind (tax-deferred) exchange transactions to acquire and sell assets, principally timberlands. These transactions include both forward (timberlands sold, followed by reinvestment of proceeds to acquire timberlands) and reverse (timberlands purchased, followed by receipt of proceeds from timberland sales) like-kind exchanges. The Operating Partnership uses a qualified escrow account to facilitate like-kind exchange transactions. Funds from forward like-kind exchange transactions are included as a current asset under the description Like-Kind Exchange Funds Held in Escrow because the funds are restricted from being used until the funds are either successfully reinvested in timber and timberlands or the exchange fails and the proceeds are distributed to the Operating Partnership. Escrow funds held in connection with reverse like-kind exchange transactions are included in Cash and Cash Equivalents because these funds are available upon demand and are not subject to risk of loss. At December 31, 2007 and 2006, there was $52 million and $29 million of cash from reverse like-kind exchange transactions included in Cash and Cash Equivalents, respectively. At December 31, 2007 and 2006, there were no current asset balances from forward like-kind exchange transactions.

Inventories. Logs, work-in-process and finished goods are stated at the lower of cost or market using the average cost method. Supplies inventories are stated at cost. Costs for manufactured inventories included raw materials, labor, supplies, energy, depreciation and production overhead. Cost of log inventories included timber depletion, stumpage, associated logging and harvesting costs, road costs and production overhead.

Inventories, accounted for using the lower of average cost or market, consisted of the following (in millions):

	December 31, 2007	December 31, 2006
Raw materials (logs)	**$ 21**	$ 25
Work-in-process	**5**	4
Finished goods	**43**	41
	69	70
Supplies	**13**	13
Total	**$ 82**	$ 83

Timber and Timberlands. Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber previously harvested and accumulated road amortization. The Operating Partnership capitalizes timber and timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation, growing or purchases of seedlings, planting, fertilization, herbicide application and the thinning of tree stands to improve growth. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands (other than lease payments for the purchase of standing timber, in which case the payments are capitalized) and forest management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over 30 years. Costs for roads that are built to access multiple logging sites over numerous years are capitalized and amortized over six years. Costs for roads built to access a single logging site are expensed as incurred.

Costs attributable to timber harvested, or depletion, are charged against income as trees are harvested. Depletion rates are determined annually based on the relationship between net carrying value of the timber plus certain capitalizable silviculture costs expected to be incurred over the harvest cycle and total timber volume estimated

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

to be available over the harvest cycle. The depletion rate does not include an estimate for either future reforestation costs associated with a stand's final harvest or future volume in connection with the replanting of a stand subsequent to its final harvest. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. No book basis is allocated to the sale of conservation easements.

Higher and Better Use Timberlands / Real Estate Development. We estimate that included in the Operating Partnership's 8 million acres of timberlands are approximately 1.7 million acres of higher value timberlands, which are expected to be sold and/or developed over the next 15 years for recreational, conservation or residential purposes. Included within the 1.7 million acres of higher value timberlands are approximately 1 million acres we expect to sell for recreational uses, approximately 500,000 acres we expect to sell for conservation and approximately 200,000 acres that may be developed by our real estate development business. Our real estate development business is conducted through our wholly-owned taxable REIT subsidiaries.

Properties developed internally ("Internal Development") will generally be low-intensity development limited to activities associated with obtaining entitlements and investing in infrastructure, such as roads and utilities. Larger and more complicated projects, such as master planned communities, will be developed through joint venture arrangements in which we are the minority partner and our involvement is limited to selling and/or contributing land and exercising certain protective rights ("External Development").

Costs associated with a specific real estate project are capitalized when management estimates that it is probable that a project will be successful. Both external and internal costs directly associated with the specific real estate project are capitalized. We capitalize improvements and other development costs, including interest costs and property taxes, during the development period (capitalized interest and property taxes were less than $1 million in 2007 and 2006). General real estate development costs not related to a specific project and costs incurred before management has concluded that it is probable that a project will be successful (e.g. investigatory costs) are expensed as incurred. For real estate projects with multiple parcels, we determine the cost of the individual lots sold by allocating the historical cost of the land, timber, development and common construction costs on a relative sales value. At December 31, 2007, approximately $10 million of costs have been capitalized for a single project that has not yet received regulatory approval. If approval is not obtained, some or all of these capitalized costs could be written off in the next twelve months.

Capitalized costs (including our book basis in the related timber and timberlands) associated with Internal Developments were $21 million at December 31, 2007. The portion of the capitalized costs related to Internal Development properties that are expected to be sold within the next year ($5 million) is presented in the Consolidated Balance Sheet at December 31, 2007, as Real Estate Development Properties. The portion that is expected to be sold beyond one year ($16 million) is included in Other Assets. Total capitalized real estate development costs (including our book basis in the related timber and timberlands) at December 31, 2006 were $14 million, including $11 million included within Other Assets.

The book basis of higher and better use timberlands that are considered held for sale in accordance with Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), are presented in the Consolidated Balance Sheet as Assets Held for Sale. Total assets held for sale were $64 million at December 31, 2007 and $82 million at December 31, 2006. Generally, timberlands that are under contract to sell or are listed for sale through an independent broker or through a taxable REIT subsidiary and are expected to be sold within the next year are considered assets held for sale. The book basis of higher and better use timberlands that do not meet the criteria of SFAS No. 144 are included in Timber and Timberlands. Capitalized costs (including our book basis in the related timber and timberlands) associated with External Development properties are presented in the Consolidated Balance Sheets as Assets Held for Sale if they are expected to be sold to a joint venture within the next year. External Development properties that are not expected to be sold to a joint venture within the next year are included in Timber and Timberlands.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Accounting for Real Estate Joint Venture Arrangements. Under the terms of our joint venture arrangements, we receive proceeds in connection with the sale of our land to a joint venture and additional contingent consideration (i.e., joint venture earnings) as parcels of land are sold by the joint venture to unrelated third parties. Real estate revenue is recognized under the cost recovery method in accordance with Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate*, in connection with the sale of land to a joint venture. Under the cost recovery method, no profit is recognized until cash received from the buyer exceeds our book basis in the property sold.

Equity in earnings of unconsolidated joint ventures is recognized in accordance with Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, as a result of parcel sales by a joint venture to unrelated third parties. Proceeds in connection with the sale of land to a joint venture are recognized as Real Estate Revenue and joint venture earnings are recognized as Equity in Earnings of Unconsolidated Joint Ventures in our Consolidated Statements of Income.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost. Replacements of major units of property are capitalized, and the replaced units are retired. Replacement of minor components of property and repair and maintenance costs are charged to expense as incurred.

All property, plant and equipment other than manufacturing machinery (lumber, plywood and MDF) are depreciated using the straight-line method over the estimated useful lives of the related assets. Manufacturing machinery and equipment are depreciated on either a straight-line basis or a units-of-production basis, which approximates a straight-line basis. Useful lives are 19 years for land improvements, 20 to 45 years for buildings, and 3 to 20 years for machinery and equipment. Leasehold improvements are depreciated over the lease term or estimated useful life, whichever is shorter. The cost and related accumulated depreciation of property sold or retired are removed from the accounts and any gain or loss is recorded.

Grantor Trusts. The Operating Partnership has a grantor trust that was established for deferred compensation and deferred Plum Creek shares. See Note 5 of the Notes to Financial Statements. Deferred compensation assets, which include money market and mutual fund investments, are classified as "trading securities" and are carried at market value. Realized gains and losses and changes in unrealized gains and losses and a corresponding amount of compensation expense are recorded in the Consolidated Statements of Income.

The Operating Partnership maintains another grantor trust, which the Operating Partnership uses to fund its non-qualified pension plan obligation. See Note 7 of the Notes to Financial Statements. Money market and mutual fund investments held by this trust are classified as "available for sale securities." The investments are carried at market values on the Operating Partnership's Consolidated Balance Sheets; realized gains and losses are recognized in the Consolidated Statements of Income; changes in unrealized gains and losses are recorded as other comprehensive income or loss.

Shipping and Handling Costs. Costs incurred for shipping timber and manufactured products are included in Cost of Goods Sold.

Accounting for Share-Based Compensation. Share-based compensation is accounted for under SFAS No. 123(R), *Share-Based Payment*. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. We adopted SFAS No. 123(R) on January 1, 2006, using the modified-prospective transition method. Results for prior periods have not been restated, as provided for under the modified-prospective method.

The adoption of SFAS No. 123(R) resulted in a cumulative benefit from an accounting change in the Consolidated Statements of Income of $2 million, net of tax, for the year ended December 31, 2006. The cumulative effect adjustment was primarily a result of changes in expense related to the fair value of the value management awards and dividend equivalents.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Other Operating Income. Periodically the Operating Partnership will recognize gains and losses from miscellaneous asset sales, litigation settlements and other items which are reported in our Consolidated Statements of Income as Other Operating Income (Expense), net.

Since 2000, the Operating Partnership has been a member of an industry coalition alleging that lumber exports to the U.S. were unfairly subsidized. During 2006, the Operating Partnership received settlement payments of $14 million ($13 million net of tax) from this dispute. The settlement is presented in our Consolidated Statements of Income as Gain from Canadian Lumber Settlement.

Accounting for Uncertainty in Income Taxes. In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). We adopted FIN 48 on January 1, 2007. The adoption of this standard did not result in a change to our beginning capital. As of the date of adoption and as of the year ended December 31, 2007, we do not have any liabilities for unrecognized tax benefits.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2007 presentation. The reclassifications had no impact on operating income or net income.

Certain Real Estate Segment operating costs, previously included in Cost of Goods Sold, were reclassified to Selling, General and Administrative Expense in 2006 and 2005 to conform to the 2007 presentation. Accordingly, the reclassification from Cost of Goods Sold to Selling, General and Administrative Expense was $4 million and $3 million for the years ended December 31, 2006 and 2005, respectively. The reclassification had no impact on Real Estate Segment operating income. See also Note 13 of the Notes to Financial Statements for the impact of this reclassification on the unaudited selected quarterly financial data.

New Accounting Pronouncements

SFAS No. 141(R). In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS No. 141(R)"), which is a revision of SFAS No. 141. In general, SFAS No. 141(R) expands the definition of a business and transactions that are accounted for as business combinations. In addition, SFAS No. 141(R) generally requires all assets and liabilities of acquired entities to be recorded at fair value, and changes the recognition and measurement of related aspects of business combinations. SFAS No. 141(R) is effective for business combinations with an acquisition date within fiscal years beginning on or after December 15, 2008. The standard is required to be adopted prospectively and early adoption is not allowed. The Operating Partnership is in the process of determining the effect, if any, the adoption of SFAS No. 141(R) will have on the consolidated financial statements.

SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* ("SFAS No. 160"). In general, SFAS No. 160 requires that a noncontrolling interest in a consolidated subsidiary be presented in the consolidated statement of financial position as a separate component of equity and also establishes a framework for recognition of changes in control for a consolidated subsidiary that is not 100% owned. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The standard is required to be adopted prospectively and early adoption is not allowed. The Operating Partnership does not own any noncontrolling interests in consolidated subsidiaries and therefore does not expect the adoption of SFAS No. 160 to have any impact on the Operating Partnership's financial condition, results of operations or cash flows.

SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, but does not require any new fair value measurements. SFAS No. 157 supersedes the definition of fair value in most existing pronouncements under generally accepted accounting principles that require or permit the use of fair value, including (but not limited to)

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

business combinations, impairments and exchanges of nonmonetary assets. SFAS No. 157 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 which delays the effective date of SFAS No. 157 for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.

The Operating Partnership partially adopted SFAS No. 157 in the first quarter of 2008, which did not result in recognition of a transition adjustment to retained earnings. The Operating Partnership will be required to provide expanded disclosures about fair value measurement, but does not expect the partial adoption of SFAS No. 157 to have any impact on the Operating Partnership's financial condition, results of operations or cash flows.

The Operating Partnership will fully adopt SFAS No. 157, including all non-financial assets and liabilities, in the first quarter of 2009. The Operating Partnership is in the process of determining the effect, if any, the full adoption of *SFAS No. 157* will have on the consolidated financial statements.

SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of SFAS Statement No. 115* ("SFAS No. 159"). SFAS No. 159 allows entities to measure certain financial assets and liabilities and similar non-financial assets and liabilities at fair value on an instrument-by-instrument basis, that are otherwise not accounted for at fair value under other accounting standards. Generally, the adoption of this standard is optional. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007; early adoption is permitted for an entity's first fiscal year that begins on or before November 15, 2007, provided that entity also adopts the provisions of SFAS No. 157 with the early adoption.

The Operating Partnership elected not to early adopt the provisions of SFAS No. 159. The Operating Partnership does not anticipate it will adopt SFAS No. 159 in the first quarter of 2008 for its existing eligible assets and liabilities.

SFAS No. 158. In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS No. 158"). SFAS No. 158 requires entities to recognize the funded status of their defined benefit pension plans in the balance sheet, measured as the difference between the fair value of the plan assets less the projected benefit obligation. Any resulting asset or liability will be fully recognized in the balance sheet. SFAS No. 158 also requires the actuarial measurement date to be at the end of the entity's fiscal year and expanded disclosure in the footnotes to the financial statements. SFAS No. 158 is effective for fiscal years ending after December 15, 2006 for entities with publicly traded equity securities, and requires prospective application, with the initial recognition of the funded status being recognized as a component of accumulated other comprehensive income (loss). The Operating Partnership adopted SFAS No. 158 on December 31, 2006. As a result of adopting SFAS No. 158, the Operating Partnership recorded a $14 million decrease in accumulated other comprehensive income (loss), net of tax of $5 million. See Note 7 of the Notes to Financial Statements.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

NOTE 2. TIMBER AND TIMBERLANDS AND PROPERTY, PLANT AND EQUIPMENT

Timber and timberlands consisted of the following (in millions):

	December 31, 2007	December 31, 2006
Timber and logging roads—net	$ 2,689	$ 2,631
Timberlands	1,260	1,245
Timber and Timberlands—net	$ 3,949	$ 3,876

During 2007, the Operating Partnership acquired approximately 69,000 acres of timberlands primarily located in Oregon and Georgia for $174 million. These purchases were financed primarily by using the funds from tax-deferred exchanges and our line of credit, and have been accounted for as asset acquisitions. Timberland dispositions during 2007 were approximately 252,000 acres, of which 164,000 acres were located in the Northern Resources Segment and 88,000 acres were located in the Southern Resources Segment.

During 2006, the Operating Partnership acquired approximately 98,000 acres of timberlands primarily located in Oregon for $111 million. These purchases were financed primarily by using the funds from tax-deferred exchanges and our line of credit, and have been accounted for as asset acquisitions. Timberland dispositions during 2006 were approximately 112,000 acres, of which 57,000 acres were located in the Northern Resources Segment and 55,000 acres were located in the Southern Resources Segment.

The Operating Partnership's Real Estate Segment consists of sales of higher and better use timberlands and sales of non-strategic timberland. Occasionally, non-strategic timberlands are sold at a loss. Each potential real estate sale is evaluated for a possible impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Impairment losses are included in Cost of Goods Sold for Real Estate in our Consolidated Statements of Income. Impairment losses recorded for the potential sale of non-strategic timberlands and the associated book basis after the impairment recognition were as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Impairment Losses	$ 1	$ 2	$ 1
Book Basis of Property	$ 8	$ 5	$ 3

During the third quarter of 2007, the Operating Partnership's Northern Resources Segment recognized a $4 million loss, representing the book basis of timber volume destroyed as a result of forest fires on approximately 41,000 acres in Montana.

During 2005, the Operating Partnership's Southern Resources Segment recognized a $2 million loss, representing the book basis of timber volume destroyed as a result of severe winds from Hurricane Katrina on approximately 350,000 acres in Mississippi.

During 2005, the Operating Partnership sold subsurface property rights (primarily coal reserves) in Buchanan County, Virginia. The sale of these properties is reflected in our Consolidated Statements of Income as Gain on Sale of Properties, net of tax. For the year ended December 31, 2005, we received sales proceeds of $21 million and, after deducting our book basis of $1 million, recorded a gain of $20 million.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Property, plant and equipment consisted of the following (in millions):

	December 31, 2007	December 31, 2006
Land, buildings and improvements	$ 88	$ 87
Machinery and equipment	312	296
	400	383
Accumulated depreciation	(198)	(167)
Property, Plant and Equipment—net	$ 202	$ 216

NOTE 3. INCOME TAXES

Plum Creek Timberlands, L.P. is a limited partnership and therefore, not subject to income tax. Plum Creek Timberlands, L.P.'s taxable income is allocated 100% to its parent, Plum Creek Timber Company, Inc., which has elected to be taxed as a REIT under sections 856-860 of the United States Internal Revenue Code. A REIT is generally not subject to corporate-level income tax if it distributes 100% of its taxable income to shareholders and satisfies other organizational and operational requirements as set forth in the Internal Revenue Code. However, the Operating Partnership conducts certain non-REIT activities through various wholly-owned taxable REIT subsidiaries, which are subject to corporate-level income tax. These activities include our manufacturing operations, the harvesting and sale of logs, and the development and/or sale of some higher and better use timberlands. The Operating Partnership's tax provision includes the tax expense and/or benefit associated with Plum Creek's wholly-owned taxable REIT subsidiaries, as well as any tax expense and/or benefit incurred by the REIT. The effective tax rate for the Operating Partnership is lower than the federal corporate statutory rate primarily due to Plum Creek's status as a REIT. If a company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years.

The book basis of the Operating Partnership's assets and liabilities exceeds its tax basis by approximately $2.4 billion at December 31, 2007. Plum Creek's wholly-owned taxable REIT subsidiaries file a consolidated federal income tax return.

As a consequence of the October 6, 2001 merger with The Timber Company, which involved merging a taxable entity into a nontaxable entity, Plum Creek will generally be subject to corporate-level tax (built-in gains tax) if Plum Creek makes a taxable disposition of certain property acquired in the merger within the ten-year period following the merger date. The built-in gains tax applies to gains from such asset sales to the extent that the fair value of the property exceeds its tax basis at the merger date. Built-in gains tax is generally not payable on dispositions of property to the extent the proceeds from such dispositions are reinvested in qualifying like-kind replacement property. The built-in gains tax does not apply to income generated from the harvesting and sale of timber.

In connection with Plum Creek Timber Company Inc.'s merger with The Timber Company, Plum Creek wrote-off all of The Timber Company's deferred income tax liability related to timber and timberlands except for $11 million. The $11 million deferred income tax liability related to the book-tax basis difference of timber and timberlands that were expected to be sold, and subject to, the built-in gains tax during the ten-year period ending October 6, 2011. During the period October 6, 2001 to December 31, 2007, the $11 million deferred income tax liability was reduced by $1 million due to the payment of tax in connection with sales of timberlands subject to the built-in gains tax.

In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, Plum Creek remeasures the amount of deferred income taxes needed in connection with expected sales of timberlands subject to

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

the built-in gains tax each quarterly reporting period. In 2005, Plum Creek reduced its deferred tax liability associated with timber and timberlands by $5 million and correspondingly recorded a deferred tax benefit of $5 million. Based on projected timberland sales subject to the built-in gains tax for the period January 1, 2008 to October 6, 2011, and Plum Creek's ability to successfully reinvest proceeds in like-kind properties, it is estimated Plum Creek needs a deferred tax liability of approximately $5 million. As a result, no adjustment to the deferred tax liability associated with built-in gains tax was made in 2007 or 2006.

Plum Creek conducts certain activities through various wholly-owned taxable REIT subsidiaries, which are subject to corporate-level income tax. These activities include the Operating Partnership's manufacturing operations, the harvesting and sale of logs, and the development and/or sale of some of the Operating Partnership's higher and better use timberlands.

The provision for income taxes consists of the following for the **years ended December 31** (in millions):

	2007	2006	2005
Current income taxes:			
Federal	**$ 6**	$ 11	$17
State	**1**	2	3
Deferred income taxes:			
Federal	**(9)**	-	(6)
State	**(1)**	-	(1)
Benefit from remeasurement of built-in gains deferred tax liability	**-**	-	(5)
Provision (benefit) for income taxes on income from continuing operations	**$ (3)**	$ 13	$ 8

The federal statutory income tax rate was 35%. The income generated by the activities of the Operating Partnership is generally not subject to federal and state income tax. The permanent book-tax differences consist primarily of differences in cost basis for timberlands that were sold, in which the tax basis exceeded the book basis. The provision for income taxes is reconciled as follows to the federal statutory rate for the **years ended December 31** (in millions):

	2007	2006	2005
Provision for income taxes on income from continuing operations computed at the federal statutory tax rate	**$ 97**	$ 115	$ 119
Partnership income not subject to federal tax	**(93)**	(100)	(101)
State income taxes, net of federal benefit	**-**	1	1
Benefit from remeasurement of built-in gains deferred tax liability	**-**	-	(5)
Permanent book-tax differences	**(7)**	(3)	(6)
Provision (benefit) for income taxes on income from continuing operations	**$ (3)**	$ 13	$ 8

Total income tax expense (benefit) was allocated as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Income from continuing operations	**$ (3)**	$ 13	$ 8
Gain on sale of properties	**-**	-	-
Cumulative effect of accounting change	**-**	1	-
Other comprehensive income	**4**	(5)	-
Additional capital (share-based compensation)	**(1)**	-	(1)
Total income tax expense (benefit)	**$ -**	$ 9	$ 7

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis for the assets and liabilities of our various wholly-owned taxable REIT subsidiaries and for the assets of the Operating Partnership that are subject to built-in gains. The components of net deferred income tax liabilities are as follows **at December 31** (in millions):

	2007	2006
Deferred income tax assets:		
Accrued compensation	**$ 9**	$ 10
Accrued pension benefits	**7**	10
Timber and timberlands	**4**	2
Accrued worker's compensation benefits	**5**	4
Other accruals and reserves	**2**	3
	27	29
Deferred income tax liabilities:		
Machinery and equipment	**(40)**	(45)
Other	**-**	(2)
	(40)	(47)
Deferred income tax liability, net	**$ (13)**	$ (18)

Deferred income tax liabilities at December 31, 2007 and 2006, are net of deferred tax assets included in current assets of $7 million for each year. On December 31, 2006, in connection with the adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans*, we recorded a deferred tax asset of $5 million. On December 31, 2007, we reduced the related deferred tax asset by $4 million as a result of recording other comprehensive income for 2007 related to our defined benefit plans (see Note 6 and Note 7 of the Notes to Financial Statements).

Plum Creek filed its federal income tax return as part of Georgia-Pacific's consolidated income tax return for all tax years through the date of the merger with The Timber Company on October 6, 2001. Under the agreement governing the terms of the merger with The Timber Company, Plum Creek remains liable to Georgia-Pacific for any additional tax that would result from audit adjustments by the Internal Revenue Service (the "Service") and by state and local taxing authorities. The Service has completed all examinations of Georgia-Pacific's consolidated income tax returns through 2000. Georgia-Pacific's consolidated income tax return for 2001 is currently under examination. Additionally, there are no open tax years for Plum Creek Timber Company, Inc. prior to 2004.

Plum Creek recognizes interest and penalties, if incurred, related to income taxes in Plum Creek's Provision for Income Taxes in Plum Creek's Consolidated Statements of Income. As of December 31, 2007 and 2006, Plum Creek had a liability of $2 million and $1 million, respectively, for accrued interest related to income taxes in the Consolidated Balance Sheets. During the years ended December 31, 2007, 2006 and 2005, Plum Creek recorded less than $1 million each in the Consolidated Statements of Income for interest related to income taxes.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

NOTE 4. BORROWINGS

Long-term debt consists of the following (in millions):

	December 31, 2007	December 31, 2006
Senior Notes due 2009, 8.73% plus unamortized premium of $2.6 at 12/31/07, effective rate of 7.55%	$ 153	$ 154
Senior Notes due 2011, mature serially 2009 to 2011, 7.67% to 7.83%, plus unamortized premium of $0.2 at 12/31/07, effective rates of 7.43% to 7.84%	100	172
Term Credit Agreement due 2012, 5.42% at 12/31/07, based on LIBOR plus 0.45%.	350	-
Senior Notes due 2013, mature serially 2008 to 2013, 4.96% to 6.18%	280	280
Senior Notes due 2013, mature serially 2008 to 2013, 7.25% to 7.76%, less unamortized discount of $3.6 at 12/31/07, effective rates of 7.25% to 8.04%	441	441
Senior Notes due 2015, 5.875% less unamortized discount of $7.1 at 12/31/07, effective rate of 6.09%	518	517
Senior Notes due 2016, mature serially 2008 to 2016, 7.87% to 8.05%, plus unamortized premium of $0.1 at 12/31/07, effective rates of 7.42% to 8.05%	125	125
Senior Notes due 2007, 11.125%	-	15
First Mortgage Notes due 2007, 11.125%	-	13
Senior Notes due 2007, 5.31%	-	25
Total Long-term Debt	1,967	1,742
Less: Current Portion	(147)	(125)
Long-term Portion	$ 1,820	$ 1,617

The Operating Partnership has a $750 million revolving line of credit agreement that matures in June 2011. The revolving line of credit may be increased to $1 billion subject to certain terms and conditions. As of December 31, 2007, the weighted-average interest rate for the borrowings on the line of credit was 5.48%. The interest rate on the line of credit is based on LIBOR plus 0.425%. This rate can range from LIBOR plus 0.27% to LIBOR plus 1% depending on our debt ratings. Subject to customary covenants, the line of credit allows for borrowings from time to time up to $750 million, including up to $100 million of standby letters of credit. Borrowings on the line of credit fluctuate daily based on cash needs. As of December 31, 2007, we had $556 million of borrowings and $13 million of standby letters of credit outstanding; $181 million remained available for borrowing under our line of credit. As of January 2, 2008, $182 million of the borrowings under our line of credit was repaid.

On June 15, 2007, the Operating Partnership entered into a $350 million term credit agreement that matures in June 2012. As of December 31, 2007, the interest rate for the term credit agreement was 5.42%. The interest rate on the term credit agreement is based on LIBOR plus 0.45%. This rate can range from LIBOR plus 0.3% to LIBOR plus 1.15% depending on our debt ratings. The term credit agreement is subject to covenants similar to those of our revolving line of credit and allows prepayment of the borrowings at any time prior to the maturity date without premium or penalty.

Plum Creek Timber Company, Inc. has a shelf registration statement filed with the Securities and Exchange Commission under which Plum Creek , from time to time, may offer and sell any combination of preferred stock, common stock, depositary shares, warrants and guarantees, and under which Plum Creek Timberlands, L.P., may from time to time, offer and sell debt securities. The shelf registration statement expires on April 25, 2009.

On May 2, 2006, the Operating Partnership, issued off the shelf registration statement $225 million aggregate principal amount of its senior notes with a coupon rate of 5.875%, at a market price of 96.686% of the principal amount. The net proceeds of $216 million were used primarily to repay outstanding debt maturing during 2006. The notes mature in 2015 and are fully and unconditionally guaranteed by Plum Creek Timber Company, Inc.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

During 2007, the Operating Partnership made debt principal payments totaling $123 million. During 2006, the Operating Partnership made debt principal payments totaling $207 million.

The senior notes are structurally subordinated to all unsecured debt and liabilities of the Operating Partnership's subsidiaries to the extent of the value of the assets secured by such debt. At December 31, 2007, the total amount of unsecured debt and liabilities of the Operating Partnership's subsidiaries was $850 million. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution, winding up of the Operating Partnership's business or other similar process, the assets of the Operating Partnership's subsidiaries will be available to pay the amounts due on the senior notes only after the unsecured indebtedness of the Operating Partnership's subsidiaries has been repaid in full.

The Senior Notes (excluding the Senior Notes due 2011) are redeemable prior to maturity subject to a premium on redemption, which is based upon interest rates of United States Treasury securities having similar average maturities as these notes. The premium that would have been due upon early retirement approximated $169 million at December 31, 2007 and $114 million at December 31, 2006. The Senior Notes are unsecured. The Senior Notes due 2011 are not redeemable prior to maturity.

The aggregate maturities on all debt agreements and the line of credit are as follows as of **December 31, 2007** (in millions):

Maturity	Debt Agreements	Line of Credit	Total
2008	$ 147	$ -	$ 147
2009	199	-	199
2010	57	-	57
2011	422	556	978
2012	352	-	352
Thereafter	790	-	790
Total	$ 1,967	$ 556	$ 2,523

The Operating Partnership's borrowing agreements contain various restrictive covenants, including limitations on harvest levels, sales of assets, the incurrence of indebtedness and making restricted payments on behalf of Plum Creek, (such as payments of cash dividends or stock repurchases). The borrowing agreements limit our ability to make restricted payments (see Note 6 of the Notes to Financial Statements) based on available cash, which is generally our net income (excluding gains on the sale of capital assets) after adjusting for non-cash charges (such as depreciation and depletion), changes in various reserves, less capital expenditures and principal payments on indebtedness that are not financed. Additionally, the amount of available cash may be increased by the amount of proceeds from the sale of higher and better use properties and, under certain circumstances, by 50% of the amount of net proceeds from the sale of other assets. Furthermore, our line of credit requires that we maintain certain interest coverage and maximum leverage ratios. The Operating Partnership was in compliance with all of our borrowing agreement covenants as of December 31, 2007.

NOTE 5. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents and notes receivable approximate fair values due to the short-term maturities of these instruments. The estimated fair value of the Operating Partnership's debt was approximately $2.60 billion and $2.38 billion at December 31, 2007 and 2006, respectively, and the carrying amount

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

was $2.52 billion and $2.32 billion at December 31, 2007 and 2006, respectively. The fair value of the Operating Partnership's publicly-traded debt (i.e., Senior Notes due 2015) is estimated using market quotes; the fair value of the remainder of the Operating Partnership's debt is estimated using the same rates adjusted for the different maturities.

Certain investments in the grantor trusts relate to the Operating Partnership's non-qualified pension plans and are classified as available-for-sale securities. The Operating Partnership has invested in various money market, debt and equity mutual funds and plans to use these investments to fund its non-qualified pension obligations. The fair value of these investments was $19 million at both December 31, 2007 and 2006. Unrealized holding gains and losses are included as a component of accumulated other comprehensive income, unless an other than temporary impairment has occurred, which is then charged to expense. Unrealized holding gains relating to mutual fund investments were approximately $4 million at both December 31, 2007 and 2006. The Operating Partnership records changes in unrealized holding gains in Other Comprehensive Income. Realized gains were $1 million in 2007 and were less than $1 million in 2006 and 2005. See Note 7 of the Notes to Financial Statements for discussion of the Operating Partnership's Pension Plans.

Certain investments in the grantor trusts relate to the Operating Partnership's deferred compensation plans and are classified as trading securities. Deferred compensation amounts are invested in various money market, debt and equity mutual funds. The Operating Partnership plans to use these investments to fund deferred compensation obligations. The fair value of these investments was $9 million at both December 31, 2007 and 2006. Unrealized holding gains related to mutual fund investments were $1 million at both December 31, 2007 and 2006. The change in unrealized holding gains has been recognized in the Operating Partnership's Consolidated Statements of Income resulting in a gain of less than $1 million in both 2007 and 2006, and a loss of less than $1 million in 2005. Realized gains and losses were less than $1 million in 2007, 2006, and 2005. Deferred compensation obligations are included in Other Liabilities and were $9 million at both December 31, 2007 and 2006.

NOTE 6. PARTNERS' CAPITAL

Under the terms of our note agreements and line of credit (see Note 4 of the Notes to Financial Statements), the Operating Partnership is restricted from transferring assets and funds in the form of loans, advances or cash dividends to Plum Creek Timber Company, Inc. Subject to certain restrictions, the Operating Partnership can make loans or advances to Plum Creek Timber Company, Inc. Based on these provisions, the Operating Partnership could distribute or advance the cash on its balance sheet as of December 31, 2007, or $240 million, all of which is considered unrestricted assets. At December 31, 2007, the Operating Partnership and its consolidated subsidiaries had net assets of $1,901 million of which $1,661 million was restricted from being transferred by the Operating Partnership to Plum Creek Timber Company, Inc.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Comprehensive Income

Comprehensive income includes net income, adjustments pursuant to SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* and unrealized gains and losses on available-for-sale securities. Comprehensive income was as follows for the **years ended December 31** (in millions):

	Pretax Amount	Tax Expense (Benefit)	After-tax Amount
December 31, 2005			
Net Income			$ 354
Unrealized Holding Gains	$ 2	$ -	2
Total Comprehensive Income			$ 356
December 31, 2006			
Net Income			$ 317
Unrealized Holding Gains	$ 2	$ -	2
Total Comprehensive Income			$ 319
December 31, 2007			
Net Income			**$ 282**
Unrealized Holding Gains	**$ 1**	**$ -**	**1**
Less: Reclassification to Net Income	**(1)**	**-**	**(1)**
Defined Benefit Plans:			
Actuarial Gain	**14**	**4**	**10**
Less: Reclassification to Net Income	**1**	**-**	**1**
Prior Service Cost	**1**	**-**	**1**
Total Comprehensive Income			**$ 294**

The components of accumulated other comprehensive income, net of tax, were as follows at **December 31** (in millions):

	2007	2006
Net Unrealized Holding Gains	**$ 4**	$ 4
Defined Benefit Plans:		
Net Loss	**(2)**	(13)
Prior Service Costs	**-**	(1)
	$ 2	$ (10)

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

NOTE 7. EMPLOYEE PENSION AND RETIREMENT PLANS

Pension Plan. Plum Creek Timberlands, L.P. sponsors defined benefit pension plans that cover substantially all employees of the Operating Partnership. The following table provides a reconciliation of benefit obligations, plan assets, and funded status of the plans for the **years ended December 31** (in millions):

	2007	2006
Change in Benefit Obligation		
Benefit obligation at beginning of period	**$ 120**	$ 116
Service cost	**6**	6
Interest cost	**7**	7
Amendment	**(1)**	-
Actuarial (gain) loss	**(12)**	1
Benefits paid	**(10)**	(10)
Benefit obligation at end of period	**$ 110**	$ 120
Change in Plan Assets		
Fair value of plan assets at beginning of period	**$ 86**	$ 82
Actual return on plan assets	**7**	8
Employer contributions	**2**	6
Benefits paid	**(10)**	(10)
Fair value of plan assets at end of period	**85**	86
Funded Status—December 31	**$ (25)**	$ (34)

The underfunded status of our plans of $25 million at December 31, 2007, is recognized in our Consolidated Balance Sheet as a current pension liability of $2 million and long-term pension liability of $23 million. The unfunded status of our plans of $34 million at December 31, 2006, is recognized in our Consolidated Balance Sheet as a current liability of $3 million and long-term pension liability of $31 million. The accumulated benefit obligation was $95 million and $100 million at December 31, 2007 and December 31, 2006, respectively.

The Operating Partnership maintains a qualified defined benefit pension plan and two supplemental (non-qualified) defined benefit pension plans. Assets related to the non-qualified plans are held in a grantor trust and are subject to the claims of creditors in the event of bankruptcy. As a result, pension assets for the non-qualified plans are not considered plan assets, and therefore, have not been netted against our pension liability. Pension assets for the non-qualified plans are included in "Investment in Grantor Trusts" and the related pension liability is included in "Other Liabilities" and "Other Current Liabilities" in our Consolidated Balance Sheets. At December 31, 2007 and 2006, the accumulated benefit obligation for the non-qualified plans was $18 million and $19 million, respectively, and the fair value of assets held in a grantor trust associated with the non-qualified plans was $19 million at both December 31, 2007, and December 31, 2006.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

The components of pension cost recognized in net income were as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Service cost	$ 6	$ 6	$ 6
Interest cost	7	7	6
Expected return on plan assets	(6)	(6)	(5)
Recognized actuarial loss	1	1	2
Total pension cost	$ 8	$ 8	$ 9

The components of pension cost recognized in comprehensive income is as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Net loss (gain)	$ (14)	$ n/a	$ n/a
Prior service cost (credit)	(1)	n/a	n/a
Amortization of net loss	(1)	n/a	n/a
Total recognized in other comprehensive income	$ (16)	$ n/a	$ n/a
Total recognized in comprehensive income	$ (8)	$ n/a	$ n/a

Amounts included in accumulated other comprehensive income are as follows as of **December 31** (in millions):

	2007	2006
Net loss (gain)	$ 3	$ 18
Prior service cost (credit)	$ -	$ 1
Deferred tax benefit	$ (1)	$ (5)

During 2008, we expect less than $1 million of net actuarial loss and prior service cost to be recognized as a component of pension cost from the amortization of these amounts.

Weighted-average assumptions used to determine benefit obligation:

	December 31, 2007	December 31, 2006
Discount rate	6.75%	5.90%
Rate of compensation increase	3.70%	3.70%

Weighted-average assumptions used to determine net periodic benefit cost for the **years ended December 31**:

	2007	2006	2005
Discount rate	5.90%	5.75%	5.75%
Expected long-term return on plan assets	7.75%	7.75%	7.75%
Rate of compensation increase	3.70%	3.70%	3.70%

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

To develop the expected long-term rate of return on plan assets assumption, the Operating Partnership considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns on each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on plan assets assumption for the portfolio. This resulted in the selection of the 7.75% assumption as of January 1, 2007 and 2006.

Most of the Operating Partnership's salaried and all hourly employees who complete one year of service in which they work at least 1,000 hours are eligible to participate in the plan. Participants vest after three years of service. The cash balance benefits for salaried employees is determined based primarily on certain percentages of compensation, age, years of service and interest accrued based on the 30-year Treasury bond rate. Participants who were employees of the Operating Partnership on September 1, 2000, earn benefits based on the greater of the cash balance formula or a monthly pension benefit that is principally based on the highest monthly average earnings during any consecutive sixty-month out of 120-month period and the number of years of service credit. The benefits to hourly employees are generally based on a fixed amount per year of service.

It is the Operating Partnership's policy to fund the qualified plan annually such that the fair value of plan assets equals or exceeds the actuarially computed accumulated benefit obligation (the approximate actuarially computed current pension obligation if the plan was discontinued). There was no funding of the qualified plan during 2007 because as of December 31, 2007, the fair value of plan assets of $85 million exceeded the accumulated benefit obligation of $77 million by $8 million. As a result of the Operating Partnership's funding policy, annual qualified pension contributions are significantly impacted by investment returns and changes in interest rates. Based on current interest rates and expected returns, the Operating Partnership expects 2008 contributions to the qualified pension plan to range between $0 and $5 million. During 2008, the Operating Partnership expects to contribute between $0 and $1 million to its grantor trust associated with the non-qualified plans.

The following table presents expected future benefit payments projected based on the same assumptions used by the Operating Partnership to measure the benefit obligation and estimate future employee service (in millions):

Year	Projected benefit payments
2008	$ 10
2009	11
2010	11
2011	11
2012	15
2013 through 2017	59

Plan assets were allocated as follows:

	December 31, 2007	December 31, 2006
Large Capitalization Domestic Equities	**32%**	31%
Small and Mid-Size Capitalization Domestic Equities	**14%**	12%
International Equities	**20%**	14%
Fixed Income	**34%**	33%
Hedge Funds	**–%**	10%
Total	**100%**	100%

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

It is the Operating Partnership's investment policy to achieve maximum returns at a reasonable risk for pension assets over a full market cycle. The Operating Partnership uses seven fund managers to capture favorable returns in various asset classes and to diversify risk. At December 31, 2007, target allocations for the various asset classes are as follows:

Large Capitalization Domestic Equities	27% to 37%
Small and Mid-Size Capitalization Domestic Equities	9% to 19%
International Equities	15% to 25%
Fixed Income	31% to 37%

Pension assets are analyzed at least quarterly and rebalanced as needed to maintain the above target allocations. To further reduce risk, fund managers are required to invest in a diversified portfolio. No more than 5% of an equity portfolio can be invested in a single company and fund managers are expected to be well diversified with respect to industry and economic sectors. No more than 10% of a fixed income portfolio can be invested in a single issuer (other than U.S. treasuries). Equity investments are limited to common stocks, common stock equivalents and preferred stock. Fixed income investments are limited to U.S. treasuries, agencies of the U.S. Government, domestic corporations, municipalities, domestic banks, and other U.S. financial institutions.

Over a full market cycle, the investment goal for large capitalization domestic equities is to exceed the applicable benchmark (e.g., S&P 500 Index) by one-half of one percent per annum, and the investment goal for small and mid-size capitalization domestic equities and international equities is to exceed the applicable benchmark (e.g., Russell 2000 Value Index) by one percent. The investment goal for fixed income investments is to exceed the applicable benchmark (e.g., Lehman Brothers Aggregate Bond Index) by one-quarter of one percent per annum. The investment goals are net of related fees.

Thrift and Profit Sharing Plan. The Operating Partnership sponsors an employee thrift and profit sharing plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all full-time employees. The Operating Partnership matches employee contributions of up to six percent of compensation at rates ranging from 35 to 100 percent, depending upon financial performance.

Amounts charged to expense relating to the Operating Partnership's thrift and profit sharing plan were $6 million in 2007, $6 million in 2006 and $5 million in 2005. The employer match was 100% for 2007, 2006 and 2005.

Other Benefit Plans. Certain executives and key employees of the Operating Partnership participate in incentive benefit plans, which provide for the granting of shares and/or cash bonuses upon meeting performance objectives. See Note 8 of the Notes to Financial Statements.

NOTE 8. SHARE-BASED COMPENSATION PLANS

Plum Creek Timber Company, Inc. has a stockholder approved Stock Incentive Plan that provides for the award of non-qualified stock options, restricted stock and restricted stock units, value management awards and dividend equivalents. Certain executives and key employees of the Operating Partnership are covered by this plan. All of Plum Creek's activities are conducted through the Operating Partnership, therefore all share-based compensation expense is allocated to the Operating Partnership. Proceeds from the exercise of Plum Creek stock options are retained by Plum Creek Timber Company, Inc.

Under Plum Creek's Stock Incentive Plan ("the Plan"), as amended in May 2004, there are 12.4 million shares of Plum Creek Timber Company, Inc. common stock reserved and eligible for issuance. At December 31, 2007, 3.8 million shares of the 12.4 million reserved shares have been used and, therefore, 8.6 million shares remain available for

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

grants of non-qualified stock options, grants of restricted stock and restricted stock units, or payments of vested value management awards and dividend equivalents. The number of shares to be issued in connection with value management awards and dividend equivalents is not determined until the end of their respective performance periods. New shares are issued for payment under the Plan for awards that pay out in shares or where the participant can elect payment in shares.

Stock Options. Under the Plan, non-qualified stock options may be granted to any officer, director, employee, consultant or advisor of the Operating Partnership. Each stock option granted allows the recipient the right to purchase Plum Creek's common stock at the fair market value of Plum Creek's common stock on the date of the grant. Generally, the stock options have a ten-year term and vest over a four-year period at a rate of 25% per year. Under the Plan, the exercise price of an option may not be reduced.

Presented below is a summary of Plum Creek's stock option Plan activity for the **year ended December 31, 2007**:

	Shares Subject to Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Millions)
Balance at January 1, 2007	2,273,021	$ 29.79		
Granted	513,505	40.41		
Exercised/surrendered	(335,180)	22.78		
Cancelled/forfeited	(100,824)	34.28		
Outstanding, December 31, 2007	2,350,522	$ 32.92	6.6	$ 31
Vested or expected to vest, December 31, 2007	2,141,044	$ 32.58	6.5	$ 29
Exercisable, December 31, 2007	1,307,443	$ 29.07	5.3	$ 22

The table below presents stock activity related to stock options exercised during the **years ended December 31** (in millions):

	2007	2006	2005
Proceeds from stock options exercised	**$ 8**	$ 7	$ 9
Intrinsic value of stock options exercised	**$ 6**	$ 5	$ 7
Tax benefit related to stock options exercised	**$ 0.8**	$ 0.2	$ 0.4

The weighted-average measurement date fair values of stock option awards granted were computed using the Black-Scholes-Merton option valuation model with the following assumptions for the **years ended December 31**:

	2007	2006	2005
Expected term (years)	**6**	6	6
Risk-free interest rate	**4.8%**	4.5%	4.1%
Volatility	**22.2%**	23.1%	24.0%
Dividend yield	**4.2%**	4.5%	4.1%
Weighted-average measurement date fair value	**$ 7.20**	$ 6.10	$ 6.82

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

The expected term of the options represents the estimated period of time until exercise and is based on the vesting period of the award and the historical exercise experience of similar awards. All participants were assumed to have similar exercise behavior. Expected volatility is based on historical volatility over the approximate expected term of the option.

Restricted Stock. Under the Plan, restricted stock of Plum Creek Timber Company, Inc. may be awarded to certain directors, officers and employees of the Operating Partnership. Restricted stock may not be sold, assigned, transferred, pledged or otherwise disposed of for a period of time from the date on which the restricted stock was granted. The recipients of restricted stock generally have the rights of stockholders of Plum Creek with respect to voting and receipt of dividends during the restricted period. Restricted stock generally vests between six months and three years from the grant date. Termination of employment prior to the end of the restricted period will generally require the return of the restricted stock to Plum Creek. The weighted-average grant date fair values of restricted stock awards granted for the years ended December 31, 2007, 2006 and 2005 were $40.85, $35.98 and $36.99, respectively. The fair value of restricted stock is based on the closing price of Plum Creek's common stock on the date of grant.

Restricted stock awards activity was as follows for the **year ended December 31, 2007:**

	Shares	Weighted-Average Grant Date Fair Value
Balance at January 1, 2007	64,700	$ 35.39
Granted	18,000	$ 40.85
Vested	(46,200)	$ 36.22
Forfeited	(1,000)	$ 36.68
Balance at December 31, 2007	35,500	$ 36.68

The total fair value of restricted stock awards that vested during the year ended December 31, 2007 was approximately $2 million. The total fair value of restricted stock awards that vested during the years ended December 31, 2006 and 2005 was less than $1 million each.

Restricted Stock Units. Under the Plan, restricted stock units of Plum Creek Timber Company, Inc. may be awarded to certain directors, officers and employees of the Operating Partnership. No restricted stock units were awarded prior to 2006. The recipients of restricted stock units generally have the right to receive a cash amount equal to any dividends paid on Plum Creek's common stock during the restriction period and upon vesting, the right to receive an equal number of shares of Plum Creek's common stock. Restricted stock units generally vest over a four-year period at a rate of 25% per year. If employment is terminated prior to vesting, all unvested restricted stock units are forfeited. The weighted-average grant date fair value of restricted stock units granted for the years ended December 31, 2007 and 2006 was $40.37 and $35.63, respectively. The fair value of restricted stock units is based on the closing price of Plum Creek's common stock on the date of grant.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Restricted stock unit activity was as follows for the **year ended December 31, 2007:**

	Units	Weighted-Average Grant Date Fair Value
Balance at January 1, 2007	92,715	$ 35.62
Granted	119,105	$ 40.37
Vested	(19,460)	$ 35.80
Forfeited	(20,329)	$ 37.34
Balance at December 31, 2007	172,031	$ 38.70

The total fair value of restricted stock units that vested during the years ended December 31, 2007 and 2006 was less than $1 million each.

Value Management Awards. Value management awards provide incentive compensation to participants that is contingent upon Plum Creek's performance over a three-year period measured against the performance of peer groups consisting of forest products companies, the S&P 500 Index and the Morgan Stanley REIT Index over the same period ("Peer Group").

Value management awards are earned in whole or in part based on a sliding scale. No value management award is earned if Plum Creek's total shareholder return is below the 50th percentile of the Peer Group. The full value management award is earned if Plum Creek's total shareholder return is above the 75th percentile. A unit has a face value of $100. The value of an award between the 50th and 75th percentiles is based on a sliding scale between 0% and 200% of the face value. Amounts earned, if any, are paid in the quarter immediately following the end of the three-year performance period. Unless otherwise specified by the participant, each payment will be paid in cash, except that any officer not in compliance with Plum Creek's stock ownership guidelines is required to receive up to half of the payment value in Plum Creek's common stock. Generally, to be entitled to the payment, a participant must be employed by the Operating Partnership on the last day of the performance period.

Value management awards activity was as follows for the **year ended December 31, 2007**:

	Units
Balance at January 1, 2007	129,385
Grants	69,845
Payments	(34,240)
Forfeitures	(11,350)
Balance at December 31, 2007	153,640

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Presented below is a summary of outstanding value management awards and related fair values, unrecognized compensation expense and maximum value **as of December 31, 2007** (dollars in millions):

Performance Period	Outstanding Units	Fair Value[A]	Unrecognized Compensation Expense	Maximum Award Value[B]
2005 to 2007	36,865	$ 6.3	$ -	$ 7.4
2006 to 2008	54,150	$ 9.2	$ 3.0	$ 10.8
2007 to 2009	62,625	$ 9.3	$ 5.5	$ 12.5

A The estimated fair value includes unrecognized compensation expense.

B Maximum award value is based on a unit value of $200.

Presented below is a summary of earned and paid (primarily in cash) value management awards for the following three-year performance periods:

Performance Period[A]	Payout Value per Unit	Total Payout (millions)	Payment Date
2005 to 2007	$ 170	$ 6.3	1st Quarter 2008
2004 to 2006	$ 74	$ 2.5	1st Quarter 2007
2002 to 2004	$ 116	$ 9.0	1st Quarter 2005

A No value management awards were granted with a performance period ending in 2005.

Dividend Equivalents. Under the Plan, dividend equivalents may be granted in connection with stock options. Dividend equivalents represent the right to receive a payment equal in value to the per-share dividend paid over a five-year period by Plum Creek multiplied by the number of unexercised stock options. No dividend equivalents have been awarded since 2005.

For awards granted in 2005 and 2004, each year during the five-year performance period, a participant may be eligible to earn a percentage of Plum Creek's current year dividend plus a percentage of prior year unearned dividends to the extent that Plum Creek has achieved a minimum level of total shareholder return. The total shareholder return computation consists of Plum Creek's stock price appreciation plus dividends paid. The specific percentage to be applied to any such earned dividends for a given year of the performance period is contingent upon Plum Creek's performance for that year measured against the performance of the Peer Group. Dividends are earned in whole or in part based on a sliding scale. If Plum Creek's total shareholder return is below the 50th percentile of the Peer Group, the percentage amount is zero. If Plum Creek's total shareholder return is at or above the 75th percentile, the full amount of the dividend is earned. If Plum Creek's relative performance is between the 50th and the 75th percentiles, dividend equivalents are valued based on a sliding scale between 50% and 100% of the dividends paid during the year. The minimum level of total shareholder return must be at least 5.5% on an annualized basis.

For awards granted prior to 2004, each year during the respective five-year performance period, a participant may earn an amount equal to Plum Creek's current year dividend plus prior year unearned dividends to the extent Plum Creek's total shareholder return on an annualized basis equals or exceeds 13% for 15 trading days out of any 30 trading day period in any given year.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Payments related to any earned dividend equivalents are made at the end of the five-year performance period. Amounts earned, if any, are paid in the quarter immediately following the end of the five-year performance period. Unless otherwise specified by the participant, each payment is paid in cash, except that any officer not in compliance with Plum Creek's stock ownership guidelines is required to receive up to half of the payment value in Plum Creek's common stock. If a participant terminates employment prior to the end of the five-year performance period, a cash payment is made for any performance goals achieved in connection with vested stock options through the last day of employment. Payment related to unvested stock options and performance goals achieved after termination of employment are forfeited. At December 31, 2007, 1.1 million dividend equivalents, net of forfeitures, granted to employees, officers and directors of the Operating Partnership were outstanding.

Presented below is a summary of outstanding dividend equivalent awards and related fair values, unrecognized compensation expense and maximum value **as of December 31, 2007** (dollars in millions):

Performance Period	Outstanding Units	Fair Value[A]	Unrecognized Compensation Expense	Maximum Award Value[B]
2003 to 2007	306,925	$ 3.0	$ -	$ 3.0
2004 to 2008	389,499	$ 1.8	$ 0.4	$ 2.1
2005 to 2009	370,374	$ 1.5	$ 0.6	$ 2.2

A The estimated fair value includes unrecognized compensation expense.

B Maximum award value is calculated based on earned dividends to date plus potential future unearned dividends assuming a quarterly dividend rate of $0.42 per share.

Presented below is a summary of earned and paid (primarily in cash) dividend equivalent rights for the following five-year performance periods:

Performance Period	Total Payout (millions)	Payment Date
2003 to 2007	$ 3.0	1st Quarter 2008
2002 to 2006	$ 1.7	1st Quarter 2007
2001 to 2005	$ 3.0	1st Quarter 2006
2000 to 2004	$ 3.0	1st Quarter 2005

Measurement of Compensation Costs for Value Management Awards and Dividend Equivalents. Grants of both value management awards and dividend equivalents represent awards that are classified and accounted for as liabilities under SFAS No. 123(R). As a result, the expense recognized over the performance period for both value management awards and dividend equivalents will equal the fair value (i.e., cash value) of an award as of the last day of the performance period multiplied by the number of awards that are earned. Furthermore, SFAS No. 123(R) requires the quarterly expense recognized during the performance period to be based on the fair value of value management awards and dividend equivalents as of the end of the most recent quarter. Prior to the end of the performance period, compensation costs for value management awards and dividend equivalents are based on the awards' most recent quarterly fair values and the number of months of service rendered during the performance period.

Fair values for value management awards and dividend equivalents are computed based on Plum Creek's historical relative total shareholder return compared to the Peer Group from the beginning of the performance period to the

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

end of the most recent quarter, and its simulated relative total shareholder return through the end of the performance period. The simulated total shareholder return of Plum Creek and the Peer Group is computed using a Monte Carlo simulation. The key assumptions used in the simulation of Plum Creek's and the Peer Group's total shareholder return are volatility, beta (the measure of how Plum Creek's stock moves relative to the market as a whole), risk-free interest rate, and expected dividend yield. Additionally, the fair value of dividend equivalents assumes that the current quarterly dividend of Plum Creek's common stock of $0.42 per share will remain constant through the end of the performance period.

Accounting for Share-Based Compensation. The Operating Partnership expenses share-based employee compensation in accordance with the fair value recognition provisions of SFAS No. 123(R), *Share-Based Payment.* Under the modified-prospective method adopted by the Operating Partnership on January 1, 2006, share-based employee compensation cost is recognized using the fair value method for all employee awards granted, modified, or settled on or after January 1, 2006 (see "Accounting for Share-Based Compensation" in Note 1 of the Notes to Financial Statements). Stock options and most restricted stock units vest 25% per year over a four-year vesting period. Compensation cost related to these graded vesting awards is recognized using the straight-line method over the four-year vesting period. Total compensation expense for the above share-based compensation plans (including both awards paid in stock and cash) was approximately $20 million, $9 million and $9 million for the years ended December 31, 2007, 2006, and 2005, respectively. For the years ended December 31, 2007, 2006 and 2005, the Operating Partnership recognized $5 million, $2 million and $2 million, respectively, in tax benefits associated with share-based compensation plans. At December 31, 2007, there was $19 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of approximately 2 years.

NOTE 9. RELATED-PARTY TRANSACTIONS

Transactions with Parent. The Operating Partnership's parent, Plum Creek Timber Company, Inc., provides share-based compensation plans that cover employees of the Operating Partnership (see Note 8 of the Notes to Financial Statements). All of Plum Creek's activities are conducted through the Operating Partnership. Therefore, all share-based compensation expense is allocated to the Operating Partnership.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

NOTE 10. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Certain balance sheet accounts consisted of the following (in millions):

	December 31, 2007	December 31, 2006
Other Current Assets		
Prepaid expenses	$ 7	$ 8
Taxes receivable	4	4
Notes receivable	9	3
Other	5	6
	$ 25	$ 21
Other Non-Current Assets		
Real Estate Development Properties	$ 16	$ 11
Unamortized debt issue costs	6	7
Deposits	7	6
Notes receivable	1	1
Other	-	3
	$ 30	$ 28
Other Current Liabilities		
Long-term incentive compensation	$ 9	$ 4
Accrued pension liability	2	3
Other	7	9
	$ 18	$ 16
Other Non-Current Liabilities		
Timber obligations	$ 9	$ 10
Deferred compensation	9	9
Long-term incentive compensation	11	6
Accrued pension liability	23	31
Other	13	13
	$ 65	$ 69

NOTE 11. COMMITMENTS AND CONTINGENCIES

Contingencies. The Operating Partnership is subject to regulations regarding forest and harvest practices and is, from time to time, involved in various legal proceedings, including environmental and regulatory matters, incidental to its business. Moreover, during 2007, the Operating Partnership resolved several lawsuits related to alleged property damage ("Property Damage Litigations"). We recorded a charge of less than $1 million in our Consolidated Statements of Income upon settlement of the Property Damage Litigations.

Environmental Contingencies. In connection with the October 6, 2001 merger with The Timber Company, Plum Creek agreed to indemnify Georgia-Pacific for substantially all of the liabilities attributed to The Timber Company. During 2003, Georgia-Pacific provided the Operating Partnership with information about the existence of mine tailings and acidic surface water on approximately 90 acres in Hot Spring County, Arkansas, on former Georgia-Pacific properties ("Arkansas Environmental Issue"). Barite mining and related activities were conducted on the site between 1939 and 1981 in part by lessees of an entity that was acquired by Georgia-Pacific. A remediation plan has not yet been

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

approved. The Operating Partnership believes that it has strong defenses in the matter. Furthermore, to the extent the Operating Partnership is required to indemnify Georgia-Pacific for its share of the remediation costs, the Operating Partnership may be able to recover all or a portion of its cost from Georgia-Pacific's insurance policy, or indemnity obligations of the various lessees that conducted mining operations on the property, or both. No amounts have been accrued for this potential liability.

Unrecorded Contingencies. The Operating Partnership believes it will be successful in defending the Arkansas Environmental Issue. If the Operating Partnership is not successful in defending this claim, we believe the loss for the Arkansas Environmental Issue would not be material. Management currently believes that resolving other pending legal proceedings against the Operating Partnership, individually or in aggregate, will not have a material adverse impact on our financial position or results of operations. However, these matters are subject to inherent uncertainties and management's view on these matters may change in the future. Were an unfavorable final outcome in one or multiple legal proceedings to occur, there exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which any unfavorable outcome becomes reasonably estimable.

Contractual Obligations. The Operating Partnership has contracted to source logs and supply fiber with customers under long-term agreements at prevailing market rates. The agreements expire beginning in 2008 through 2023, with various renewal options by either party for periods ranging from three years to 15 additional years.

Lease Commitments. The Operating Partnership leases buildings and equipment under non-cancelable operating lease agreements. The Operating Partnership leases certain timberlands in which the Operating Partnership acquired title to the standing timber at the inception of the lease. Operating lease expense was $7 million in both 2007 and 2006 and $5 million in 2005. The following summarizes the future minimum operating lease payments and obligations in connection with leasing timberlands at **December 31, 2007** (in millions):

	Operating Leases	Timber Obligations
2008	$ 5	$ 1
2009	5	1
2010	4	1
2011	3	1
2012	2	1
Thereafter	7	4
Total	$ 26	$ 9

NOTE 12. SEGMENT INFORMATION

The Operating Partnership is organized into ten business units on the basis of both product line and geographic region. Each business unit has a separate management team due to geographic location, marketing strategies and/or production processes. In applying SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, these business units have been aggregated into five reportable segments based on similar long-term economic characteristics. The Operating Partnership's reportable segments are: (1) Northern Resources, (2) Southern Resources, (3) Real Estate, (4) Manufactured Products and (5) Other.

Northern Resources Segment. The Northwest Resource region, the Lake States Resource region and the Northeast Resource region are aggregated into the Northern Resources Segment. The Northern Resources Segment consists of timberlands located in Maine, Michigan, Montana, New Hampshire, Oregon, Washington, West Virginia and

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Wisconsin. The Northern Resources Segment grows timber for sale primarily in domestic regional markets. Additionally, some logs are sold in export markets, mainly Canada. The Northern Resources Segment sells softwood and hardwood sawlogs and softwood and hardwood pulpwood. Softwood sawlogs are sold to regional lumber and plywood manufacturers. Logs harvested in Montana are sold mostly to our lumber and plywood mills (which are part of the Manufactured Products Segment). Hardwood sawlogs are sold primarily to furniture manufacturers. Softwood and hardwood pulpwood is sold to regional paper and packaging manufacturers.

Southern Resources Segment. The Gulf South Resource region and the Atlantic South Resource region are aggregated into the Southern Resources Segment. The Southern Resources Segment consists of timberlands located in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas. The Southern Resources Segment grows timber for sale in domestic regional markets. The Southern Resources Segment sells primarily softwood sawlogs and pulpwood. Softwood sawlogs are sold to regional lumber and plywood manufacturers. Softwood pulpwood is sold to regional paper and packaging manufacturers and also to producers of oriented strand board. Additionally, the Southern Resources Segment leases a portion of our timberlands to third parties on an annual basis for recreational purposes.

Real Estate Segment. The Real Estate Segment consists of sales of higher and better use timberlands and non-strategic timberlands, including, from time to time, the sale of large blocks of timberlands. We estimate that included in the Operating Partnership's 8 million acres of timberlands are approximately 1.7 million acres of higher value timberlands, which are expected to be sold and/or developed over the next 15 years for recreational, conservation or residential purposes. Included within the 1.7 million acres of higher value timberlands are approximately 1 million acres we expect to sell for recreational uses, approximately 500,000 acres we expect to sell for conservation and approximately 200,000 acres that may be developed by our real estate development business. In addition, the company has approximately 300,000 acres of non-strategic timberlands, which are expected to be sold over the next five years. In the meantime, these timberlands continue to be used productively in our business of growing and selling timber.

Our real estate development business is conducted through our wholly-owned taxable REIT subsidiaries. Properties developed internally by the Operating Partnership will generally be low-intensity development limited to obtaining entitlements and investing in infrastructure such as roads and utilities. Larger and more complicated projects, such as master planned communities, will be developed through joint venture arrangements in which we are the minority partner and our involvement is limited to selling and/or contributing timberlands and exercising certain protective rights.

Manufactured Products Segment. The lumber, plywood and medium density fiberboard (MDF) businesses are aggregated into the Manufactured Products Segment. The Manufactured Products Segment consists of four lumber mills, two plywood mills, two MDF facilities, one lumber remanufacturing facility in Montana, and one lumber remanufacturing facility in Idaho. The lumber facilities produce boards, studs, and dimension lumber and the panel facilities produce high-quality plywood and MDF panels. All of these products are targeted to domestic wood products retailers, home construction, industrial customers, and to a lesser extent, for export primarily to Canada. Residual chips that are not used internally are sold to regional pulp and paper manufacturers. Revenues from manufactured products by product line were as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Lumber	**$ 180**	$ 203	$ 223
Plywood	**128**	137	144
MDF	**163**	153	137
Total	**$ 471**	$ 493	$ 504

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

Other Segment. The Other Segment consists primarily of income associated with mineral extraction, natural gas production and communication and transportation rights of way.

During the first quarter of 2005, the Operating Partnership sold subsurface property rights (primarily coal reserves) for proceeds of $21 million. The net gain from this sale after reducing the proceeds for our book basis and applicable income tax, was $20 million. These gains have been reported in our Consolidated Statements of Income as a separate line item below Income from Continuing Operations.

The Operating Partnership evaluates performance of the segments based on operating income before interest, unallocated corporate expenses and taxes. Asset information is not reported by segment, as the Operating Partnership does not produce such information internally.

The table below presents information about reported segments for the **years ended December 31** (in millions):

	Northern Resources[A]	Southern Resources[B]	Real Estate[C]	Manufactured Products	Other	Total[D]
2007						
External revenues	**$ 290**	**$ 492**	**$ 402**	**$ 471**	**$ 20**	**$ 1,675**
Intersegment revenues	**71**	**-**	**-**	**-**	**-**	**71**
Export revenues	**13**	**-**	**-**	**30**	**-**	**43**
Depreciation, depletion and amortization	**42**	**58**	**-**	**29**	**-**	**129**
Basis of real estate sold	**-**	**-**	**108**	**-**	**-**	**108**
Operating income	**58**	**161**	**250**	**2**	**17**	**488**
2006						
External revenues	$ 328	$ 479	$ 308	$ 493	$ 19	$ 1,627
Intersegment revenues	85	-	-	-	-	85
Export revenues	20	-	-	27	-	47
Depreciation, depletion and amortization	36	57	-	30	-	123
Basis of real estate sold	-	-	85	-	-	85
Operating income	105	178	178	22	16	499
2005						
External revenues	$ 263	$ 501	$ 292	$ 504	$ 16	$ 1,576
Intersegment revenues	84	-	-	-	-	84
Export revenues	22	-	-	22	-	44
Depreciation, depletion and amortization	28	52	-	29	-	109
Basis of real estate sold	-	-	124	-	-	124
Operating income	99	217	136	29	13	494

A During 2007, the Northern Resources Segment recognized a loss of $4 million related to forest fire damage, which is included in depreciation, depletion and amortization in the financial statements.

B During 2005, the Southern Resources Segment recorded a loss of $2 million related to hurricane damage, which is included in depreciation, depletion and amortization in the financial statements.

C The Operating Partnership recognized impairment losses on sales of timberlands expected to close within a twelve-month period of $1 million in 2007, $2 million in 2006, and $1 million during 2005. Impairments are recognized as part of cost of goods sold and reflected as part of operating income.

D Consolidated depreciation, depletion and amortization includes unallocated corporate depreciation of $5 million for both 2007 and 2006 and $4 million for 2005.

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

A reconciliation of total operating income to income before income taxes is presented below for the **years ended December 31** (in millions):

	2007	2006	2005
Total segment operating income	$ 488	$ 499	$ 494
Corporate and other unallocated expenses	(64)	(53)	(48)
Gain from Canadian Lumber Settlement	-	14	-
Other Operating Income (Expense), net	-	1	2
Operating Income	424	461	448
Interest Expense, net	(147)	(133)	(109)
Income before Income Taxes	$ 277	$ 328	$ 339

Intersegment sales prices are determined at least quarterly, based upon estimated market prices and terms in effect at the time. Export revenues in 2007 and 2006 consisted of log sales to Canada, as well as manufactured product sales, primarily to Canada and Mexico. Export revenues in 2005 consisted of log and manufacturing products sales primarily to Canada. The Operating Partnership does not hold any long-lived foreign assets.

Segment revenues from sales to our largest customer were as follows for the **years ended December 31** (in millions):

	2007	2006	2005
Northern Resources	$ 7	$ 4	$ 7
Southern Resources	137	160	193
Total	$ 144	$ 164	$ 200

NOTE 13. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

(In Millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[C]
2007				
Revenues	$ 369	$ 395	$ 407	$ 504
Gross Profit[A]	105	126	129	191
Operating Income	77	94	98	155
Income From Continuing Operations	45	58	59	117
Net Income	45	60	59	118
2006				
Revenues	$ 414	$ 380	$ 454	$ 379
Gross Profit[B]	154	126	159	121
Operating Income	127	99	134	101
Income Before Cumulative Effect of Accounting Change	92	62	92	69
Net Income	94	62	92	69

A For the first three quarters of 2007, certain segment operating costs previously included in Cost of Goods Sold were reclassified to Selling, General and Administrative Expense to conform to the presentation for

Plum Creek Timberlands, L.P.
Notes To Consolidated Financial Statements (continued)

the twelve months ended December 31, 2007. Accordingly, the reclassification from Cost of Goods Sold to Selling, General and Administrative Expense increased Gross Profit by $1 million for each of the first, second and third quarters of 2007 from the previously reported quarterly results. The reclassification had no impact on Real Estate Segment operating income for any quarter in 2007.

B Certain Real Estate Segment operating costs, previously included in Cost of Goods Sold, were reclassified to Selling, General and Administrative Expense in 2006 to conform to the 2007 presentation. Accordingly, the reclassification from Cost of Goods Sold to Selling, General and Administrative Expense increased Gross Profit by $1 million for each quarter of 2006 from the previously reported Unaudited Selected Quarterly Financial Data. The reclassification had no impact on Real Estate Segment operating income for any quarter in 2006.

C 2006 fourth quarter net income includes a $14 million gain from the Canadian Lumber Settlement ($13 million, net of tax).

Plum Creek Timberlands, L.P.
Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of
Plum Creek Timberlands, L.P.

We have audited the accompanying consolidated balance sheets of Plum Creek Timberlands, L.P. as of December 31, 2007 and 2006, and the related consolidated statements of income, partners' capital, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plum Creek Timberlands, L.P. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments and also changed its method of accounting for its defined benefit plan.

Ernst + Young LLP

Seattle, Washington
February 22, 2008

Plum Creek Timber Company, Inc.
Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Plum Creek Timber Company, Inc.

We have audited Plum Creek Timber Company, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Plum Creek Timber Company, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Plum Creek Timber Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Plum Creek Timber Company, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Plum Creek Timber Company, Inc. and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Seattle, Washington
February 22, 2008

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures

(a) Disclosure Controls and Procedures

The company's management, with the participation of the company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the company's management, including the Chief Executive Officer and Chief Financial Officer, has concluded that the company's disclosure controls and procedures were effective as of the end of such period.

(b) Control over Financial Reporting

There have been no changes in the company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Plum Creek Timber Company, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our system of internal control over financial reporting is designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Plum Creek Timber Company, Inc.'s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the framework included in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control - Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about the company's executive officers, code of ethics and certain other corporate governance matters is presented in Part I of this Form 10-K. Information under the following captions in the company's 2008 Annual Meeting Proxy Statement is incorporated herein by reference: "Proposal 1—Election of Directors"; "Section 16(a) Beneficial Ownership Reporting Compliance"; "Board of Directors and Corporate Governance—Selection of Nominees to the Board of Directors"; and "Board of Directors and Corporate Governance—Board Committees—Audit Committee".

ITEM 11. EXECUTIVE COMPENSATION

Information under the following captions in the company's 2008 Annual Meeting Proxy Statement is incorporated herein by reference: "Executive Compensation"; "Compensation Committee Interlocks and Insider Participation"; "Compensation Committee Report on Executive Compensation"; and "Board of Directors and Corporate Governance—Director Compensation".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about securities authorized for issuance under equity compensation plans is presented in Part II of this Form 10-K. Information under the following captions in the company's 2008 Annual Meeting Proxy Statement is incorporated herein by reference: "Executive Compensation—Equity Compensation Plan Information"; and " Security Ownership of Certain Beneficial Owners and Management".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information under the following captions in the company's 2008 Annual Meeting Proxy Statement is incorporated herein by reference: "Related Party Transactions"; "Board of Directors and Corporate Governance - Director Independence"; and "Board of Directors and Corporate Governance - Board Committees—Audit Committee".

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information under the following caption in the company's 2008 Annual Meeting Proxy Statement is incorporated herein by reference: "Independent Auditors—Fees to the Independent Auditors for 2006 and 2007".

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report

(1) *Financial Statements and Supplementary Financial Information*

The following consolidated financial statements of the company are included in Part II, Item 8 of this Form 10-K:

PLUM CREEK TIMBER COMPANY, INC.	55
Consolidated Statements of Income	55
Consolidated Balance Sheets	56
Consolidated Statements of Stockholders' Equity	57
Consolidated Statements of Cash Flows	58
Notes to Consolidated Financial Statements	59
Report of Independent Registered Public Accounting Firm	92
PLUM CREEK TIMBERLANDS, L.P.	93
Consolidated Statements of Income	93
Consolidated Balance Sheets	94
Consolidated Statements of Partners' Capital	95
Consolidated Statements of Cash Flows	96
Notes to Consolidated Financial Statements	97
Report of Independent Registered Public Accounting Firm	128
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	129
Management's Assessment and Report on Internal Control over Financial Reporting	130

(2) *Financial Statement Schedules*

All financial statement schedules have been omitted because they are not applicable, not material or the required information is shown in the consolidated financial statements or the notes thereto.

(3) *List of Exhibits*

Each exhibit set forth below in the Index to Exhibits is filed as a part of this report. All exhibits not filed herewith are incorporated herein by reference to a prior filing as indicated. Exhibits designated by a positive sign ("+") indicate management contracts or compensatory plans.

INDEX TO EXHIBITS

Exhibit Designation	Nature of Exhibit
2.1	Agreement and Plan of Merger by and among Georgia-Pacific Corporation, North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., GPW Timber, Inc., LRFP Timber, Inc., NPC Timber, Inc. and Plum Creek Timber Company, Inc. (Form 8-K/A, File No. 1-10239, filed July 24, 2000). Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 12, 2001 (Exhibit 2.1 to Form 8-K, File No. 1-10239, filed June 14, 2001).
2.2	Purchase and Sale Agreement by and among North American Timber Corp., Georgia-Pacific Corporation and Hawthorne Timber Company, LLC dated as of October 29, 1999. (Exhibit 2.6 to Form 10-K, File No. 1-10239, for the year ended December 31, 2002).
2.3	Real Estate Purchase and Sale Agreement between Plum Creek Timberlands, L.P. and Soterra, LLC dated March 28, 2005 (Exhibit 2.1 and Exhibit 2.2 to Form 8-K, File No. 1-10232, filed on April 1, 2005).
2.4	Real Estate Purchase and Sale Agreement between Plum Creek Timberlands, L.P. and Escanaba Timber LLC, dated September 30, 2005 (Exhibit 2.1 to Form 8-K, File No. 1-10232, filed on October 5, 2005).
3.1	Restated Certificate of Incorporation of Plum Creek Timber Company, Inc. (Exhibit 3.1 to Form 10-Q, File No. 1-10239, for the quarter ended March 31, 2002).
3.2	Amended and Restated By-laws of Plum Creek Timber Company, Inc., as amended.
4.1	Indenture (including Form of Note and Guarantee), dated as of November 14, 2005, by and among Plum Creek Timberlands, L.P., as issuer, Plum Creek Timber Company, Inc., as guarantor, and U.S. Bank National Association, as trustee, governing the terms of 5.875% Senior Notes due 2015 (Exhibit 4.1 to Form 8-K, File No. 1-10239, filed November 14, 2005).
4.2	Officer's Certificate, dated November 14, 2005, establishing the terms and form of 5.875% Senior Notes due 2015 (Exhibit 4.2 to Form 8-K, File No. 1-10239, filed November 14, 2005).
4.3	Officer's Certificate, dated May 2, 2006, reopening 5.875% Senior Notes due 2015 (Exhibit 4.3 to Form 8-K, File No. 1-10239, filed on May 2, 2006).
4.4	Senior Note Agreement, dated as of October 9, 2001, governing terms of $75,000,000 Series I due October 1, 2008, $295,000,000 Series J due October 1, 2011, $75,000,000 Series K due October 1, 2013. (Exhibit 4.1 to Form 8-K File No. 1-10239, filed October 9, 2001). First Amendment to Senior Note Agreement dated as of December 19, 2002, governing terms of $75,000,000 Series I due October 1, 2008, $295,000,000 Series J due October 1, 2011, $75,000,000 Series K due October 1, 2013 (Exhibit 4.1 to Form 10-K, File No. 1-10239, for the year ended December 31, 2002).
4.5	The registrant agrees that it will furnish the Commission a copy of any of its debt instruments not listed herein upon request.
10.1	Credit Agreement, dated as of June 29, 2006, among Plum Creek Timberlands, L.P., Bank of America, N.A., as Administrative Agent, SunTrust Bank, as Syndication Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Seattle Branch, Northwest Farm Credit Services, PCA and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International", New York Branch, and Wells Fargo Bank, National Association, as Documentation Agents, Banc of America Securities LLC and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as Joint Lead Arrangers and Joint Book Managers, and the other financial institutions party thereto (Exhibit 10.1 to Form 8-K, File No. 1-10239, filed on July 3, 2006).

Exhibit Designation	Nature of Exhibit
10.2	Credit Agreement, dated as of June 15, 2007, among Plum Creek Timberlands, L.P., Bank of America, N.A., as Administrative Agent, SunTrust Bank, as Syndication Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Seattle Branch, and The Royal Bank of Scotland, as Documentation Agents, Banc of America Securities LLC and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as Joint Lead Arrangers and Joint Book Managers, and the Other Financial Institutions Party Thereto (Exhibit 10.1 to Form 8-K, File No. 1-10239, filed June 21, 2007).
10.3	Amendment Agreement, dated as of June 15, 2007, among Plum Creek Timberlands, L.P., and Bank of America, N.A., as Administrative Agent under the Credit Agreement dated as of June 29, 2006 (Exhibit 10.2 to Form 8-K, File No. 1-10239, filed June 21, 2007).
10.4	Form of Primary Insurance Policy (Exhibit 10.3 to Registration Statement on Form S-4; Registration No. 333-47708, filed July 13, 2001).
10.5+	Plum Creek Supplemental Benefits Plan (Exhibit 10.B.1 to Form 10-K/A, Amendment No. 1, File No. 1-10239), for the year ended December 31, 1994). First Amendment to the Plum Creek Supplemental Benefits Plan. (Exhibit 10.B.1 to Form 10-Q, File No. 1-10239, for the quarter ended September 30, 1995). Second Amendment to the Plum Creek Supplemental Benefits Plan (Exhibit 10.3 to Form 10-Q, File No. 1-10239, for the quarter ended June 30, 2003).
10.6+	Plum Creek Timber Company, Inc. Deferral Plan (Exhibit 10.1 to Form 8-K, File No. 1-10239, filed on June 24, 2005).
10.7+	Director Deferral Election Form (Exhibit 10.3 to Form 8-K, File No. 1-10239, filed on June 24, 2005).
10.8+	Executive Deferral Election Form (Exhibit 10.4 to Form 8-K, File No. 1-10239, filed on June 24, 2005).
10.9+	Plum Creek Director Stock Ownership Plan (Exhibit 10.2 to Form 8-K, File No. 1-10239, filed on June 24, 2005).
10.10	Tax Matters Agreement by and among Plum Creek Timber Company, Inc., Georgia-Pacific Corporation on behalf of itself and North American Timber, Corp, NPI Timber, Inc., GNN Timber, Inc., GPW Timber, Inc., LRFP Timber, Inc., and NPC Timber, Inc., dated as of June 12, 2001 (Exhibit 8.3 to Registration Statement on Form S-4, Registration No. 333-47708, filed July 13, 2001).
10.11+	Plum Creek Timber Company, Inc. 2000 Stock Incentive Plan (Filed as an appendix to Plum Creek's definitive Proxy Statement on Schedule 14A, filed on March 31, 2000).
10.12+	Plum Creek Timber Company, Inc. Amended and Restated Stock Incentive Plan (Filed as an appendix to Plum Creek's definitive Proxy Statement on Schedule 14A, filed on March 29, 2004).
10.13+	Plum Creek Timber Company, Inc. Annual Incentive Plan (Exhibit 10.13 to Form 10-K, File No. 1-10239, for the year ended December 31, 2000).
10.14+	Form of Executive Stock Option, Dividend Equivalent Right and Value Management Award Agreement For Plan Years 2000, 2001, 2002 and 2003 (Exhibit 10.5 to Form 10-K, File No. 1-10239, for the year ended December 31, 2002).
10.15+	Form of Executive Stock Option, Dividend Equivalent Right and Value Management Award Agreement For Plan Year 2004 and 2005 (Exhibit 10.2 to Form 10-Q, File No. 1-10239, for the quarter ended June 30, 2004).

Exhibit Designation	Nature of Exhibit
10.16+	Form of Executive Stock Option, Restricted Stock Unit and Value Management Award Agreement For Plan Year 2006 (Exhibit 10.2 to Form 8-K, File No. 1-10239, filed on February 8, 2006).
10.17+	Form of Executive Stock Option, Restricted Stock Unit and Value Management Award Agreement For Plan Year 2007 (Exhibit 10.2 to Form 8-K, File No. 1-10239, filed on February 8, 2007).
10.18+	Form of Executive Stock Option, Restricted Stock Unit and Value Management Award Agreement For Plan Year 2008.
10.19+	Form of Restricted Stock Unit Award Agreement for Thomas M. Lindquist For Plan Year 2007 (Exhibit 10.17 to Form 10-K, File No. 1-10239, for the year ended December 31, 2006).
10.20+	Form of Director Stock Option and Dividend Equivalent Right Award Agreement For Plan Years 2002 and 2003 (Exhibit 10.16 to Form 10-K, File No. 1-10239, for the year ended December 31, 2002).
10.21+	Form of Amendment to Director Stock Option and Dividend Equivalent Right Award Agreement Effective For Plan Years 2002 and 2003 (Exhibit 10.17 to Form 8-K/A, File No. 1-10239, filed on September 2, 2004).
10.22+	Form of Amended and Restated Director Stock Option and Dividend Equivalent Right Award Agreement For Plan Year 2004 (Exhibit 10.16 to Form 8-K/A, File No. 1-10239, filed on September 2, 2004).
10.23+	Form of Director Stock Award Agreement For Plan Years 2005, 2006, 2007 and 2008.
10.24+	Summary of Current Director Compensation (Exhibit 10.22 to Form 10-K, File No. 1-10239, for the year ended December 31, 2006).
10.25+	Form of Director and Officer Indemnity Agreement (Exhibit 10.21 to Form 10-K, File No. 1-10239, for the year ended December 31, 2004).
12.1	Computation of ratio of earnings to fixed charges and computation of ratio of earnings to combined fixed charges and preferred stock dividends.
21	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
24.1	Power of Attorney (Included on the signature page to this Annual Report on Form 10-K).
31.1	Certification of Rick R. Holley, President and Chief Executive Officer, pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of David W. Lambert, Senior Vice President and Chief Financial Officer, pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Rick R. Holley, President and Chief Executive Officer, pursuant to Rules 13a-14(b) and 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of David W. Lambert, Senior Vice President and Chief Financial Officer, pursuant to Rules 13a-14(b) and 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLUM CREEK TIMBER COMPANY, INC.
(Registrant)

By: /s/ RICK R. HOLLEY
Rick R. Holley
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature to this Annual Report on Form 10-K appears below hereby constitutes and appoints Rick R. Holley, David W. Lambert and James A. Kraft, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file any and all amendments to this Annual Report on Form 10-K, and any and all instruments or documents filed as part of or in connection with this Annual Report on Form 10-K or any amendments thereto, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ IAN B. DAVIDSON Ian B. Davidson	Director, Chairman of the Board	February 28, 2008 Date
/s/ RICK R. HOLLEY Rick R. Holley	President and Chief Executive Officer, Director	February 28, 2008 Date
/s/ ROBIN JOSEPHS Robin Josephs	Director	February 28, 2008 Date
/s/ JOHN G. MCDONALD John G. McDonald	Director	February 28, 2008 Date
/s/ ROBERT B. MCLEOD Robert B. McLeod	Director	February 28, 2008 Date
/s/ JOHN F. MORGAN, SR. John F. Morgan, Sr.	Director	February 28, 2008 Date

/s/ JOHN H. SCULLY John H. Scully	Director	February 28, 2008 Date
/s/ STEPHEN C. TOBIAS Stephen C. Tobias	Director	February 28, 2008 Date
/s/ MARTIN A. WHITE Martin A. White	Director	February 28, 2008 Date
/s/ DAVID W. LAMBERT David W. Lambert	Senior Vice President and Chief Financial Officer	February 28, 2008 Date
/s/ DAVID A. BROWN David A. Brown	Vice President, Chief Accounting Officer	February 28, 2008 Date

EXHIBIT 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, **Rick R. Holley, President and Chief Executive Officer**, certify that:

1. I have reviewed this annual report on Form 10-K of Plum Creek Timber Company, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;.
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent function):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

By: Rick Holley

RICK R. HOLLEY
President and Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, **David W. Lambert, Senior Vice President and Chief Financial Officer**, certify that:

1. I have reviewed this annual report on Form 10-K of Plum Creek Timber Company, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent function):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

By: David W. Lambert

DAVID W. LAMBERT
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Plum Creek Timber Company, Inc. (the "Company") for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Rick R. Holley, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 28, 2008

By: Rick Holley

RICK R. HOLLEY
President and Chief Executive Officer

A signed original of this written statement required by section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Plum Creek Timber Company, Inc. (the "Company") for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), David W. Lambert, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 28, 2008

By: David W. Lambert

DAVID W. LAMBERT
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXECUTIVE COMMITTEE


Rick R. Holley


Thomas M. Lindquist


David W. Lambert


James A. Kraft


Larry D. Neilson


Barbara L. Crowe


Joan K. Fitzmaurice


Henry K. Ricklefs

CORPORATE LEADERSHIP

CORPORATE OFFICERS

Rick R. Holley
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Thomas M. Lindquist
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

David W. Lambert
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

James A. Kilberg
SENIOR VICE PRESIDENT, REAL ESTATE AND LAND MANAGEMENT

James A. Kraft
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Larry D. Neilson
SENIOR VICE PRESIDENT, PLANNING AND BUSINESS DEVELOPMENT

David A. Brown
VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

Elwood B. Coley Jr.
VICE PRESIDENT, BIOENERGY

Barbara L. Crowe
VICE PRESIDENT, HUMAN RESOURCES

Joan K. Fitzmaurice
VICE PRESIDENT, AUDIT AND FINANCIAL SERVICES

Russell S. Hagen
VICE PRESIDENT, REAL ESTATE

Robert J. Olszewski
VICE PRESIDENT, ENVIRONMENTAL AFFAIRS

Thomas M. Reed
VICE PRESIDENT AND GENERAL MANAGER, SOUTHERN RESOURCES

Henry K. Ricklefs
VICE PRESIDENT, NORTHERN RESOURCES AND MANUFACTURING

Laura B. Smith
VICE PRESIDENT AND TREASURER

BOARD OF DIRECTORS

Ian B. Davidson (A, N, F)
CHAIRMAN OF THE BOARD
CHAIRMAN OF THE BOARD, DAVIDSON COMPANIES

Rick R. Holley
PRESIDENT AND CHIEF EXECUTIVE OFFICER, PLUM CREEK

Robin Josephs (A, C, F)
FORMER MANAGING DIRECTOR, STARWOOD CAPITAL GROUP

John G. McDonald (A, N)
PROFESSOR OF FINANCE, STANFORD INVESTORS CHAIR, GRADUATE SCHOOL OF BUSINESS, STANFORD UNIVERSITY

Robert B. McLeod (C)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, NEWLAND COMMUNITIES

John F. Morgan Sr. (A)
OWNER, MORGAN TIMBER, LLC

John H. Scully (N)
MANAGING DIRECTOR, SPO PARTNERS & CO.

Stephen C. Tobias (C, N)
VICE CHAIRMAN AND CHIEF OPERATING OFFICER, NORFOLK SOUTHERN CORPORATION

Martin A. White (C)
FORMER CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER, MDU RESOURCES, INC.

COMMITTEES OF THE BOARD OF DIRECTORS

- A Audit
- C Compensation
- N Corporate Governance and Nominating
- F Audit Committee Financial Expert

CORPORATE INFORMATION

PRINCIPAL HEADQUARTERS

Plum Creek
999 THIRD AVENUE, SUITE 4300
SEATTLE, WA 98104-4096
PHONE: 206.467.3600
URL: WWW.PLUMCREEK.COM

INVESTOR RELATIONS

John B. Hobbs
DIRECTOR OF INVESTOR RELATIONS
800.858.5347 OR 206.467.3600

ANNUAL MEETING

DATE: MAY 7, 2008
TIME: 9 AM
LOCATION:
WASHINGTON ATHLETIC CLUB
LOBBY LEVEL, NOBLE ROOM
1325 SIXTH AVENUE
SEATTLE, WA 98101

FORM 10-K

ADDITIONAL COPIES OF THIS REPORT AND PLUM CREEK'S REPORT ON FORM 10-K ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

Plum Creek
INVESTOR RELATIONS
999 THIRD AVENUE, SUITE 4300
SEATTLE, WA 98104-4096

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
999 THIRD AVENUE, SUITE 3500
SEATTLE, WA 98104-4086

STOCK INFORMATION

LISTED: NEW YORK STOCK EXCHANGE
SYMBOL: PCL
CUSIP: 729 251 108

STOCK TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
P.O. BOX 43078
PROVIDENCE, RI 02940-3078

PHONE INQUIRIES: 800.254.4961
OUTSIDE THE U.S.: 781.575.3400
TDD, HEARING-IMPAIRED: 800.952.9245
FACSIMILE: 781.575.3266
URL: WWW-US.COMPUTERSHARE.COM/INVESTOR

SUSTAINABLE FORESTRY INITIATIVE

PLUM CREEK IS PROUD TO HAVE THE MANAGEMENT OF ALL OF ITS TIMBERLANDS INDEPENDENTLY CERTIFIED TO THE STANDARDS OF THE SUSTAINABLE FORESTRY INITIATIVE PROGRAM.

THE PAPER USED TO PRODUCE THIS ANNUAL REPORT IS SFI CERTIFIED.

Plum Creek

END

Plum Creek
999 THIRD AVENUE, SUITE 4300
SEATTLE, WA 98104-4096